  Exhibit 99.10

Ind AS Consolidated

INDEPENDENT AUDITOR’S REPORT

TO THE MEMBERS OF INFOSYS LIMITED

Report on the Audit of the Consolidated Financial Statements

Opinion

We have audited the accompanying consolidated financial statements of INFOSYS LIMITED (the “Company”) and its subsidiaries, (the Company and its subsidiaries together referred to as the “Group”) which comprise the Consolidated Balance Sheet as at March 31, 2020, and the Consolidated Statement of Profit and Loss (including Other Comprehensive Income), the Consolidated Statement of Changes in Equity and the Consolidated Statement of Cash Flows for the year then ended, and a summary of significant accounting policies and other explanatory information (hereinafter referred to as the “consolidated financial statements”).

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid consolidated financial statements, give the information required by the Companies Act, 2013 (the “Act”) in the manner so required and give a true and fair view in conformity with the Indian Accounting Standards (“Ind AS”) prescribed under section 133 of the Act read with the Companies (Indian Accounting Standards) Rules, 2015, as amended and other accounting principles generally accepted in India, of the consolidated state of affairs of the Group as at March 31, 2020, the consolidated profit, consolidated total comprehensive income, consolidated changes in equity and its consolidated cash flows for the year ended on that date.

Basis for Opinion

We conducted our audit of the consolidated financial statements in accordance with the Standards on Auditing (“SA”s) specified under section 143(10) of the Act. Our responsibilities under those Standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (“ICAI”) together with the ethical requirements that are relevant to our audit of the consolidated financial statements under the provisions of the Act and the Rules made thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. We have determined the matters described below to be the key audit matters to be communicated in our report.

Sr. No.	Key Audit Matter	Auditor’s Response
1	Fixed price contracts using the percentage of completion method	Principal Audit Procedures

Fixed price maintenance revenue is recognized either on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or using percentage of completion method when the pattern of benefits from services rendered to the customer and Group’s costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive.

Revenue from other fixed-price, fixed-timeframe contracts, where the performance obligations are satisfied over time has been recognized using the percentage-of-completion method. Use of the percentage-of-completion method requires the Group to determine the actual efforts or costs expended to date as a proportion of the estimated total efforts or costs to be incurred. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. The estimation of total efforts or costs involves significant judgement and is assessed throughout the period of the contract to reflect any changes based on the latest available information. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

We identified the estimate of total efforts or efforts to complete fixed price contracts measured using the percentage of completion method as a key audit matter as the estimation of efforts or costs involves significant judgement throughout the period of the contract and is subject to revision as the contract progresses based on the latest available information. This estimate has a high inherent uncertainty and requires consideration of progress of the contract, efforts or costs incurred to-date and estimates of efforts or costs required to complete the remaining contract performance obligations over the lives of the contracts.

Refer Notes 1.5(a) and 2.16 to the consolidated financial statements.

Our audit procedures related to estimates of total expected costs or efforts to complete for fixed-price contracts included the following, among others:

We tested the effectiveness of controls relating to (1) recording of efforts or costs incurred and estimation of efforts or costs required to complete the remaining contract performance obligations and (2) access and application controls pertaining to time recording, allocation and budgeting systems which prevents unauthorised changes to recording of efforts incurred.

We selected a sample of fixed price contracts with customers accounted using percentage-of-completion method and performed the following:

•      Compared efforts or costs incurred with Group’s estimate of efforts or costs incurred to date to identify significant variations and evaluate whether those variations have been considered appropriately in estimating the remaining costs or efforts to complete the contract.

•      Tested the estimate for consistency with the status of delivery of milestones and customer acceptances and sign off from customers to identify possible delays in achieving milestones, which require changes in estimated costs or efforts to complete the remaining performance obligations.

Sr. No.	Key Audit Matter	Auditor’s Response
2

Allowance for credit losses

The Group determines the allowance for credit losses based on historical loss experience adjusted to reflect current and estimated future economic conditions. The Group considered current and anticipated future economic conditions relating to industries the Group deals with and the countries where it operates. In calculating expected credit loss, the Group has also considered credit reports and other related credit information for its customers to estimate the probability of default in future and has taken into account estimates of possible effect from the pandemic relating to COVID -19.

We identified allowance for credit losses as a key audit matter because the Group exercises significant judgment in calculating the expected credit losses.

Refer Notes 1.5(h), 2.7 and 2.10 to the consolidated financial statements.

Principal Audit Procedures

Our audit procedures related to the allowance for credit losses for trade receivables and unbilled revenue included the following, among others:

We tested the effectiveness of controls over the (1) development of the methodology for the allowance for credit losses, including consideration of the current and estimated future economic conditions (2) completeness and accuracy of information used in the estimation of probability of default and (3) computation of the allowance for credit losses.

For a sample of customers:

We tested the input data such as credit reports and other credit related information used in estimating the probability of default by comparing them to external and internal sources of information.

We tested the mathematical accuracy and computation of the allowances by using the same input data used by the Group.

Emphasis of Matter

As more fully described in Note 2.22 to the consolidated financial statements, the Company is responding to inquiries from Indian regulatory authorities. The scope, duration or outcome of these matters are uncertain.

Our opinion is not modified in respect of this matter.

Information Other than the Financial Statements and Auditor’s Report Thereon

The Company’s Board of Directors is responsible for the preparation of the other information. The other information comprises the information included in the Management Discussion and Analysis, Board’s Report including Annexures to Board’s Report, Business Responsibility Report, Corporate Governance and Shareholder’s Information, but does not include the consolidated financial statements, standalone financial statements and our auditor’s report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained during the course of our audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Management’s Responsibilities for the Consolidated Financial Statements

The Company’s Board of Directors is responsible for the matters stated in section 134(5) of the Act with respect to the preparation and presentation of these consolidated financial statements that give a true and fair view of the consolidated financial position, consolidated financial performance including other comprehensive income, consolidated changes in equity and consolidated cash flows of the Group in accordance with the Ind AS and other accounting principles generally accepted in India. The respective Boards of Directors of the companies included in the Group are responsible for maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Group and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of preparation of the consolidated financial statements by the Directors of the Company, as aforesaid.

In preparing the consolidated financial statements, the respective Boards of Directors of the companies included in the Group are responsible for assessing the ability of the respective entities to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Boards of Directors either intend to liquidate their respective entities or to cease operations, or have no realistic alternative but to do so.

The respective Boards of Directors of the companies included in the Group are also responsible for overseeing the financial reporting process of the Group.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal financial control relevant to the audit in order to design audit procedures that are appropriate in the circumstances. Under section 143(3)(i) of the Act, we are also responsible for expressing our opinion on whether the Company and its subsidiary companies which are companies incorporated in India, has adequate internal financial controls system in place and the operating effectiveness of such controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the management.

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the audit of the financial statements of such entities included in the consolidated financial statements of which we are the independent auditors.

Materiality is the magnitude of misstatements in the consolidated financial statements that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the consolidated financial statements may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the consolidated financial statements.

We communicate with those charged with governance of the Company and such other entities included in the consolidated financial statements of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Report on Other Legal and Regulatory Requirements

1.	As required by Section 143(3) of the Act, based on our audit we report that:

a)	We have sought and obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit of the aforesaid consolidated financial statements.

b)	In our opinion, proper books of account as required by law relating to preparation of the aforesaid consolidated financial statements have been kept so far as it appears from our examination of those books.

c)	The Consolidated Balance Sheet, the Consolidated Statement of Profit and Loss (including Other Comprehensive Income), Consolidated Statement of Changes in Equity and the Consolidated Statement of Cash Flows dealt with by this Report are in agreement with the relevant books of account maintained for the purpose of preparation of the consolidated financial statements.

d)	In our opinion, the aforesaid consolidated financial statements comply with the Ind AS specified under section 133 of the Act.

e)	On the basis of the written representations received from the directors of the Company as on March 31, 2020 taken on record by the Boards of Directors of the Company and its subsidiaries incorporated in India and the reports of the statutory auditors of its subsidiary companies incorporated in India, none of the directors of the Group companies incorporated in India is disqualified as on March 31, 2020 from being appointed as a director in terms of Section 164 (2) of the Act.

f)	With respect to the adequacy of the internal financial controls over financial reporting and the operating effectiveness of such controls, refer to our separate Report in “Annexure A” which is based on the auditors’ reports of the Company and its subsidiary companies incorporated in India. Our report expresses an unmodified opinion on the adequacy and operating effectiveness of internal financial controls over financial reporting of those companies.

g)	With respect to the other matters to be included in the Auditor’s Report in accordance with the requirements of section 197(16) of the Act, as amended:

In our opinion and to the best of our information and according to the explanations given to us, the remuneration paid by the Company to its directors during the year is in accordance with the provisions of section 197 of the Act.

h)	With respect to the other matters to be included in the Auditor’s Report in accordance with Rule 11 of the Companies (Audit and Auditors) Rules, 2014, as amended in our opinion and to the best of our information and according to the explanations given to us:

i)	The consolidated financial statements disclose the impact of pending litigations on the consolidated financial position of the Group.

ii)	Provision has been made in the consolidated financial statements, as required under the applicable law or accounting standards, for material foreseeable losses, if any, on long-term contracts including derivative contracts;

iii)	There has been no delay in transferring amounts, required to be transferred, to the Investor Education and Protection Fund by the Company and its subsidiary companies incorporated in India.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm’s Registration No.117366W/W-100018)

Sanjiv V. Pilgaonkar

Place: Mumbai Date: April 20, 2020	Partner (Membership No. 039826) UDIN: 20039826AAAABV6735

INFOSYS LIMITED AND SUBSIDIARIES

Consolidated Financial Statements under Indian Accounting Standards (Ind AS) for the year ended March 31, 2020

INFOSYS LIMITED AND SUBSIDIARIES

(In crore )

Consolidated Balance Sheets as at	Note No.	March 31, 2020	March 31, 2019
ASSETS
Non-current assets
Property, plant and equipment	2.2	12,435	11,479
Right-of-use assets	2.19	4,168	–
Capital work-in-progress		954	1,388
Goodwill	2.3.1 and 2.1	5,286	3,540
Other intangible assets	2.3.2	1,900	691
Financial assets:
Investments	2.4	4,137	4,634
Loans	2.5	21	19
Other financial assets	2.6	737	312
Deferred tax assets (net)	2.15	1,744	1,372
Income tax assets (net)	2.15	5,384	6,320
Other non-current assets	2.9	1,426	2,105
Total non-current assets		38,192	31,860
Current assets
Financial assets:
Investments	2.4	4,655	6,627
Trade receivables	2.7	18,487	14,827
Cash and cash equivalents	2.8	18,649	19,568
Loans	2.5	239	241
Other financial assets	2.6	5,457	5,505
Income tax assets (net)	2.15	7	423
Other Current assets	2.9	7,082	5,687
Total current assets		54,576	52,878
Total assets		92,768	84,738
EQUITY AND LIABILITIES
Equity
Equity share capital	2.11	2,122	2,170
Other equity		63,328	62,778
Total equity attributable to equity holders of the Company		65,450	64,948
Non-controlling interests		394	58
Total equity		65,844	65,006
Liabilities
Non-current liabilities
Financial Liabilities
Lease liabilities	2.19	4,014	–
Other financial liabilities	2.12	807	147
Deferred tax liabilities (net)	2.15	968	672
Other non-current liabilities	2.13	279	275
Total non-current liabilities		6,068	1,094
Current liabilities
Financial Liabilities
Trade payables		2,852	1,655
Lease liabilities	2.19	619	–
Other financial liabilities	2.12	10,481	10,452
Other current liabilities	2.13	4,842	4,388
Provisions	2.14	572	576
Income tax liabilities (net)	2.15	1,490	1,567
Total current liabilities		20,856	18,638
Total equity and liabilities		92,768	84,738

The accompanying notes form an integral part of the interim condensed consolidated financial statements.

 As per our report of even date attached

forDeloitte Haskins & Sells LLP Chartered Accountants Firm’s Registration No : 117366W/ W-100018	for and on behalf of the Board of Directors of Infosys Limited

Sanjiv V. Pilgaonkar Partner Membership No. 39826	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bengaluru April 20, 2020	D. Sundaram Director	Nilanjan Roy Chief Financial Officer	A. G. S. Manikantha Company Secretary

INFOSYS LIMITED AND SUBSIDIARIES

(in crore, except equity share and per equity share data)

Consolidated Statement of Profit and Loss	Note No.	Year ended March 31,
		2020	2019
Revenue from operations	2.16	90,791	82,675
Other income, net	2.17	2,803	2,882
Total income		93,594	85,557
Expenses
Employee benefit expenses	2.18	50,887	45,315
Cost of technical sub-contractors		6,714	6,033
Travel expenses		2,710	2,433
Cost of software packages and others	2.18	2,703	2,553
Communication expenses		528	471
Consultancy and professional charges		1,326	1,324
Depreciation and amortisation expenses	2.2 and 2.3.2	2,893	2,011
Finance cost	2.19	170	–
Other expenses	2.18	3,656	3,655
Reduction in the fair value of Disposal Group held for sale	2.1.2	–	270
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale"	2.1.2	–	451
Total expenses		71,587	64,516
Profit before tax		22,007	21,041
Tax expense:
Current tax	2.15	5,775	5,727
Deferred tax	2.15	(407)	(96)
Profit for the period		16,639	15,410
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset. net	2.20 and 2.15	(180)	(22)
Equity instruments through other comprehensive income, net	2.4 and 2.15	(33)	70
		(213)	48
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedge, net	2.10 and 2.15	(36)	21
Exchange differences on translation of foreign operations		378	63
Fair value changes on investments, net	2.4 and 2.15	22	2
		364	86
Total other comprehensive income /(loss), net of tax		151	134
Total comprehensive income for the period		16,790	15,544
Profit attributable to:
Owners of the Company		16,594	15,404
Non-controlling interests		45	6
		16,639	15,410
Total comprehensive income attributable to:
Owners of the Company		16,732	15,538
Non-controlling interests		58	6
		16,790	15,544
Earnings per Equity share
Equity shares of par value 5/- each
Basic ()		38.97	35.44
Diluted ()		38.91	35.38
Weighted average equity shares used in computing earnings per equity share	2.21
Basic		4,257,754,522	4,347,130,157
Diluted		4,265,144,228	4,353,420,772

The accompanying notes form an integral part of the interim condensed consolidated financial statements.

As per our report of even date attached

forDeloitte Haskins & Sells LLP Chartered Accountants Firm’s Registration No : 117366W/ W-100018	for and on behalf of the Board of Directors of Infosys Limited

Sanjiv V. Pilgaonkar Partner Membership No. 39826	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bengaluru April 20, 2020	D. Sundaram Director	Nilanjan Roy Chief Financial Officer	A. G. S. Manikantha Company Secretary

INFOSYS LIMITED AND SUBSIDIARIES

Consolidated Statement of Changes in Equity

(In crore )

Particulars		OTHER EQUITY
		RESERVES & SURPLUS								Other comprehensive income
	Equity Share capital (1)	Securities Premium	Retained earnings	Capital reserve	General reserve	Share Options Outstanding Account	Special Economic Zone Re-investment reserve(2)	Other reserves(3)	Capital redemption reserve	Equity instruments through other comprehensive income	Exchange differences on translating the financial statements of a foreign operation	Effective portion of Cash Flow Hedges	Other items of other comprehensive income / (loss)	Total equity attributable to equity holders of the Company	Non-controlling interest	Total equity
Balance as at April 1, 2018	1,088	36	58,477	54	2,725	130	1,583	5	56	2	779	–	(12)	64,923	1	64,924
Changes in equity for the year ended March 31, 2019
Profit for the period	–	–	15,404	–	–	–	–	–	–	–	–	–	–	15,404	6	15,410
Remeasurement of the net defined benefit liability/asset* (refer note no. 2.20.1 and 2.15)	–	–	–	–	–	–	–	–	–	–	–	–	(22)	(22)	–	(22)
Equity instruments through other comprehensive income* (refer to note no.2.4)	–	–	–	–	–	–	–	–	–	70	–	–	–	70	–	70
Fair value changes on derivatives designated as cash flow hedge*(refer note no. 2.10)	–	–	–	–	–	–	–	–	–	–	–	21	–	21	–	21
Exchange differences on translation of foreign operations	–	–	–	–	–	–	–	–	–	–	63	–	–	63	–	63
Fair value changes on investments* (refer to note no.2.4)	–	–	–	–	–	–	–	–	–	–	–	–	2	2	–	2
Total Comprehensive income for the period	–	–	15,404	–	–	–	–	–	–	70	63	21	(20)	15,538	6	15,544
Share based payments to employees (Refer to note 2.11)	–	–	–	–	–	197	–	–	–	–	–	–	–	197	–	197
Dividends (including dividend distribution tax)	–	–	(13,712)	–	–	–	–	–	–	–	–	–	–	(13,712)	–	(13,712)
Buyback of equity shares (Refer to note 2.11 & 2.12)	(6)	–	–	–	(1,994)	–	–	–	–	–	–	–	–	(2,000)	–	(2,000)
Non-controlling interests on acquisition of subsidiary (refer to note no.2.11)	–	–	–	–	–	–	–	–	–	–	–	–	–	–	51	51
Exercise of stock options (refer to note no 2.11)	–	99	–	–	–	(99)	–	–	–	–	–	–	–	–	–	–
Transfer on account of options not exercised	–	–	–	–	1	(1)	–	–	–	–	–	–	–	–	–	–
Income tax benefit arising on exercise of stock options	–	8	–	–	–	–	–	–	–	–	–	–	–	8	–	8
Transfer to general reserve	–	–	(1,615)	–	1,615	–	–	–	–	–	–	–	–	–	–	–
Amount transferred to other reserves	–	–	(1)	–	–	–	–	1	–	–	–	–	–	–	–	–
Amount transferred to capital redemption reserve upon buyback (refer to note no. 2.11)	–	–	–	–	(5)	–	–	–	5	–	–	–	–	–	–	–
Shares issued on exercise of employee stock options – after bonus issue (Refer to note 2.11)	–	6	–	–	–	–	–	–	–	–	–	–	–	6	–	6
Transaction costs related to buyback* (refer to note no.2.11 )	–	–	–	–	(12)	–	–	–	–	–	–	–	–	(12)	–	(12)
Transferred to Special Economic Zone Re-investment reserve	–	–	(2,417)	–	–	–	2,417	–	–	–	–	–	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve on utilization	–	–	1,430	–	–	–	(1,430)	–	–	–	–	–	–	–	–	–
Increase in Equity share capital on account of bonus issue (refer to note no 2.11)	1,088	–	–	–	–	–	–	–	–	–	–	–	–	1,088	–	1,088
Amounts utilized for bonus issue (Refer to note 2.11)	–	–	–	–	(1,088)	–	–	–	–	–	–	–	–	(1,088)	–	(1,088)
Balance as at March 31, 2019	2,170	149	57,566	54	1,242	227	2,570	6	61	72	842	21	(32)	64,948	58	65,006

Consolidated Statement of Changes in Equity (contd.)

(In crore)

Particulars		OTHER EQUITY
		RESERVES & SURPLUS								Other comprehensive income
	Equity Share capital (1)	Securities Premium	Retained earnings	Capital reserve	General reserve	Share Options Outstanding Account	Special Economic Zone Re-investment reserve(2)	Other reserves(3)	Capital redemption reserve	Equity instruments through Other comprehensive income	Exchange differences on translating the financial statements of a foreign operation	Effective portion of Cash Flow Hedges	Other items of other comprehensive income / (loss)	Total equity attributable to equity holders of the Company	Non-controlling interest	Total equity
									–
Balance as at April 1, 2019	2,170	149	57,566	54	1,242	227	2,570	6	61	72	842	21	(32)	64,948	58	65,006
Impact on account of adoption of Ind AS 116 (Refer to note 2.19)*	–	–	(40)	–	–	–	–	–	–	–	–	–	–	(40)	–	(40)
	2,170	149	57,526	54	1,242	227	2,570	6	61	72	842	21	(32)	64,908	58	64,966
Changes in equity for the year ended March 31, 2020
Profit for the period	–	–	16,594	–	–	–	–	–	–	–	–	–	–	16,594	45	16,639
Remeasurement of the net defined benefit liability/asset* (refer note no. 2.20.1 and 2.15)	–	–	–	–	–	–	–	–	–	–	–	–	(180)	(180)	–	(180)
Equity instruments through other comprehensive income* (refer to note no.2.4)	–	–	–	–	–	–	–	–	–	(33)	–	–	–	(33)	–	(33)
Fair value changes on derivatives designated as cash flow hedge* (refer note no. 2.10)	–	–	–	–	–	–	–	–	–	–	–	(36)	–	(36)	–	(36)
Exchange differences on translation of foreign operations	–	–	–	–	–	–	–	–	–	–	365	–	–	365	13	378
Fair value changes on investments* (refer to note no.2.4)	–	–	–	–	–	–	–	–	–	–	–	–	22	22	–	22
Total Comprehensive income for the period	–	–	16,594	–	–	–	–	–	–	(33)	365	(36)	(158)	16,732	58	16,790
Shares issued on exercise of employee stock options (Refer to note 2.11)	1	5	–	–	–	–	–	–	–	–	–	–	–	6	–	6
Buyback of equity shares (Refer to note 2.11 & 2.12)	(49)	–	(4,717)	–	(1,494)	–	–	–	–	–	–	–	–	(6,260)	–	(6,260)
Transaction costs relating to buyback * (Refer to note 2.11)	–	–	–	–	(11)	–	–	–	–	–	–	–	–	(11)	–	(11)
Amount transferred to capital redemption reserve upon buyback ( Refer to note 2.11)	–	–	–	–	(50)	–	–	–	50	–	–	–	–	–	–	–
Employee stock compensation expense (refer to note 2.11)	–	–	–	–	–	238	–	–	–	–	–	–	–	238	–	238
Exercise of stock options (refer to note no. 2.11)	–	119	–	–	–	(119)	–	–	–	–	–	–	–	–	–	–
Transfer on account of options not exercised	–	–	–	–	1	(1)	–	–	–	–	–	–	–	–	–	–
Effect of modification of equity settled share based payment awards to cash settled awards (Refer to note 2.11)	–	–	(9)	–	–	(48)	–	–	–	–	–	–	–	(57)	–	(57)
Income tax benefit arising on exercise of stock options	–	9	–	–	–	–	–	–	–	–	–	–	–	9	–	9
Financial liability under option arrangements (refer to note 2.1)	–	–	(598)	–	–	–	–	–	–	–	–	–	–	(598)	–	(598)
Dividends paid to non controlling interest of subsidiary	–	–	–	–	–	–	–	–	–	–	–	–	–	–	(33)	(33)
Dividends (including dividend distribution tax)	–	–	(9,517)	–	–	–	–	–	–	–	–	–	–	(9,517)	–	(9,517)
Non-controlling interests on acquisition of subsidiary (refer to note no.2.11)	–	–	–	–	–	–	–	–	–	–	–	–	–	–	311	311
Transfer to general reserve	–	–	(1,470)	–	1,470	–	–	–	–	–	–	–	–	–	–	–
Transferred to Special Economic Zone Re-investment reserve	–	–	(2,580)	–	–	–	2,580	–	–	–	–	–	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve on utilization	–	–	1,080	–	–	–	(1,080)	–	–	–	–	–	–	–	–	–
Balance as at March 31, 2020	2,122	282	56,309	54	1,158	297	4,070	6	111	39	1,207	(15)	(190)	65,450	394	65,844

 (246) (52,429) (54) (1,158) (286) (3,643) (6) (112) (41) (971) 15 (375)

* Net of tax36 3,8

80 - - 11 427 (0) (1) (2) 236 (0) (190) 19 65,844

(1)	Net of treasury shares

(2)	The Special Economic Zone Re-investment Reserve has been created out of the profit of eligible SEZ units in terms of the provisions of Sec 10AA(1)(ii) of Income Tax Act,1961. The reserve should be utilized by the Group for acquiring new plant and machinery for the purpose of its business in the terms of the Sec 10AA(2) of the Income Tax Act, 1961.

(3)	Under the Swiss Code of Obligation, few subsidiaries of Infosys Lodestone are required to appropriate a certain percentage of the annual profit to legal reserve which may be used only to cover losses or for measures designed to sustain the Company through difficult times, to prevent unemployment or to mitigate its consequences.

The accompanying notes form an integral part of the interim condensed consolidated financial statements.

 As per our report of even date attached

forDeloitte Haskins & Sells LLP Chartered Accountants Firm’s Registration No : 117366W/ W-100018	for and on behalf of the Board of Directors of Infosys Limited

Sanjiv V. Pilgaonkar Partner Membership No. 39826	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bengaluru April 20, 2020	D. Sundaram Director	Nilanjan Roy Chief Financial Officer	A. G. S. Manikantha Company Secretary

INFOSYS LIMITED AND SUBSIDIARIES

Consolidated Statement of Cash Flows

Accounting policy

Cash flows are reported using the indirect method, whereby profit for the period is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Group are segregated. The Group considers all highly liquid investments that are readily convertible to known amounts of cash to be cash equivalents.

(In crore)

Particulars	Note No.	Year ended March 31,
		2020	2019
Cash flow from operating activities
Profit for the period		16,639	15,410
Adjustments to reconcile net profit to net cash provided by operating activities:
Income tax expense	2.15	5,368	5,631
Depreciation and amortization	2.2 and 2.3.2	2,893	2,011
Interest and dividend income		(1,613)	(2,052)
Finance cost	2.19	170	–
Impairment loss recognized / (reversed) under expected credit loss model		161	239
Exchange differences on translation of assets and liabilities		184	66
Reduction in the fair value of Disposal Group held for sale	2.1.2	–	270
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale"	2.1.2	–	451
Stock compensation expense	2.11	249	202
Other adjustments		(131)	(102)
Changes in assets and liabilities
Trade receivables and unbilled revenue		(3,861)	(2,881)
Loans, other financial assets and other assets		76	(700)
Trade payables		(373)	916
Other financial liabilities, other liabilities and provisions		1,791	2,212
Cash generated from operations		21,553	21,673
Income taxes paid		(4,550)	(6,832)
Net cash generated by operating activities		17,003	14,841
Cash flows from investing activities
Expenditure on property, plant and equipment		(3,307)	(2,445)
Loans to employees		–	14
Deposits placed with corporation		(108)	(24)
Interest and dividend received		1,929	1,557
Payment towards acquisition of business, net of cash acquired		(1,860)	(550)
Payment of contingent consideration pertaining to acquisition of business		(6)	(18)
Advance payment towards acquisition of business		–	(206)
Redemption of escrow pertaining to Buyback	2.6	257	(257)
Other receipts		46	–
Payments to acquire Investments
Preference, equity securities and others		(41)	(21)
Tax free bonds and government bonds		(19)	(17)
Liquid mutual funds and fixed maturity plan securities		(34,839)	(78,355)
Non convertible debentures		(993)	(160)
Certificates of deposit		(1,114)	(2,393)
Government securities		(1,561)	(838)
Commercial paper		–	(491)
Others		(29)	(19)
Proceeds on sale of financial assets
Tax free bonds and government bonds		87	1
Non-convertible debentures		1,888	738
Government securities		1,674	123
Commercial paper		500	300
Certificates of deposit		2,545	5,540
Liquid mutual funds and fixed maturity plan securities		34,685	76,821
Preference and equity securities		27	115
Others		–	10
Net cash (used in)/from in investing activities		(239)	(575)
Cash flows from financing activities:
Payment of lease liabilities	2.19	(571)	–
Payment of dividends (including dividend distribution tax)		(9,515)	(13,705)
Payment of dividend to non-controlling interest of subsidiary		(33)	–
Shares issued on exercise of employee stock options		6	6
Buyback of equity shares including transaction cost		(7,478)	(813)
Net cash used in financing activities		(17,591)	(14,512)
Net increase / (decrease) in cash and cash equivalents		(827)	(246)
Cash and cash equivalents at the beginning of the period	2.8	19,568	19,871
Effect of exchange rate changes on cash and cash equivalents		(92)	(57)
Cash and cash equivalents at the end of the period	2.8	18,649	19,568
Supplementary information:
Restricted cash balance	2.8	396	358

The accompanying notes form an integral part of the interim condensed consolidated financial statements.

As per our report of even date attached

forDeloitte Haskins & Sells LLP Chartered Accountants Firm’s Registration No : 117366W/ W-100018	for and on behalf of the Board of Directors of Infosys Limited

Sanjiv V. Pilgaonkar Partner Membership No. 39826	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bengaluru April 20, 2020	D. Sundaram Director	Nilanjan Roy Chief Financial Officer	A. G. S. Manikantha Company Secretary

INFOSYS LIMITED AND SUBSIDIARIES

Notes to the consolidated financial statements

1. Overview

1.1 Company overview

Infosys Limited ('the Company' or Infosys) is a leading provider of consulting, technology, outsourcing and next-generation digital services, enabling clients to execute strategies for their digital transformation. Infosys strategic objective is to build a sustainable organization that remains relevant to the agenda of clients, while creating growth opportunities for employees and generating profitable returns for investors. Infosys strategy is to be a navigator for our clients as they ideate, plan and execute on their journey to a digital future.

Infosys together with its subsidiaries and controlled trusts is hereinafter referred to as 'the Group'.

The Company is a public limited company incorporated and domiciled in India and has its registered office at Electronics city, Hosur Road, Bengaluru 560100, Karnataka, India. The Company has its primary listings on the BSE Ltd. and National Stock Exchange of India Limited. The Company’s American Depositary Shares (ADS) representing equity shares are listed on the New York Stock Exchange (NYSE).

The Group's consolidated financial statements are approved for issue by the Company's Board of Directors on April 20, 2020.

1.2 Basis of preparation of financial statements

These consolidated financial statements are prepared in accordance with Indian Accounting Standards (Ind AS), under the historical cost convention on the accrual basis except for certain financial instruments which are measured at fair values, the provisions of the Companies Act, 2013 ('the Act') (to the extent notified) and guidelines issued by the Securities and Exchange Board of India (SEBI). The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules issued thereafter.

Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

As the year figures are taken from the source and rounded to the nearest digits, the figures reported for the previous quarters might not always add up to the year figures reported in this statement.

1.3 Basis of consolidation

Infosys consolidates entities which it owns or controls. The consolidated financial statements comprise the financial statements of the Company, its controlled trusts and its subsidiaries, as disclosed in Note no. 2.23. Control exists when the parent has power over the entity, is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns by using its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity's returns. Subsidiaries are consolidated from the date control commences until the date control ceases.

The financial statements of the Group Companies are consolidated on a line-by-line basis and intra-group balances and transactions including unrealized gain / loss from such transactions are eliminated upon consolidation. These financial statements are prepared by applying uniform accounting policies in use at the Group. Non-controlling interests which represent part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the Company, are excluded.

1.4 Use of estimates and judgements

The preparation of the financial statements in conformity with Ind AS requires the management to make estimates, judgements and assumptions. These estimates, judgements and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Application of accounting policies that require critical accounting estimates involving complex and subjective judgements and the use of assumptions in these financial statements have been disclosed in Note no. 1.5. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated financial statements.

Estimation of uncertainties relating to the global health pandemic from COVID-19 (COVID-19) :

The Group has considered the possible effects that may result from the pandemic relating to COVID-19 on the carrying amounts of receivables, unbilled revenues, goodwill and intangible assets. In developing the assumptions relating to the possible future uncertainties in the global economic conditions because of this pandemic, the Group, as at the date of approval of these financial statements has used internal and external sources of information including credit reports and related information, economic forecasts and consensus estimates from market sources on the expected future performance of the Group . The Group has performed sensitivity analysis on the assumptions used and based on current estimates expects the carrying amount of these assets will be recovered. The impact of COVID-19 on the Group's financial statements may differ from that estimated as at the date of approval of these consolidated financial statements.

1.5 Critical accounting estimates and judgements

a. Revenue recognition

The Group’s contracts with customers include promises to transfer multiple products and services to a customer. Revenues from customer contracts are considered for recognition and measurement when the contract has been approved, in writing, by the parties to the contract, the parties to contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. The Group assesses the services promised in a contract and identifies distinct performance obligations in the contract. Identification of distinct performance obligations to determine the deliverables and the ability of the customer to benefit independently from such deliverables, and allocation of transaction price to these distinct performance obligations involves significant judgement.

Fixed price maintenance revenue is recognized ratably on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period. Revenue from fixed price maintenance contract is recognized ratably using a percentage of completion method when the pattern of benefits from the services rendered to the customer and Group’s costs to fulfil the contract is not even through the period of the contract because the services are generally discrete in nature and not repetitive. The use of method to recognize the maintenance revenues requires judgment and is based on the promises in the contract and nature of the deliverables.

The Group uses the percentage-of-completion method in accounting for other fixed-price contracts. Use of the percentage-of-completion method requires the Group to determine the actual efforts or costs expended to date as a proportion of the estimated total efforts or costs to be incurred. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. The estimation of total efforts or costs involves significant judgement and is assessed throughout the period of the contract to reflect any changes based on the latest available information.

Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

b. Income taxes

The Company's two major tax jurisdictions are India and the U.S., though the Company also files tax returns in other overseas jurisdictions.

Significant judgements are involved in determining the provision for income taxes, including amount expected to be paid/recovered for uncertain tax positions. Also refer to Note no. 2.15 and 2.22

In assessing the realizability of deferred income tax assets, management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes that the group will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

c. Business combinations and intangible assets

Business combinations are accounted for using Ind AS 103, Business Combinations. Ind AS 103 requires the identifiable intangible assets and contingent consideration to be fair valued in order to ascertain the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. Estimates are required to be made in determining the value of contingent consideration, value of option arrangements and intangible assets. These valuations are conducted by independent valuation experts. These measurements are based on information available at the acquisition date and are based on expectations and assumptions that have been deemed reasonable by management (Refer to Note no 2.1 and 2.3.2).

d. Property, plant and equipment

Property, plant and equipment represent a significant proportion of the asset base of the Group. The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The useful lives and residual values of Group's assets are determined by management at the time the asset is acquired and reviewed periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology (Refer to Note no 2.2).

e. Impairment of Goodwill

Goodwill is tested for impairment on an annual basis and whenever there is an indication that the recoverable amount of a cash generating unit (CGUs) is less than its carrying amount. For the impairment test, goodwill is allocated to the CGU or groups of CGUs which benefit from the synergies of the acquisition and which represent the lowest level at which goodwill is monitored for internal management purposes.

The recoverable amount of CGUs is determined based on higher of value-in-use and fair value less cost to sell.

Key assumptions in the cash flow projections are prepared based on current economic conditions and comprises estimated long term growth rates, weighted average cost of capital and estimated operating margins. (Refer to Note no 2.3.1)

f. Non-current assets and Disposal Group held for sale

Assets and liabilities of Disposal Groups held for sale are measured at the lower of carrying amount and fair value less costs to sell. The determination of fair value less costs to sell includes use of management estimates and assumptions. The fair value of the Disposal Groups have been estimated using valuation techniques including income and market approach which includes unobservable inputs.

Non-current assets and Disposal Group that ceases to be classified as held for sale shall be measured at the lower of carrying amount before the Non-current asset and Disposal Group was classified as held for sale adjusted for any depreciation/ amortization and its recoverable amount at the date when the Disposal Group no longer meets the " Held for sale" criteria. Recoverable amounts of assets reclassified from held for sale have been estimated using management’s assumptions which consist of significant unobservable inputs (Refer to Note no 2.1.2).

g. Leases

Ind AS 116 requires lessees to determine the lease term as the non-cancellable period of a lease adjusted with any option to extend or terminate the lease, if the use of such option is reasonably certain. The Group makes an assessment on the expected lease term on a lease-by-lease basis and thereby assesses whether it is reasonably certain that any options to extend or terminate the contract will be exercised. In evaluating the lease term, the Company considers factors such as any significant leasehold improvements undertaken over the lease term, costs relating to the termination of the lease and the importance of the underlying asset to Infosys’s operations taking into account the location of the underlying asset and the availability of suitable alternatives. The lease term in future periods is reassessed to ensure that the lease term reflects the current economic circumstances. After considering current and future economic conditions, the Group has concluded that no changes are required to lease period relating to the existing lease contracts (Refer to Note no. 2.19).

h. Loss allowance for receivables and unbilled revenues

The Group determines the allowance for credit losses based on historical loss experience adjusted to reflect current and estimated future economic conditions. The Group considered current and anticipated future economic conditions relating to industries the Group deals with and the countries where it operates. In calculating expected credit loss, the Group has also considered credit reports and other related credit information for its customers to estimate the probability of default in future and has taken into account estimates of possible effect from the pandemic relating to COVID -19.

2.1 BUSINESS COMBINATIONS AND DISPOSAL GROUP HELD FOR SALE

2.1.1 Business combinations

Accounting policy

Business combinations have been accounted for using the acquisition method under the provisions of Ind AS 103, Business Combinations.

The cost of an acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of acquisition, which is the date on which control is transferred to the Group. The cost of acquisition also includes the fair value of any contingent consideration. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition. Contingent consideration is remeasured at fair value at each reporting date and changes in the fair value of the contingent consideration are recognized in the Statement of Profit and Loss.

The interest of non-controlling shareholders is initially measured either at fair value or at the non-controlling interests’ proportionate share of the acquiree’s identifiable net assets. The choice of measurement basis is made on an acquisition-by-acquisition basis. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in equity of subsidiaries.

The payments related to options issued by the Group over the non-controlling interests in its subsidiaries are accounted as financial liabilities and initially recognized at the estimated present value of gross obligations. Such options are subsequently measured at fair value in order to reflect the amount payable under the option at the date at which it becomes exercisable. In the event that the option expires unexercised, the liability is derecognised.

Business combinations between entities under common control is accounted for at carrying value of the assets and liabilities in the Group's consolidated financial statements.

Transaction costs that the Group incurs in connection with a business combination such as finder’s fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred.

Wongdoody Holding Company Inc

On May 22, 2018, Infosys acquired 100% of the voting interests in WongDoody Holding Company Inc., (WongDoody) an US-based, full-service creative and consumer insights agency. The business acquisition was conducted by entering into a share purchase agreement for a total consideration of up to $75 million (approximately 514 crore on acquisition date), which includes a cash consideration of $38 million (approximately 261 crore), contingent consideration of up to $28 million (approximately 192 crore on acquisition date) and an additional consideration of up to $9 million (approximately 61 crore on acquisition date), referred to as retention bonus, payable to the employees of WongDoody over the next three years, subject to their continuous employment with the group. Retention bonus is recognized in employee benefit expenses in the Statement of Profit and Loss over the period of service.

WongDoody, brings to Infosys the creative talent and marketing and brand engagement expertise. Further the acquisition is expected to strengthen Infosys’ creative, branding and customer experience capabilities to bring innovative thinking, talent and creativity to clients.

The purchase price has been allocated based on management’s estimates and independent appraisal of fair values as follows:

(in crore)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net assets(*)	37	–	37
Intangible assets - customer relationships	–	132	132
Intangible assets - trade name	–	8	8
	37	140	177
Goodwill			173
Total purchase price			350

* Includes cash and cash equivalents acquired of 51 crore.

Goodwill is tax deductible

The fair value of each major class of consideration as at the acquisition date is as follows:

(in crore)

Component	Consideration settled
Cash consideration	261
Fair value of contingent consideration	89
Total purchase price	350

The gross amount of trade receivables acquired and its fair value is 12 crore and the amount has been fully collected.

The payment of contingent consideration to sellers of WongDoody is dependent upon the achievement of certain financial targets by WongDoody. At the acquisition date, the key inputs used in determination of the fair value of contingent consideration are the discount rate of 16% and the probabilities of achievement of the financial targets. The undiscounted value of contingent consideration as at March 31, 2020 is $19 million (145 crore).

The transaction costs of 3 crore related to the acquisition have been included in the statement of Profit and Loss for the year ended March 31, 2019.

Infosys Compaz Pte Limited (formerly Trusted Source Pte Ltd)

On November 16, 2018, Infosys Consulting Pte Limited (a wholly owned subsidiary of Infosys Limited) acquired 60% stake in Infosys Compaz Pte. Ltd, a Singapore based IT services company. The business acquisition was conducted by entering into a share purchase agreement for a total consideration of up to SGD 17 million (approximately 91 crore on acquisition date), which includes a cash consideration of SGD 10 million (approximately 54 crore) and a contingent consideration of up to SGD 7 million (approximately 37 crore on acquisition date).

The purchase price has been allocated based on management’s estimates and independent appraisal of fair values as follows:

(in crore)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net assets(*)	92	–	92
Intangible assets - Customer contracts and relationships	–	44	44
Deferred tax liabilities on intangible assets	–	(7)	(7)
	92	37	129
Non-controlling interests			(51)
Total purchase price			78

* Includes cash and cash equivalents acquired of 65 crore.

The fair value of each major class of consideration as at the acquisition date is as follows:

(in crore)

Component	Consideration settled
Cash consideration	54
Fair value of contingent consideration	24
Total purchase price	78

The gross amount of trade receivables acquired and its fair value is 50 crore and the amount has been substantially collected.

The payment of contingent consideration to sellers of Infosys Compaz Pte. Ltd is dependent upon the achievement of certain revenue targets by Infosys Compaz Pte. Ltd. At the acquisition date, the key inputs used in determination of the fair value of contingent consideration are the discount rate of 9% and the probabilities of achievement of the financial targets. The undiscounted value of contingent consideration as at March 31, 2020 is SGD 7 million (37 crore).

The transaction costs of 3 crore related to the acquisition have been included in the statement of Profit and Loss for the year ended March 31, 2019.

Fluido Oy

On October 11, 2018, Infosys Consulting Pte Limited (a wholly owned subsidiary of Infosys Limited) acquired 100% of voting interests in Fluido Oy (Fluido), a Nordic-based salesforce advisor and consulting partner in cloud consulting, implementation and training services for a total consideration of upto Euro 65 million (approximately 560 crore), comprising of cash consideration of Euro 45 million (approximately 388 crore), contingent consideration of upto Euro 12 million (approximately 103 crore) and retention payouts of upto Euro 8 million (approximately 69 crore), payable to the employees of Fluido over the next three years, subject to their continuous employment with the group.

Fluido brings to Infosys the Salesforce expertise, alongside an agile delivery process that simplifies and scales digital efforts across channels and touchpoints. Further, Fluido strengthens Infosys’ presence across the Nordics region with developed assets and client relationships. The excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill.

The purchase price has been allocated based on management’s estimates and independent appraisal of fair values as follows:

(in crore)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net assets(*)	12	–	12
Intangible assets - Customer contracts and relationships	–	158	158
Intangible assets - Salesforce Relationships	–	62	62
Intangible assets - Brand	–	28	28
Deferred tax liabilities on intangible assets	–	(52)	(52)
	12	196	208
Goodwill			240
Total purchase price			448

* Includes cash and cash equivalents acquired of 28 crore.

Goodwill is not tax deductible

The fair value of each major class of consideration as of the acquisition date is as follows:

(in crore)

Component	Consideration settled
Cash consideration	388
Fair value of contingent consideration	60
Total purchase price	448

The gross amount of trade receivables acquired and its fair value is 27 crore and the amount has been fully collected.

The payment of contingent consideration to sellers of Fluido is dependent upon the achievement of certain financial targets by Fluido. At the acquisition date, the key inputs used in determination of the fair value of contingent consideration are the discount rate of 16% and the probabilities of achievement of the financial targets. The undiscounted value of contingent consideration as at March 31, 2020 was EUR 9 million (73 crore).

The transaction costs of 5 crore related to the acquisition have been included in the Consolidated Statement of Profit and Loss for the year ended March 31, 2019.

HIPUS Co., Ltd (formerly, Hitachi Procurement Service Co. Ltd)

On April 1, 2019, Infosys Consulting Pte Limited (a wholly owned subsidiary of Infosys Limited) acquired 81% of voting interests in HIPUS Co., Limited, a wholly owned subsidiary of Hitachi Ltd, Japan for a total cash consideration of JPY 3.29 billion (approximately 206 crore). The company has recorded a financial liability for the estimated present value of its gross obligation to purchase the Non-controlling interest as of the acquisition date in accordance with the share purchase agreement with a corresponding adjustment to equity (refer to note 2.12).

HIPUS handles indirect materials purchasing functions for the Hitachi Group. The entity is expected to provide end-to-end procurement capabilities, through its procurement function expertise, localized team and BPM networks in Japan. The excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill.

The purchase price has been allocated based on management’s estimates and independent appraisal of fair values as follows:

(in crore)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net assets(*)	41	–	41
Intangible assets - Customer contracts and relationships	–	116	116
Deferred tax liabilities on intangible assets	–	(36)	(36)
	41	80	121
Goodwill			108
Less: Non-controlling Interest			(23)
Total purchase price			206

* Includes cash and cash equivalents acquired of 179 crore.

Goodwill is not tax deductible

The gross amount of trade receivables acquired and its fair value is 1,400 crore and the amount has been fully collected. Trade payables as on the acquisition date amounted to 1,508 crore.

The transaction costs of 8 crore related to the acquisition have been included under administrative expenses in the statement of Profit and Loss for the year ended March 31, 2019.

Stater N.V.

On May 23, 2019, Infosys Consulting Pte Limited (a wholly owned subsidiary of Infosys Limited) acquired 75% of voting interests in Stater N.V (Stater), a wholly-owned subsidiary of ABN AMRO Bank N.V., Netherland, for a total cash consideration of Euro 154 million (approximately 1,195 crore). The company has recorded a financial liability for the estimated present value of its gross obligation to purchase the Non-controlling interest as of the acquisition date in accordance with the share purchase agreement with a corresponding adjustment to equity (refer to note 2.12)

Stater brings European mortgage expertise and a robust digital platform to drive superior customer experience. The excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill.

The purchase price has been allocated based on management’s estimates and independent appraisal of fair values as follows:

(in crore)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net assets(*)	541	–	541
Intangible assets - Customer contracts and relationships	–	549	549
Intangible assets - Technology	–	110	110
Intangible assets - Brand	–	24	24
Deferred tax liabilities on intangible assets	–	(140)	(140)
	541	543	1,084
Goodwill			399
Less: Non controlling interest			(288)
Total purchase price			1,195

* Includes cash and cash equivalents acquired of 505 crore.

Goodwill is not tax deductible

The gross amount of trade receivables acquired and its fair value is 78 crore and the amount is substantially collected.

The transaction costs of 5 crore related to the acquisition have been included under administrative expenses in the statement of Profit and Loss for the year ended March 31, 2020.

Outbox systems Inc. dba Simplus

On March 13, 2020, Infosys Nova Holdings LLC (a wholly owned subsidiary of Infosys Limited) acquired 100% of voting interests in Outbox systems Inc. dba Simplus , a US based sales force advisor and consulting partner in cloud consulting, implementation and training services for a total consideration of up to $250 million (approximately 1,892 crore), comprising of cash consideration of $180 million (approximately 1,362 crore), contingent consideration of up to $20 million (approximately 151 crore), additional performance bonus and retention payouts of upto $50 million (approximately 378 crore) payable to the employees of Simplus over the next three years, subject to their continuous employment with the group and meeting certain targets. Performance and retention bonus is recognized in employee benefit expenses in the statement of Profit or Loss over the period of service.

Simplus brings to Infosys globally recognized Salesforce expertise, industry knowledge, solution assets, deep ecosystem relationships and a broad clientele, across a variety of industries. The excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill. Goodwill includes the value expected from addition of new customers and estimated synergies which does not qualify as an intangible asset.

The purchase price has been allocated based on management’s estimates and independent appraisal of fair values as follows:

(in crore)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net assets(*)	22	–	22
Intangible assets - Customer contracts and relationships	–	152	152
Intangible assets - Salesforce Relationships	–	325	325
Intangible assets - Brand	–	111	111
Deferred tax liabilities on intangible assets	–	(152)	(152)
	22	436	458
Goodwill			983
Total purchase price			1,441

* Includes cash and cash equivalents acquired of 7 crore.

Goodwill is not tax deductible.

The fair value of each major class of consideration as of the acquisition date is as follows:

(in crore)

Component	Consideration settled
Cash consideration	1,357
Fair value of contingent consideration	84
Total purchase price	1,441

The gross amount of trade receivables acquired and its fair value is approximately 73 crore and the amount is recoverable

The payment of contingent consideration to sellers of Simplus is dependent upon the achievement of certain financial targets by Simplus. At the acquisition date, the key inputs used in determination of the fair value of contingent consideration are the discount rate of 10.5% and the probabilities of achievement of the financial targets. The undiscounted value of contingent consideration as of March 31, 2020 was $13 million (approximately 97 crore).

The transaction costs of 6 crore related to the acquisition have been included under administrative expenses in the statement of profit and loss for the year ended March 31, 2020.

Proposed transfer

On October 11, 2019, the Board of Directors of Infosys authorized the Company to execute a Business Transfer Agreement and related documents with its wholly owned subsidiaries, Kallidus Inc and Skava Systems Private Limited (together referred to as Skava), to transfer the business of Skava to Infosys Limited, subject to securing the requisite regulatory approvals for a consideration based on an independent valuation. The transfer between entities under common control would be accounted for at carrying value and would not have any impact on the consolidated financial statements.

2.1.2. Disposal group held for sale

Accounting policy

Non-current assets and Disposal Group are classified as held for sale if their carrying amount is intended to be recovered principally through sale rather than through continuing use. The condition for classification of held for sale is met when the non-current asset or the Disposal Group is available for immediate sale and the same is highly probable of being completed within one year from the date of classification as held for sale. Non-current assets and Disposal Group held for sale are measured at the lower of carrying amount and fair value less cost to sell. Non-current assets and Disposal Group that ceases to be classified as held for sale shall be measured at the lower of carrying amount before the non-current asset and Disposal Group was classified as held for sale adjusted for any depreciation/ amortization and its recoverable amount at the date when the Disposal Group no longer meets the "Held for sale" criteria.

In the year ended March 2018, the Company had initiated identification and evaluation of potential buyers for its subsidiaries, Kallidus and Skava (together referred to as "Skava”) and Panaya, collectively referred to as the “Disposal Group”. The Disposal Group was classified and presented separately as “held for sale” and was carried at the lower of carrying value and fair value. During the year ended March 31, 2019, on remeasurement, including consideration of progress in negotiations on offers from prospective buyers for Panaya, the Company has recorded a reduction in the fair value of Disposal Group held for sale amounting to 270 crore in respect of Panaya.

Further, based on evaluation of proposals received and progress of negotiations with potential buyers, the Company concluded that the Disposal Group does not meet the criteria for “Held for Sale’ classification because it is no longer highly probable that sale would be consummated by March 31, 2019 ( twelve months from date of initial classification as “held for sale”). Accordingly, in accordance with Ind AS 105 -" Non current Assets held for Sale and Discontinued Operations", the assets and liabilities of Panaya and Skava have been included on a line by line basis in the consolidated financial statements as at March 31, 2019.

On reclassification from “Held for sale”, the assets of Panaya and Skava have been remeasured at the lower of cost and recoverable amount resulting in recognition of an adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale" of 451 crore (comprising of 358 crore towards goodwill and 93 crore towards value of customer relationships) in respect of Skava in the consolidated statement of Profit and Loss for the year ended March 31, 2019.

2.2 PROPERTY, PLANT AND EQUIPMENT

Accounting policy

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment, if any. Costs directly attributable to acquisition are capitalized until the property, plant and equipment are ready for use, as intended by management. The Group depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Buildings (1)	22-25 years
Plant and machinery (1)(2)	5 years
Office equipment	5 years
Computer equipment (1)	3-5 years
Furniture and fixtures (1)	5 years
Vehicles(1)	5 years
Leasehold improvements	Lower of useful life of the asset or lease term

(1)	Based on technical evaluation, the management believes that the useful lives as given above best represent the period over which management expects to use these assets. Hence, the useful lives for these assets is different from the useful lives as prescribed under Part C of Schedule II of the Companies Act 2013.

(2)	Includes Solar plant with a useful life of 20 years

Depreciation methods, useful lives and residual values are reviewed periodically, including at each financial year end.

Advances paid towards the acquisition of property, plant and equipment outstanding at each Balance Sheet date is classified as capital advances under other non-current assets and the cost of assets not ready to use before such date are disclosed under ‘Capital work-in-progress’. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Group and the cost of the item can be measured reliably. Repairs and maintenance costs are recognized in the Consolidated Statement of Profit and Loss when incurred. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset and the resultant gains or losses are recognized in the Consolidated Statement of Profit and Loss.

Impairment

Property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in the Consolidated Statement of Profit and Loss is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in the Consolidated Statement of Profit and Loss if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated depreciation) had no impairment loss been recognized for the asset in prior years.

The changes in the carrying value of property, plant and equipment for the year ended March 31, 2020 were as follows:

(In crore)

Particulars	Land - Freehold	Land - Leasehold	Buildings (1)	Plant and machinery	Office Equipment	Computer equipment	Furniture and fixtures	Leasehold Improvements	Vehicles	Total
Gross carrying value as at April 1, 2019	1,307	605	8,926	2,709	1,101	5,846	1,620	739	38	22,891
Additions	11	–	1,056	475	169	930	465	324	7	3,437
Additions - Business Combination	–	–	–	–	1	62	9	6	–	78
Deletions	–	–	–	(3)	(8)	(179)	(24)	(18)	(1)	(233)
Reclassified on account of adoption of Ind AS 116 (Refer to note 2.19)	–	(605)	–	–	–	–	–	–	–	(605)
Translation difference	–	–	34	4	2	17	3	12	1	73
Gross carrying value as at March 31, 2020	1,318	–	10,016	3,185	1,265	6,676	2,073	1,063	45	25,641
Accumulated depreciation as at April 1, 2019	–	(33)	(2,927)	(1,841)	(813)	(4,192)	(1,170)	(414)	(22)	(11,412)
Depreciation	–	–	(353)	(306)	(128)	(862)	(233)	(146)	(7)	(2,035)
Accumulated depreciation on deletions	–	–	–	3	8	179	23	18	1	232
Reclassified on account of adoption of Ind AS 116 (Refer to note 2.19)	–	33	–	–	–	–	–	–	–	33
Translation difference	–	–	(4)	(1)	(1)	(10)	–	(8)	–	(24)
Accumulated depreciation as at March 31, 2020	–	–	(3,284)	(2,145)	(934)	(4,885)	(1,380)	(550)	(28)	(13,206)
Carrying value as at April 1, 2019	1,307	572	5,999	868	288	1,654	450	325	16	11,479
Carrying value as at March 31, 2020	1,318	–	6,732	1,040	331	1,791	693	513	17	12,435

The changes in the carrying value of property, plant and equipment for the year ended March 31, 2019 were as follows:

(In crore)

Particulars	Land - Freehold	Land - Leasehold	Buildings (1)	Plant and machinery	Office Equipment	Computer equipment	Furniture and fixtures	Leasehold Improvements	Vehicles	Total
Gross carrying value as at April 1, 2018	1,229	673	8,130	2,306	1,002	4,884	1,393	531	31	20,179
Additions	78	–	916	462	136	1,129	254	209	9	3,193
Additions - Business Combination	–	–	–	1	2	34	7	3	–	47
Deletions	–	(68)	(116)	(60)	(40)	(239)	(40)	(21)	(2)	(586)
Reclassified from assets held for sale (Refer note 2.1.2)	–	–	–	1	2	40	8	17	–	68
Translation difference	–	–	(4)	(1)	(1)	(2)	(2)	–	–	(10)
Gross carrying value as at March 31, 2019	1,307	605	8,926	2,709	1,101	5,846	1,620	739	38	22,891
Accumulated depreciation as at April 1, 2018	–	(31)	(2,719)	(1,597)	(719)	(3,632)	(1,017)	(330)	(18)	(10,063)
Depreciation	–	(5)	(313)	(293)	(125)	(766)	(185)	(89)	(6)	(1,782)
Accumulated depreciation on deletions	–	3	103	50	32	229	36	20	2	475
Reclassified from assets held for sale (Refer note 2.1.2)	–	–	–	(1)	(1)	(25)	(5)	(15)	–	(47)
Translation difference	–	–	2	–	–	2	1	–	–	5
Accumulated depreciation as at March 31, 2019	–	(33)	(2,927)	(1,841)	(813)	(4,192)	(1,170)	(414)	(22)	(11,412)
Carrying value as at April 1, 2018	1,229	642	5,411	709	283	1,252	376	201	13	10,116
Carrying value as at March 31, 2019	1,307	572	5,999	868	288	1,654	450	325	16	11,479

(1)	Buildings include 250/- being the value of five shares of 50/- each in Mittal Towers Premises Co-operative Society Limited.

The aggregate depreciation has been included under depreciation and amortisation expense in the consolidated Statement of Profit and Loss.

2.3 GOODWILL AND OTHER INTANGIBLE ASSETS

2.3.1 Goodwill

Accounting policy

Goodwill represents the purchase consideration in excess of the Group's interest in the net fair value of identifiable assets, liabilities and contingent liabilities of the acquired entity. When the net fair value of the identifiable assets, liabilities and contingent liabilities acquired exceeds the purchase consideration, the fair value of net assets acquired is reassessed and the bargain purchase excess is recognized in capital reserve. Goodwill is measured at cost less accumulated impairment losses.

Impairment

Goodwill is tested for impairment on an annual basis and whenever there is an indication that the recoverable amount of a cash generating unit (CGU) is less than its carrying amount. For the impairment test, goodwill is allocated to the CGU or groups of CGU’s which benefit from the synergies of the acquisition. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. Impairment occurs when the carrying amount of a CGU including the goodwill, exceeds the estimated recoverable amount of the CGU. The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. Value-in-use is the present value of future cash flows expected to be derived from the CGU.

Total impairment loss of a CGU is allocated first to reduce the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro-rata on the basis of the carrying amount of each asset in the CGU. An impairment loss on goodwill is recognized in the Consolidated Statement of Profit and Loss and is not reversed in the subsequent period.

Following is a summary of changes in the carrying amount of goodwill:

(In crore)

Particulars	As at
	March 31, 2020	March 31, 2019
Carrying value at the beginning	3,540	2,211
Goodwill on Hipus acquisition (Refer note no. 2.1.1)	108	–
Goodwill on Wongdoody acquisition (Refer note no. 2.1.1)	–	173
Goodwill on Fluido Oy acquisition (refer note no. 2.1.1)	–	240
Goodwill on Stater acquisition (Refer note no. 2.1.1)	399	–
Goodwill on Simplus acquisition (Refer note no. 2.1.1)	983	–
Goodwill reclassified from assets held for sale, net of reduction in recoverable amount (Refer note 2.1.2)	–	863
Translation differences	256	53
Carrying value at the end	5,286	3,540

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the CGU or groups of CGUs, which benefit from the synergies of the acquisition. The Group internally reviews the goodwill for impairment at the operating segment level, after allocation of the goodwill to CGU’s or groups of CGUs.

The following table presents the allocation of goodwill to operating segments as at March 31, 2020 and March 31, 2019 respectively:

 (In crore)

Segment	As at
	March 31, 2020	March 31, 2019
Financial services	1,262	743
Retail	500	437
Communication	472	389
Energy, Utilities, Resources and Services	886	374
Manufacturing	378	239
	3,498	2,182
Operating segments without significant goodwill	766	417
Total	4,264	2,599

Consequent to reclassification from held for sale (refer note no 2.1.2), the goodwill pertaining to Panaya, Kallidus and Skava acquisitions are tested for impairment at the respective entity level, which amounts to 1,022 crore and 941 crore as at March 31, 2020 and March 31, 2019, respectively.

The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. The fair value of a CGU is determined based on the market capitalization. Value-in-use is determined based on discounted future cash flows. The key assumptions used for the calculations are as follows:

(in %)

As at
	March 31, 2020	March 31, 2019
Long term growth rate	7-10	8-10
Operating margins	17-20	17-20
Discount rate	11.9	12.5

The above discount rate is based on the Weighted Average Cost of Capital (WACC) of the Company. As at March 31, 2020, the estimated recoverable amount of the CGU exceeded its carrying amount. Reasonable sensitivities in key assumptions consequent to the change in estimated future economic conditions on account of possible effects relating to Covid 19 is unlikely to cause the carrying amount to exceed the recoverable amount of the cash generating unit.

2.3.2 Other intangible assets

Accounting policy

Intangible assets are stated at cost less accumulated amortization and impairment. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, from the date that they are available for use. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances). Amortization methods and useful lives are reviewed periodically including at each financial year end.

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Group has an intention and ability to complete and use or sell the software and the costs can be measured reliably. The costs which can be capitalized include the cost of material, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use.

Impairment

Intangible assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the CGU to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in the Consolidated Statement of Profit and Loss is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in the Consolidated Statement of Profit and Loss if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization) had no impairment loss been recognized for the asset in prior years.

Following are the changes in the carrying value of acquired intangible assets for the year ended March 31, 2020:

(In crore)

Particulars	Customer related	Software related	Intellectual property rights related	Land use- rights related	Brand or Trademark Related	Others*	Total
Gross carrying value as at April 1, 2019	937	441	1	73	99	83	1,634
Additions	–	86	–	–	–	–	86
Acquisition through business combination (Refer note no. 2.1.1)	817	110	–	–	135	325	1,387
Reclassified on account of adoption of IndAS 116	–	–	–	(73)	–	–	(73)
Translation difference	124	60	–	–	7	3	194
Gross carrying value as at March 31, 2020	1,878	697	1	–	241	411	3,228
Accumulated amortization as at April 1, 2019	(557)	(302)	(1)	(11)	(44)	(28)	(943)
Amortization expense	(146)	(105)	–	–	(17)	(27)	(295)
Reclassified on account of adoption of IndAS 116	–	–	–	11	–	–	11
Translation differences	(52)	(43)	–	–	(5)	(1)	(101)
Accumulated amortization as at March 31, 2020	(755)	(450)	(1)	–	(66)	(56)	(1,328)
Carrying value as at April 1, 2019	380	139	–	62	55	55	691
Carrying value as at March 31, 2020	1,123	247	–	–	175	355	1,900
Estimated Useful Life (in years)	1–15	3–10	–	–	5–10	3–5
Estimated Remaining Useful Life (in years)	0–14	0–9	–	–	1–10	1–5

Following are the changes in the carrying value of acquired intangible assets for the year ended March 31, 2019:

(In crore)

Particulars	Customer related	Software related	Intellectual property rights related	Land use- rights related	Brand or Trademark Related	Others*	Total
Gross carrying value as at April 1, 2018	445	19	–	73	26	27	590
Reclassified from assets held for sale (Refer note 2.1.2)	157	388	1	–	37	–	583
Additions	–	9	–	–	–	–	9
Acquisition through business combination (Refer note no. 2.1.1)	334	–	–	–	36	62	432
Deletions	–	–	–	–	–	–	–
Translation difference	1	25	–	–	–	(6)	20
Gross carrying value as at March 31, 2019	937	441	1	73	99	83	1,634
Accumulated amortization as at April 1, 2018	(289)	(19)	–	(10)	(12)	(13)	(343)
Reclassified from assets held for sale (Refer note 2.1.2)	(56)	(182)	(1)	–	(21)	–	(260)
Amortization expense	(112)	(90)	–	(2)	(10)	(15)	(229)
Reduction in value (Refer note 2.1.2)	(93)	–	–	–	–	–	(93)
Deletions	–	–	–	–	–	–	–
Translation differences	(7)	(11)	–	1	(1)	–	(18)
Accumulated amortization as at March 31, 2019	(557)	(302)	(1)	(11)	(44)	(28)	(943)
Carrying value as at April 1, 2018	156	–	–	63	14	14	247
Carrying value as at March 31, 2019	380	139	–	62	55	55	691
Estimated Useful Life (in years)	1–10	3–8	–	50	5–10	3–5
Estimated Remaining Useful Life (in years)	0–7	1	–	43	2–8	2–3

* Majorly includes intangibles related to salesforce relationships

The amortization expense has been included under depreciation and amortization expense in the Consolidated Statement of Profit and Loss.

Research and Development Expenditure

Research and development expense recognized in the consolidated Statement of Profit and Loss for the year ended March 31, 2020 and March 31, 2019 was 829 crore and 769 crore respectively

2.4 INVESTMENTS

(In crore)

Particulars	As at
	March 31, 2020	March 31, 2019
Non-current
Unquoted
Investments carried at fair value through other comprehensive income(refer note no. 2.4.1)
Preference securities	101	89
Equity instruments	1	11
	102	100
Investments carried at fair value through profit and loss(refer note no. 2.4.1)
Preference securities	9	23
Others (1)	54	16
	63	39
Quoted
Investments carried at amortized cost(refer note no. 2.4.2)
Tax free bonds	1,825	1,893
Government Bonds	21	–
	1,846	1,893
Investments carried at fair value through profit and loss(refer note no. 2.4.3)
Fixed maturity plan securities	–	458
	–	458
Investments carried at fair value through other comprehensive income(refer note no. 2.4.4)
Non convertible debentures	1,462	1,420
Government securities	664	724
	2,126	2,144
Total non-current investments	4,137	4,634
Current
Unquoted
Investments carried at fair value through profit or loss(refer note no. 2.4.3)
Liquid mutual fund units	2,104	1,786
	2,104	1,786
Investments carried at fair value through other comprehensive income
Commercial Paper (refer note no. 2.4.4)	–	495
Certificates of deposit (refer note no. 2.4.4)	1,126	2,482
	1,126	2,977
Quoted
Investment carried at amortized cost(refer note no.2.4.2)
Government Bonds	–	18
	–	18
Investments carried at fair value through profit and loss(refer note no. 2.4.3)
Fixed maturity plan securities	489	–
	489	–
Investments carried at fair value through other comprehensive income(refer note no. 2.4.4)
Non convertible debentures	936	1,846
	936	1,846
Total current investments	4,655	6,627
Total investments	8,792	11,261
Aggregate amount of quoted investments	5,397	6,359
Market value of quoted investments (including interest accrued), current	1,425	1,862
Market value of quoted investments (including interest accrued), non current	4,268	4,711
Aggregate amount of unquoted investments	3,395	4,902
Aggregate amount of impairment on value of investments	–	–
Investments carried at amortized cost	1,846	1,911
Investments carried at fair value through other comprehensive income	4,290	7,067
Investments carried at fair value through profit or loss	2,656	2,283

(1)	Uncalled capital commitments outstanding as at March 31, 2020 and March 31, 2019 was 61 crore and 86 crore, respectively.

Refer to Note no 2.10 for Accounting policies on Financial Instruments.

Details of amounts recorded in Other comprehensive income :

(In crore)

	Year ended March 31, 2020			Year ended March 31, 2019
	Gross	Tax	Net	Gross	Tax	Net
Net Gain/(loss) on
Non-convertible debentures	27	(3)	24	1	–	1
Certificates of deposit	(4)	2	(2)	(5)	2	(3)
Government securities	–	–	–	5	(1)	4
Equity and preference securities	(27)	(6)	(33)	63	7	70

Method of fair valuation:

(In crore)

Class of investment	Method	Fair value as at
		March 31, 2020	March 31, 2019
Liquid mutual fund units	Quoted price	2,104	1,786
Fixed maturity plan securities	Market observable inputs	489	458
Tax free bonds and government bonds	Quoted price and market observable inputs	2,144	2,125
Non-convertible debentures	Quoted price and market observable inputs	2,398	3,266
Government securities	Quoted price	664	724
Commercial Papers	Market observable inputs	–	495
Certificate of deposits	Market observable inputs	1,126	2,482
Unquoted equity and preference securities - carried at fair value through other comprehensive income	Discounted cash flows method, Market multiples method, Option pricing model, etc.	102	100
Unquoted equity and preference securities - carried at fair value through profit and loss	Discounted cash flows method, Market multiples method, Option pricing model, etc.	9	23
Others	Discounted cash flows method, Market multiples method, Option pricing model, etc.	54	16
Total		9,090	11,475

Note: Certain quoted investments are classified as Level 2 in the absence of active market for such investments.

2.4.1 Details of investments

The details of investments in preference, equity and other instruments at March 31, 2020 and March 31, 2019 are as follows:

(In crore, except otherwise stated)

Particulars	As at
	March 31, 2020	March 31, 2019
Preference securities
Airviz, Inc.	–	3
2,82,279 (2,82,279) Series A Preferred Stock, fully paid up, par value USD 0.001 each
Whoop, Inc.	40	14
16,48,352(16,48,352) Series B Preferred Stock, fully paid up, par value USD 0.0001 each
Nivetti Systems Private Limited	10	10
2,28,501 (2,28,501) Preferred Stock, fully paid up, par value 1/- each
Waterline Data Science, Inc.	–	25
Nil (39,33,910) Series B Preferred Shares, fully paid up, par value USD 0.00001 each
Nil (13,35,707) Series C Preferred Shares, fully paid up, par value USD 0.00001 each
Trifacta Inc.	42	27
31,40,181 (11,80,358) Series C-1 Preferred Stock
Tidalscale, Inc.	9	23
36,74,269 (36,74,269) Series B Preferred Stock
Ideaforge Technology Private Limited	9	10
5,402 (5,402) Series A compulsorily convertible cumulative Preference shares of 10 each, fully paid up
Total investment in preference securities	110	112
Equity Instruments
Merasport Technologies Private Limited	–	–
2,420 (2,420) equity shares at 8,052 each, fully paid up, par value 10/- each
Global Innovation and Technology Alliance	1	1
15,000 (15,000) equity shares at 1,000 each, fully paid up, par value 1,000/- each
Unsilo A/S	–	10
Nil (69,894) Equity Shares, fully paid up, par value DKK 1/- each
Ideaforge	–	–
100 (100) equity shares at 10/-, fully paid up
Total investment in equity instruments	1	11
Others
Stellaris Venture Partners India	30	16
The House Fund II, L.P.	24	–
Total investment in others	54	16
Total	165	139

2.4.2 Details of investments in tax free bonds and government bonds

The balances held in tax free bonds as at March 31, 2020 and March 31, 2019 are as follows:

(In crore, except as otherwise stated)

Particulars	As at March 31, 2020			As at March 31, 2019
	Face Value	Units	Amount	Units	Amount
7.04% Indian Railway Finance Corporation Limited Bonds 03MAR2026	10,00,000	470	49	470	50
7.16% Power Finance Corporation Limited Bonds 17JUL2025	10,00,000	1,000	105	1,000	105
7.18% Indian Railway Finance Corporation Limited Bonds 19FEB2023	1,000	2,000,000	201	2,000,000	201
7.28% Indian Railway Finance Corporation Limited Bonds 21DEC2030	1,000	422,800	42	422,800	42
7.28% National Highways Authority of India Limited Bonds 18SEP2030	10,00,000	3,300	341	3,300	342
7.34% Indian Railway Finance Corporation Limited Bonds 19FEB2028	1,000	2,100,000	210	2,100,000	210
7.35% National Highways Authority of India Limited Bonds 11JAN2031	1,000	571,396	57	571,396	57
7.93% Rural Electrification Corporation Limited Bonds 27MAR2022	1,000	200,000	20	200,000	21
8.00% Indian Railway Finance Corporation Limited Bonds 23FEB2022	1,000	–	–	150,000	15
8.10% Indian Railway Finance Corporation Limited Bonds 23FEB2027	1,000	500,000	52	500,000	52
8.20% Power Finance Corporation Limited Bonds 01FEB2022	1,000	–	–	500,000	50
8.26% India Infrastructure Finance Company Limited Bonds 23AUG2028	10,00,000	1,000	100	1,000	100
8.30% National Highways Authority of India Limited Bonds 25JAN2027	1,000	500,000	53	500,000	53
8.35% National Highways Authority of India Limited Bonds 22NOV2023	10,00,000	1,500	150	1,500	150
8.46% India Infrastructure Finance Company Limited Bonds 30AUG2028	10,00,000	2,000	200	2,000	200
8.46% Power Finance Corporation Limited Bonds 30AUG2028	10,00,000	1,500	150	1,500	150
8.48% India Infrastructure Finance Company Limited Bonds 05SEP2028	10,00,000	450	45	450	45
8.54% Power Finance Corporation Limited Bonds 16NOV2028	1,000	500,000	50	500,000	50
Total investments in tax-free bonds		68,05,416	1,825	74,55,416	1,893

The balances held in government bonds as at March 31, 2020 and March 31, 2019 are as follows:

(In crore, except as otherwise stated)

Particulars	As at March 31, 2020			As at March 31, 2019
	Face Value PHP	Units	Amount	Units	Amount
Treasury Notes Philippines Govt. 29MAY2019	100	–	–	45,000	6
Treasury Notes Philippines Govt. 17APRIL2019	100	–	–	90,000	12
Treasury Notes Philippines Govt. 8MARCH2023	100	55,000	8	–	–
Treasury Notes Philippines Govt. 4DECEMBER2022	100	90,000	13	–	–
Total investments in government bonds		145,000	21	135,000	18

2.4.3 Details of investments in liquid mutual fund units and fixed maturity plans

The balances held in liquid mutual fund units as at March 31, 2020 and March 31, 2019 are as follows:

(In crore, except as otherwise stated)

Particulars	As at March 31, 2020		As at March 31, 2019
	Units	Amount	Units	Amount
Aditya Birla Sun Life Liquid Fund -Growth -Direct Plan	1,690,522	54	13,32,847	40
Aditya Birla Sun life Corporate Bond Fund -Growth -Direct Plan	2,66,97,315	211	1,96,00,407	141
Aditya Birla Sun life Money Manager Fund -Growth -Direct Plan	–	–	79,75,385	201
Aditya Birla Sun Life Cash Manager - Growth	1,68,237	8	1,11,344	5
Axis Treasury Advantage Fund - Growth	8,65,146	201	–	–
HDFC Overnight Fund Direct Plan- Growth Option	10,10,508	300	–	–
HDFC Money market Fund- Direct Plan- Growth Option	–	–	7,72,637	303
HDFC Liquid fund-Direct Plan growth option	5,55,555	217	68,035	25
ICICI Prudential Liquid Fund –Direct plan –Growth	79,30,594	233	–	–
ICICI Prudential Savings Fund- Direct Plan-Growth	–	–	83,40,260	301
IDFC Corporate Bond - Fund Direct Plan	1,19,02,495	17	13,14,84,437	169
Kotak Liquid Fund- Direct Plan- Growth Option	7,47,509	300	–	-
Kotak Money Market Fund- Direct Plan- Growth Option	–	–	9,73,751	301
SBI Overnight Fund -Direct Plan -Growth	922,151	300	–	–
SBI Premier Liquid Fund -Direct Plan -Growth	3,31,803	103	10,25,678	300
HDFC Corporate Bond Fund -Growth -Direct Plan	–	–	–	–
IDFC Banking and PSU fund Direct Plan- Growth Option	8,88,49,927	160	–	–
Total investments in liquid mutual fund units	14,16,71,762	2,104	17,16,84,781	1,786

The balances held in fixed maturity plans as at March 31, 2020 and March 31, 2019 are as follows:

(In crore, except as otherwise stated)

Particulars	As at March 31, 2020		As at March 31, 2019
	Units	Amount	Units	Amount
Aditya Birla Sun Life Fixed Term Plan- Series OD 1145 Days- GR Direct	6,00,00,000	74	6,00,00,000	70
Aditya Birla Sun Life Fixed Term Plan- Series OE 1153 Days- GR Direct	2,50,00,000	31	2,50,00,000	29
HDFC FMP 1155D Feb 2017- Direct Growth- Series 37	3,80,00,000	47	3,80,00,000	44
HDFC FMP 1169D Feb 2017- Direct- Quarterly Dividend- Series 37	4,50,00,000	45	4,50,00,000	45
ICICI FMP Series 80-1194 D Plan F Div	5,50,00,000	68	5,50,00,000	63
ICICI Prudential Fixed Maturity Plan Series 80- 1187 Days Plan G Direct Plan	4,20,00,000	52	4,20,00,000	49
ICICI Prudential Fixed Maturity Plan Series 80- 1253 Days Plan J Direct Plan	3,00,00,000	37	3,00,00,000	35
IDFC Fixed Term Plan Series 129 Direct Plan- Growth 1147 Days	1,00,00,000	12	1,00,00,000	12
IDFC Fixed Term Plan Series 131 Direct Plan- Growth 1139 Days	1,50,00,000	19	1,50,00,000	17
Kotak FMP Series 199 Direct- Growth	3,50,00,000	44	3,50,00,000	40
Nippon India Fixed Horizon Fund-XXXII Series 8-Dividend Plan	5,00,00,000	60	5,00,00,000	54
Total investments in fixed maturity plan securities	40,50,00,000	489	40,50,00,000	458

2.4.4 Details of investments in non convertible debentures, government securities, certificates of deposit and commercial paper

The balances held in non convertible debenture units as at March 31, 2020 and March 31, 2019 is as follows:

(In crore, except as otherwise stated)

Particulars	Face Value	As at March 31, 2020		As at March 31, 2019
		Units	Amount	Units	Amount
7.03% LIC Housing Finance Ltd 28DEC2021	10,00,000/–	2,500	254	–	–
7.24% LIC Housing Finance Ltd 23AUG2021	10,00,000/–	2,500	259	–	–
7.48% Housing Development Finance Corporation Ltd 18NOV2019	1,00,00,000/–	–	–	50	51
7.58% LIC Housing Finance Ltd 28FEB2020	10,00,000/–	–	–	1,000	101
7.58% LIC Housing Finance Ltd 11JUN2020	10,00,000/–	500	52	500	51
7.59% LIC Housing Finance Ltd 14OCT2021	10,00,000/–	3,000	312	3,000	306
7.75% LIC Housing Finance Ltd 27AUG2021	10,00,000/–	1,250	131	1,250	127
7.78% Housing Development Finance Corporation Ltd 24MAR2020	1,00,00,000/–	–	–	100	100
7.79% LIC Housing Finance Ltd 19JUN2020	10,00,000/–	500	53	500	53
7.80% Housing Development Finance Corporation Ltd 11NOV2019	1,00,00,000/–	–	–	150	154
7.81% LIC Housing Finance Ltd 27APR2020	10,00,000/–	2,000	215	2,000	214
7.95% Housing Development Finance Corporation Ltd 23SEP2019	1,00,00,000/–	–	–	50	52
8.02% LIC Housing Finance Ltd 18FEB2020	10,00,000/–	–	–	500	51
8.26% Housing Development Finance Corporation Ltd 12AUG2019	1,00,00,000/–	–	–	100	105
8.37% LIC Housing Finance Ltd 03OCT2019	10,00,000/–	–	–	2,000	216
8.37% LIC Housing Finance Ltd 10MAY2021	10,00,000/–	500	54	500	54
8.47% LIC Housing Finance Ltd 21JAN2020	10,00,000/–	–	–	500	51
8.49% Housing Development Finance Corporation Ltd 27APR2020	5,00,000/–	900	49	900	49
8.50% Housing Development Finance Corporation Ltd 31AUG2020	1,00,00,000/–	100	106	100	105
8.50% LIC Housing Finance Ltd 20JUN2022	10,00,000/–	2,950	323	–	–
8.58% Housing Development Finance Corporation Ltd 22MAR2022	10,00,000/–	1,250	129	–	–
8.59% Housing Development Finance Corporation Ltd 14JUN2019	1,00,00,000/–	–	–	50	51
8.60% LIC Housing Finance Ltd 22JUL2020	10,00,000/–	1,000	107	1,000	107
8.60% LIC Housing Finance Ltd 29JUL2020	10,00,000/–	1,750	187	1,750	186
8.61% LIC Housing Finance Ltd 11DEC2019	10,00,000/–	–	–	1,000	103
8.72% Housing Development Finance Corporation Ltd 15APR2019	1,00,00,000/–	–	–	75	75
8.75% Housing Development Finance Corporation Ltd 13JAN2020	5,00,000/–	–	–	5,000	256
8.75% LIC Housing Finance Ltd 14JAN2020	10,00,000/–	–	–	1,070	110
8.75% LIC Housing Finance Ltd 21DEC2020	10,00,000/–	1,000	101	1,000	101
8.80% LIC Housing Finance Ltd 24Dec2020	10,00,000/–	650	66	650	67
8.97% LIC Housing Finance Ltd 29OCT2019	10,00,000/–	–	–	500	52
9.45% Housing Development Finance Corporation Ltd 21AUG2019	10,00,000/–	–	–	3,000	318
Total investments in non-convertible debentures		22,350	2,398	28,295	3,266

The balances held in government securities as at March 31, 2020 and March 31, 2019 are as follows:

(In crore, except as otherwise stated)

Particulars	Face Value	As at March 31, 2020		As at March 31, 2019
		Units	Amount	Units	Amount
7.17% Government of India 8JAN2028	10,000/–	1,25,000	132	6,75,000	672
7.26% Government of India 14JAN2029	10,000/–	5,00,000	532	–	–
7.95% Government of India 28AUG2032	10,000/–	–	–	50,000	52
Total investments in government securities		6,25,000	664	725,000	724

 The balances held in certificates of deposit as at March 31, 2020 and March 31, 2019 are as follows:

(In crore, except as otherwise stated)

Particulars	Face Value	As at March 31, 2020		As at March 31, 2019
		Units	Amount	Units	Amount
Axis Bank	1,00,000/–	25,000	240	90,000	872
Bank of Baroda	1,00,000/–	65,000	638	–	–
ICICI Bank	1,00,000/–	–	–	75,000	738
Kotak Bank	1,00,000/–	–	–	77,000	747
Oriental Bank of Commerce	1,00,000/–	25,000	248	–	–
Vijaya Bank	1,00,000/–	–	–	12,500	125
Total investments in certificates of deposit		1,15,000	1,126	2,54,500	2,482

The balances held in commercial paper as at March 31, 2019 are as follows:

(In crore, except as otherwise stated)

Particulars	Face Value	As at March 31, 2019
		Units	Amount
LIC	5,00,000/-	10,000	495
Total investments in commercial paper		10,000	495

2.5 LOANS

(In crore)

Particulars	As at
	March 31, 2020	March 31, 2019
Non Current
Unsecured, considered good
Other loans
Loans to employees	21	19
	21	19
Unsecured, considered doubtful
Other loans
Loans to employees	30	24
	51	43
Less: Allowance for doubtful loans to employees	30	24
Total non-current loans	21	19
Current
Unsecured, considered good
Other loans
Loans to employees	239	241
Total current loans	239	241
Total loans	260	260

2.6 OTHER FINANCIAL ASSETS

(In crore)

Particulars	As at
	March 31, 2020	March 31, 2019
Non Current
Security deposits (1)	50	52
Rental deposits (1)	221	193
Net investment in sublease of right of use asset (refer to note 2.19) (1)	398	–
Restricted deposits(1)*	55	67
Others (1)	13	–
Total non-current other financial assets	737	312
Current
Security deposits (1)	8	4
Rental deposits (1)	27	15
Restricted deposits (1)*	1,795	1,671
Unbilled revenues (1)#	2,796	2,093
Interest accrued but not due (1)	474	905
Foreign currency forward and options contracts (2) (3)	62	336
Escrow and other deposits pertaining to buyback (Refer note 2.11)(1)	–	257
Net investment in sublease of right of use asset (refer to note 2.19) (1)	35	–
Others (1)	260	224
Total current other financial assets	5,457	5,505
Total other financial assets	6,194	5,817
(1) Financial assets carried at amortized cost	6,132	5,481
(2) Financial assets carried at fair value through other comprehensive income	9	37
(3) Financial assets carried at fair value through profit or loss	53	299

*	Restricted deposits represent deposits with financial institutions to settle employee-related obligations as and when they arise during the normal course of business.

# Classified as financial asset as right to consideration is unconditional and is due only after a passage of time.

2.7 TRADE RECEIVABLES

(In crore)

Particulars	As at
	March 31, 2020	March 31, 2019
Current
Unsecured
Considered good (1)	18,487	14,827
Considered doubtful	557	483
	19,044	15,310
Less: Allowance for credit loss	557	483
Total trade receivables	18,487	14,827
(1) Includes dues from companies where directors are interested	–	–

2.8 CASH AND CASH EQUIVALENTS

 (In crore)

Particulars	As at
	March 31, 2020	March 31, 2019
Balances with banks
In current and deposit accounts	12,288	14,197
Cash on hand	–	–
Others
Deposits with financial institutions	6,361	5,371
Total cash and cash equivalents	18,649	19,568
Balances with banks in unpaid dividend accounts	30	29
Deposit with more than 12 months maturity	6,895	6,582
Balances with banks held as margin money deposits against guarantees	71	114

Cash and cash equivalents as at March 31, 2020 and March 31, 2019 include restricted cash and bank balances of 396 crore and 358 crore, respectively. The restrictions are primarily on account of bank balances held by irrevocable trusts controlled by the company and bank balances held as margin money deposits against guarantees.

The deposits maintained by the Group with banks and financial institutions comprise of time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal.

2.9 OTHER ASSETS

(In crore)

Particulars	As at
	March 31, 2020	March 31, 2019
Non Current
Capital advances	310	489
Advances other than capital advances
Others
Withholding taxes and others	777	929
Prepaid gratuity (refer note no. 2.20.1)	151	42
Prepaid expenses	87	162
Deferred Contract Cost	101	277
Advance for business acquisition (refer note no. 2.1.1)	–	206
Total Non-Current other assets	1,426	2,105
Current
Advances other than capital advances
Payment to vendors for supply of goods	145	109
Others
Unbilled revenues #	4,325	3,281
Withholding taxes and others	1,583	1,488
Prepaid expenses	968	751
Deferred Contract Cost	33	58
Other receivables	28	–
Total Current other assets	7,082	5,687
Total other assets	8,508	7,792

Withholding taxes and others primarily consist of input tax credits and Cenvat recoverable from Government of India. As at March 31 2020, cenvat recoverable includes 372 crore which are pending adjudication. The Group expects these amounts to be sustainable on adjudication and recoverable on final resolution.

#	Classified as non financial asset as the contractual right to consideration is dependent on completion of contractual milestones.

2.10 FINANCIAL INSTRUMENTS

Accounting policy

2.10.1 Initial recognition

The Group recognizes financial assets and financial liabilities when it becomes a party to the contractual provisions of the instrument. All financial assets and liabilities are recognized at fair value on initial recognition, except for trade receivables which are initially measured at transaction price. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities, that are not at fair value through profit or loss, are added to the fair value on initial recognition. Regular way purchase and sale of financial assets are accounted for at trade date.

2.10.2 Subsequent measurement

a. Non-derivative financial instruments

(i) Financial assets carried at amortized cost

A financial asset is subsequently measured at amortized cost if it is held within a business model whose objective is to hold the asset in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(ii) Financial assets at fair value through other comprehensive income (FVOCI)

A financial asset is subsequently measured at fair value through other comprehensive income if it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The Group has made an irrevocable election for its investments which are classified as equity instruments to present the subsequent changes in fair value in other comprehensive income based on its business model.

(iii) Financial assets at fair value through profit or loss

A financial asset which is not classified in any of the above categories is subsequently fair valued through profit or loss.

(iv) Financial liabilities

Financial liabilities are subsequently carried at amortized cost using the effective interest method, except for contingent consideration and financial liability under option arrangements recognized in a business combination which is subsequently measured at fair value through profit or loss. For trade and other payables maturing within one year from the Balance Sheet date, the carrying amounts approximate the fair value due to the short maturity of these instruments.

b. Derivative financial instruments

The Group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank.

(i) Financial assets or financial liabilities, at fair value through profit or loss.

This category has derivative financial assets or liabilities which are not designated as hedges.

Although the Group believes that these derivatives constitute hedges from an economic perspective, they may not qualify for hedge accounting under Ind AS 109, Financial Instruments. Any derivative that is either not designated as hedge, or is so designated but is ineffective as per Ind AS 109, is categorized as a financial asset or financial liability, at fair value through profit or loss.

Derivatives not designated as hedges are recognized initially at fair value and attributable transaction costs are recognized in net profit in the consolidated Statement of Profit and Loss when incurred. Subsequent to initial recognition, these derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income. Assets/ liabilities in this category are presented as current assets/current liabilities if they are either held for trading or are expected to be realized within 12 months after the Balance Sheet date.

(ii) Cash flow hedge

The Group designates certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions.

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the net profit in the consolidated Statement of Profit and Loss. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in cash flow hedging reserve till the period the hedge was effective remains in cash flow hedging reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the net profit in the Consolidated Statement of Profit and Loss upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, then the amount accumulated in cash flow hedging reserve is reclassified to net profit in the Consolidated Statement of Profit and Loss.

2.10.3 Derecognition of financial instruments

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the financial asset and the transfer qualifies for derecognition under Ind AS 109. A financial liability (or a part of a financial liability) is derecognized from the Group's Balance Sheet when the obligation specified in the contract is discharged or cancelled or expires.

2.10.4 Fair value of financial instruments

In determining the fair value of its financial instruments, the Group uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

Refer to table 'Financial instruments by category' below for the disclosure on carrying value and fair value of financial assets and liabilities. For financial assets and liabilities maturing within one year from the Balance Sheet date and which are not carried at fair value, the carrying amounts approximates fair value due to the short maturity of those instruments.

2.10.5 Impairment

The Group recognizes loss allowances using the expected credit loss (ECL) model for the financial assets and unbilled revenue which are not fair valued through profit or loss. Loss allowance for trade receivables and unbilled revenues with no significant financing component is measured at an amount equal to lifetime ECL. For all other financial assets, ECLs are measured at an amount equal to the 12-month ECL, unless there has been a significant increase in credit risk from initial recognition in which case those are measured at lifetime ECL. The amount of ECLs (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognised is recognized as an impairment gain or loss in Consolidated Statement of Profit and Loss.

Financial instruments by category

The carrying value and fair value of financial instruments by categories as at March 31, 2020 are as follows:

(In crore)

Particulars	Amortized cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer Note no. 2.8)	18,649	–	–	–	–	18,649	18,649
Investments (Refer Note no. 2.4)
Equity and preference securities	–	–	9	102	–	111	111
Tax-free bonds and government bonds	1,846	–	–	–	–	1,846	2,144(1)
Liquid mutual fund units	–	–	2,104	–	–	2,104	2,104
Non convertible debentures	–	–	–	–	2,398	2,398	2,398
Government securities	–	–	–	–	664	664	664
Certificates of deposit	–	–	–	–	1,126	1,126	1,126
Other investments	–	–	54	–	–	54	54
Fixed maturity plan securities	–	–	489	–	–	489	489
Trade receivables (Refer Note no. 2.7)	18,487	–	–	–	–	18,487	18,487
Loans (Refer Note no. 2.5)	260	–	–	–	–	260	260
Other financials assets (Refer Note no. 2.6)(3)	6,132	–	53	–	9	6,194	6,112(2)
Total	45,374	–	2,709	102	4,197	52,382	52,598
Liabilities:
Trade payables	2,852	–	–	–	–	2,852	2,852
Lease liabilities	4,633	–	–	–	–	4,633	4,633
Financial Liability under option arrangements (refer to note 2.1.1)	–	–	621	–	–	621	621
Other financial liabilities (Refer Note no. 2.12)	7,966	–	811	–	20	8,797	8,797
Total	15,451	–	1,432	–	20	16,903	16,903

(1)	On account of fair value changes including interest accrued
(2)	Excludes interest accrued on tax free bonds and government bonds carried at amortized cost of 82 crore
(3)	Excludes unbilled revenue on contracts where the right to consideration is dependent on completion of contractual milestones

The carrying value and fair value of financial instruments by categories as at March 31, 2019 were as follows:

  (In crore)

Particulars	Amortised cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer Note no. 2.8)	19,568	–	–	–	–	19,568	19,568
Investments (Refer Note no. 2.4)
Equity and preference securities	–	–	23	100	–	123	123
Tax-free bonds and government bonds	1,911	–	–	–	–	1,911	2,125(1)
Liquid mutual fund units	–	–	1,786	–	–	1,786	1,786
Non convertible debentures	–	–	–	–	3,266	3,266	3,266
Government securities					724	724	724
Commercial paper	–	–	–	–	495	495	495
Certificates of deposit	–	–	–	–	2,482	2,482	2,482
Other investments	–	–	16	–	–	16	16
Fixed maturity plan securities	–	–	458	–	–	458	458
Trade receivables (Refer Note no. 2.7)	14,827	–	–	–	–	14,827	14,827
Loans (Refer Note no. 2.5)	260	–	–	–	–	260	260
Other financials assets (Refer Note no. 2.6)	5,481	–	299	–	37	5,817	5,733(2)
Total	42,047	–	2,582	100	7,004	51,733	51,863
Liabilities:
Trade payables	1,655	–	–	–	–	1,655	1,655
Other financial liabilities (Refer Note no. 2.12)	8,731	–	205	–	–	8,936	8,936
Total	10,386	–	205	–	–	10,591	10,591

(1)	On account of fair value changes including interest accrued
(2)	Excludes interest accrued on tax free bonds and government bonds carried at amortized cost of 84 crore
(3)	Excludes unbilled revenue on contracts where the right to consideration is dependent on completion of contractual milestones

Fair value hierarchy

Level 1- Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 -Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3- Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as at March 31, 2020:

(In crore)

Particulars	As at March 31, 2020	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Investments in liquid mutual funds (Refer Note no. 2.4)	2,104	2,104	–	–
Investments in tax-free bonds (Refer Note no. 2.4)	2,122	1,960	162	–
Investments in government bonds (Refer Note no. 2.4)	22	22	–	–
Investments in equity instruments (Refer Note no. 2.4)	1	–	–	1
Investments in preference securities (Refer Note no. 2.4)	110	–	–	110
Investments in non convertible debentures (Refer Note no. 2.4)	2,398	2,032	366	–
Investments in certificates of deposit (Refer Note no. 2.4)	1,126	–	1,126	–
Investment in Government securities (Refer Note no. 2.4)	664	664	–	–
Investments in fixed maturity plan securities (Refer Note no. 2.4)	489	–	489	–
Other investments (Refer Note no. 2.4)	54	–	–	54
Derivative financial instruments - gain on outstanding foreign currency forward and option contracts (Refer Note no. 2.6)	62	–	62	–
Liabilities
Derivative financial instruments - loss on outstanding foreign currency forward and option contracts (Refer Note no. 2.12)	491	–	491	–
Financial liability under option arrangements (refer to note 2.1.1)	621	–	–	621
Liability towards contingent consideration (Refer note no. 2.12)(1)	340	–	–	340

(1)	Discount rate pertaining to contingent consideration ranges from 8% to 14% .

During the year ended March 31, 2020, tax free bonds and non-convertible debentures of 662 crore were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted price and 50 crore was transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

The fair value hierarchy of assets and liabilities as at March 31, 2019 was as follows:

(In crore)

Particulars	As at March 31, 2019	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Investments in liquid mutual funds (Refer Note no. 2.4)	1,786	1,786	–	–
Investments in tax free bonds (Refer Note no. 2.4)	2,107	1,836	271	–
Investments in government bonds (Refer Note no. 2.4)	18	18	–	–
Investments in equity instruments (Refer Note no. 2.4)	11	–	–	11
Investments in preference securities (Refer Note no. 2.4)	112	–	–	112
Investments in non convertible debentures (Refer Note no. 2.4)	3,266	1,780	1,486	–
Investments in certificates of deposit (Refer Note no. 2.4)	2,482	–	2,482	–
Investment in Government securities (Refer Note no. 2.4)	724	724	–	–
Investments in commercial paper (Refer Note no. 2.4)	495	–	495	–
Investments in fixed maturity plan securities (Refer Note no. 2.4)	458	–	458	–
Other investments (Refer Note no. 2.4)	16	–	–	16
Derivative financial instruments - gain on outstanding foreign currency forward and option contracts (Refer Note no. 2.6)	336	–	336	–
Liabilities
Derivative financial instruments - loss on outstanding foreign currency forward and option contracts (Refer Note no. 2.12)	15	–	15	–
Liability towards contingent consideration (Refer note no. 2.12)(1)	190	–	–	190

(1)	Discount rate pertaining to contingent consideration ranges from 9% to 16% .

During the year ended March 31, 2019, tax free bonds and non-convertible debentures of 336 crore were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted price and 746 crore was transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

A one percentage point change in the unobservable inputs used in fair valuation of Level 3 assets and liabilities does not have a significant impact in its value.

Financial risk management

Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Group's primary focus is to foresee the unpredictability of financial markets and seek to minimize potential adverse effects on its financial performance. The primary market risk to the Group is foreign exchange risk. The Group uses derivative financial instruments to mitigate foreign exchange related risk exposures. The Group's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers.

Market risk

The Group operates internationally and a major portion of the business is transacted in several currencies and consequently the Group is exposed to foreign exchange risk through its sales and services in the United States and elsewhere, and purchases from overseas suppliers in various foreign currencies. The Group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The exchange rate between the Indian rupee and foreign currencies has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of the Group’s operations are adversely affected as the rupee appreciates/ depreciates against these currencies.

The following table analyses the foreign currency risk from financial assets and liabilities as at March 31, 2020:

(In crore)

Particulars	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	1,228	507	163	208	1,242	3,348
Trade receivables	11,565	2,331	1,064	652	2,200	17,812
Other financial assets , loans and other current assets	6,125	1,166	381	330	761	8,763
Trade payables	(764)	(157)	(103)	(74)	(1,453)	(2,551)
Lease liabilities	(1,681)	(988)	(355)	(59)	(496)	(3,579)
Other financial liabilities	(5,086)	(1,013)	(197)	(472)	(1,560)	(8,328)
Net assets / (liabilities)	11,387	1,846	953	585	694	15,465

The following table analyses the foreign currency risk from financial assets and liabilities as at March 31, 2019:

(In crore)

Particulars	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	1,640	266	110	213	1,113	3,342
Trade receivables	9,950	1,844	1,025	527	971	14,317
Other financial assets , loans and other current assets	4,189	873	285	310	748	6,405
Trade payables	(708)	(128)	(139)	(80)	(107)	(1,162)
Other financial liabilities	(4,201)	(560)	(217)	(382)	(759)	(6,119)
Net assets / (liabilities)	10,870	2,295	1,064	588	1,966	16,783

Sensitivity analysis between Indian rupee and U.S. Dollar

Particulars	Year ended March 31,
	2020	2019
Impact on the Group's incremental operating margins	0.45%	0.47%

Sensitivity analysis is computed based on the changes in the income and expenses in foreign currency upon conversion into functional currency, due to exchange rate fluctuations between the previous reporting period and the current reporting period.

Derivative financial instruments

The Group holds derivative financial instruments such as foreign currency forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank. These derivative financial instruments are valued based on quoted prices for similar assets and liabilities in active markets or inputs that are directly or indirectly observable in the marketplace.

The details in respect of outstanding foreign currency forward and option contracts are as follows:

Particulars	As at		As at
	March 31, 2020		March 31, 2019
	In million	In crore	In million	In crore
Derivatives designated as cash flow hedges
Option Contracts
In Australian dollars	110	507	120	588
In Euro	120	993	135	1,049
In United Kingdom Pound Sterling	21	196	25	226
Other derivatives
Forward contracts
In Australian dollars	2	9	8	37
In Brazilian Real	57	102	–	–
In Canadian dollars	21	117	13	68
In Chinese Yuan	210	226	–	–
In Euro	191	1,581	176	1,367
In Japanese Yen	–	–	550	34
In New Zealand dollars	16	72	16	75
In Norwegian Krone	40	29	40	32
In Philippine Peso	–	–	–	–
In Poland Zloty	92	165	–	–
In Romanian Leu	20	33	–	–
In Singapore dollars	177	954	140	716
In South African Rand	–	–	–	–
In Swedish Krona	50	37	50	37
In Swiss Franc	1	9	25	172
In U.S. dollars	1,048	7,925	955	6,608
In United Kingdom Pound Sterling	50	469	80	724
Option Contracts
In Australian dollars	–	–	10	49
In Canadian Dollars	–	–	13	69
In Euro	–	–	60	466
In Swiss Franc	–	–	5	35
In U.S. dollars	555	4,196	433	2,995
In United Kingdom Pound Sterling	–	–	10	91
Total forwards and options contracts		17,620		15,438

The foreign exchange forward and option contracts mature within twelve months. The table below analyses the derivative financial instruments into relevant maturity groupings based on the remaining period as at the Balance Sheet date:

(In crore)

Particulars	As at
	March 31, 2020	March 31, 2019
Not later than one month	5,687	4,432
Later than one month and not later than three months	8,727	6,921
Later than three months and not later than one year	3,206	4,085
	17,620	15,438

During the year ended March 31, 2020, the Group has designated certain foreign exchange forward and option contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions. The related hedge transactions for balance in cash flow hedges as of March 31, 2020 are expected to occur and reclassified to the consolidated statement of profit and loss within 3 months.

The Group determines the existence of an economic relationship between the hedging instrument and hedged item based on the currency, amount and timing of its forecasted cash flows. Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument, including whether the hedging instrument is expected to offset changes in cash flows of hedged items.

If the hedge ratio for risk management purposes is no longer optimal but the risk management objective remains unchanged and the hedge continues to qualify for hedge accounting, the hedge relationship will be rebalanced by adjusting either the volume of the hedging instrument or the volume of the hedged item so that the hedge ratio aligns with the ratio used for risk management purposes. Any hedge ineffectiveness is calculated and accounted for in the statement of profit or loss at the time of the hedge relationship rebalancing.

The following table provides reconciliation of cash flow hedge reserve for the year ended March 31, 2020 and March 31, 2019:

(In crore)

Particulars	Year ended March 31,
	2020	2019
Gain/(Loss)
Balance at the beginning of the period	21	–
Gain / (Loss) recognised in other comprehensive income during the period	25	118
Amount reclassified to profit or loss during the period	(73)	(90)
Tax impact on above	12	(7)
Balance at the end of the period	(15)	21

The Group offsets a financial asset and a financial liability when it currently has a legally enforceable right to set off the recognized amounts and the group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

The quantitative information about offsetting of derivative financial assets and derivative financial liabilities is as follows:

(In crore)

Particulars	As at		As at
	March 31, 2020		March 31, 2019
	Derivative financial asset	Derivative financial liability	Derivative financial asset	Derivative financial liability
Gross amount of recognized financial asset/liability	86	(515)	338	(17)
Amount set off	(24)	24	(2)	2
Net amount presented in Balance Sheet	62	(491)	336	(15)

Credit risk

Credit risk refers to the risk of default on its obligation by the counterparty resulting in a financial loss. The maximum exposure to the credit risk at the reporting date is primarily from trade receivables amounting to 18,487 crore and 14,827 crore as at March 31, 2020 and March 31, 2019, respectively and unbilled revenues amounting to 7,121 crore and 5,374 crore as at March 31, 2020 and March 31, 2019, respectively. Trade receivables and unbilled revenues are typically unsecured and are derived from revenues from customers primarily located in the United States of America. Credit risk has always been managed by the Group through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the Group grants credit terms in the normal course of business. The Group uses the expected credit loss model to assess any required allowances; and uses a provision matrix to compute the expected credit loss allowance for trade receivables and unbilled revenues. The matrix takes into account available external and internal credit risk information such as CDS spread quotes, ratings from international credit rating agencies and the Group's historical collection experience for customers.

The Group's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers. Exposure to customers is diversified and there is no single customer contributing more than 10% of outstanding trade receivables and unbilled revenues.

The following table gives details in respect of percentage of revenues generated from top customer and top ten customers:

(In %)

Particulars	Year ended March 31,
	2020	2019
Revenue from top customer	3.1	3.6
Revenue from top 10 customers	19.2	19.0

Credit risk exposure

The allowance for lifetime ECL on customer balances for year ended March 31, 2020 and March 31, 2019 was 161 crore and 239 crore, respectively.

The movement in credit loss allowance on customer balance is as follows:

(In crore)

Particulars	Year ended March 31,
	2020	2019
Balance at the beginning	627	449
Impairment loss recognized	161	239
Write-offs	(100)	(73)
Translation differences	17	12
Balance at the end	705	627

The gross carrying amount of a financial asset is written off (either partially or in full) when there is no realistic prospect of recovery.

Credit exposure

The Group’s credit period generally ranges from 30-60 days.

(In crore except otherwise stated)

Particulars	As at
	March 31, 2020	March 31, 2019
Trade receivables	18,487	14,827
Unbilled revenues	7,121	5,374

Days sales outstanding was 69 days and 66 days as of March 31, 2020 and March 31, 2019, respectively

Credit risk on cash and cash equivalents is limited as the Group generally invest in deposits with banks and financial institutions with high ratings assigned by international and domestic credit rating agencies. Ratings are monitored periodically and the Group has considered the latest available credit ratings in view of COVID – 19 as at the date of approval of these condensed consolidated financial statements.

Majority of investments of the Group are fair valued based on Level 1 or Level 2 inputs. These investments primarily include investment in liquid mutual fund units, fixed maturity plan securities, certificates of deposit, commercial papers, quoted bonds issued by government and quasi-government organizations and non convertible debentures. The Group invests after considering counterparty risks based on multiple criteria including Tier I Capital, Capital Adequacy Ratio, Credit Rating, Profitability, NPA levels and Deposit base of banks and financial institutions. These risks are monitored regularly as per its risk management program.

Liquidity risk

Liquidity risk is defined as the risk that the Group will not be able to settle or meet its obligations on time.

The Group's principal sources of liquidity are cash and cash equivalents and the cash flow that is generated from operations. The Group has no outstanding borrowings. The Group believes that the working capital is sufficient to meet its current requirements.

As at March 31, 2020, the Group had a working capital of 33,720 crore including cash and cash equivalents of 18,649 crore and current investments of 4,655 crore. As at March 31, 2019, the Group had a working capital of 34,240 crore including cash and cash equivalents of 19,568 crore and current investments of 6,627 crore.

As at March 31, 2020 and March 31, 2019, the outstanding compensated absences were 1,870 crore and 1,663 crore, respectively, which have been substantially funded. Accordingly no liquidity risk is perceived.

The table below provides details regarding the contractual maturities of significant financial liabilities as at March 31, 2020:

(In crore)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	2,852	–	–	–	2,852
Other financial liabilities (excluding liability towards contingent consideration) (Refer Note no. 2.12)	7,939	22	5	–	7,966
Financial liability under option arrangements	–	–	621	–	621
Liability towards contingent consideration on an undiscounted basis (Refer Note no. 2.12)	225	75	67	–	367

The table below provides details regarding the contractual maturities of significant financial liabilities as at March 31, 2019:

(In crore)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	1,655	–	–	–	1,655
Other financial liabilities (excluding liability towards contingent consideration) (Refer Note no. 2.12)	8,716	11	4	–	8,731
Liability towards contingent consideration on an undiscounted basis (Refer Note no. 2.12)	114	83	–	36	233

2.11 EQUITY

Accounting policy

Ordinary Shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares, share options and buyback are recognized as a deduction from equity, net of any tax effects.

Treasury Shares

When any entity within the Group purchases the company's ordinary shares, the consideration paid including any directly attributable incremental cost is presented as a deduction from total equity, until they are cancelled, sold or reissued. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to/ from Securities premium.

In December 2017, Ind AS 12 – Income Taxes was amended which clarified that an entity shall recognize the income tax consequences of dividends on financial instruments classified as equity according to where the entity originally recognized those past transactions or events that generated distributable profits were recognized. On April 1, 2019, the Group adopted these amendments and there was no impact of these amendments on the Company’s Consolidated financial statements.

Description of reserves

Retained earnings

Retained earnings represent the amount of accumulated earnings of the Group.

Securities premium

The amount received in excess of the par value has been classified as securities premium.

Share Options Outstanding Account

The Share options outstanding account is used to record the fair value of equity-settled share based payment transactions with employees. The amounts recorded in share options outstanding account are transferred to securities premium upon exercise of stock options and transferred to general reserve on account of stock options not exercised by employees.

Other Reserves

The Special Economic Zone Re-investment reserve has been created out of the profit of the eligible SEZ unit in terms of the provisions of Sec 10AA (1)(ii) of Income Tax Act, 1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in terms of the provisions of the Sec 10AA (2) of the Income Tax Act, 1961.

Capital Redemption Reserve

In accordance with section 69 of the Indian Companies Act, 2013, the Company creates capital redemption reserve equal to the nominal value of the shares bought back as an appropriation from general reserve.

Other components of equity

Other components of equity consist of currency translation, remeasurement of net defined benefit liability / asset, equity instruments fair valued through other comprehensive income, changes on fair valuation of investments and changes in fair value of derivatives designated as cash flow hedges, net of taxes.

Currency translation reserve

The exchange differences arising from the translation of financial statements of foreign subsidiaries with functional currency other than Indian rupees is recognised in other comprehensive income and is presented within equity.

Cash flow hedge reserve

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the consolidated Statement of Profit and Loss upon the occurrence of the related forecasted transaction.

SHARE CAPITAL

(In crore, except as otherwise stated)

Particulars	As at
	March 31, 2020	March 31, 2019
Authorized
Equity shares, 5 par value
4,80,00,00,000 (4,80,00,00,000) equity shares	2,400	2,400
Issued, Subscribed and Paid-Up
Equity shares, 5 par value(1)	2,122	2,170
4,24,07,53,210 (4,33,59,54,462) equity shares fully paid-up(2)
	2,122	2,170

Note: Forfeited shares amounted to 1,500 (1,500)

(1)	Refer note no. 2.21 for details of basic and diluted shares
(2)	Net of treasury shares 1,82,39,356 (2,03,24,982)

The Company has only one class of shares referred to as equity shares having a par value of 5/-. Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depositary Shares (ADS) carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share.

In the event of liquidation of the Company, the holders of equity shares will be entitled to receive any of the remaining assets of the Company in proportion to the number of equity shares held by the shareholders, after distribution of all preferential amounts. However, no such preferential amounts exist currently, other than the amounts held by irrevocable controlled trusts. For irrevocable controlled trusts, the corpus would be settled in favour of the beneficiaries.

For details of shares reserved for issue under the employee stock option plan of the Company refer to the note below

In the period of five years immediately preceding March 31, 2020:

Bonus Issue

The Company has allotted 2,18,41,91,490 , 1,14,84,72,332 and 57,42,36,166 fully paid-up shares of face value 5/- each during the quarter ended September 30, 2018 , June 30, 2015 and December 31, 2014, respectively pursuant to bonus issue approved by the shareholders through postal ballot. The bonus shares were issued by capitalization of profits transferred from general reserve. Bonus share of one equity share for every equity share held, and a bonus issue, viz., a stock dividend of one American Depositary Share (ADS) for every ADS held, respectively, has been allotted. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder remains unchanged. Options granted under the stock option plan have been adjusted for bonus shares wherever appropriate.

The bonus shares once allotted shall rank pari passu in all respects and carry the same rights as the existing equity shareholders and shall be entitled to participate in full, in any dividend and other corporate action, recommended and declared after the new equity shares are allotted.

Update on capital allocation policy and buyback

In line with the capital allocation policy announced in April 2018, the Board, in its meeting held on January 11, 2019, approved the following :

(a) Declared a special dividend of 4/- per equity share;

(b)	Recommended buyback of Equity Shares from the open market route through Indian stock exchanges of up to 8,260 crore (Maximum Buyback Size) at a price not exceeding 800 per share (Maximum Buyback Price) which would comprise approximately 2.36% of the paid-up equity share capital of the Company, subject to shareholders' approval by way of Postal Ballot.

The shareholders approved the proposal of buyback of equity shares recommended by its Board of Directors in its meeting held on January 11, 2019 through the postal ballot that concluded on March 12, 2019.

The buyback was offered to all eligible equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through the stock exchange. The buyback of equity shares through the stock exchange commenced on March 20, 2019 and was completed on August 26, 2019 . During this buyback period the Company had purchased and extinguished a total of 110,519,266 equity shares from the stock exchange at an average buy back price of 747/- per equity share comprising 2.53% of the pre buyback paid-up equity share capital of the Company. The buyback resulted in a cash outflow of 8,260 crore (excluding transaction costs). The Company funded the buyback from its free reserves.

In accordance with section 69 of the Companies Act, 2013, as at March 31, 2020 the Company has created ‘Capital Redemption Reserve’ of 55 crore equal to the nominal value of the above shares bought back as an appropriation from general reserve.

After the execution of the above buy back, payment of special dividend (including dividend distribution tax) of 2,107 crore in January 2019 and payment of special dividend (including dividend distribution tax) of 2,633 crore in June 2018, the Company has completed the distribution of 13,000 crore, which was announced as part of its capital allocation policy in April 2018.

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the Company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buy back issued shares. As at March 31, 2020, the Company has only one class of equity shares and has no debt. Consequent to the above capital structure there are no externally imposed capital requirements.

Dividend

The final dividend on shares is recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company's Board of Directors.

The Company declares and pays dividends in Indian rupees. The Finance Act 2020 has repealed the Dividend Distribution Tax (DDT). Companies are now required to pay/distribute dividend after deducting applicable taxes. The remittance of dividends outside India is governed by Indian law on foreign exchange and is also subject to withholding tax at applicable rates.

Effective fiscal 2018 the Company’s policy was to pay up to 70% of the free cash flow annually by way of dividend and/or buyback.

Effective from fiscal 2020, the company expects to return approximately 85% of the free cash flow cumulatively over a 5-year period through a combination of semi-annual dividends and/or share buyback and/or special dividends, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS. Dividend and buyback include applicable taxes.

Amount of per share dividend recognized as distribution to equity shareholders:

(in )

Particulars	Year ended March 31,
	2020	2019
Final dividend for fiscal 2018*	–	10.25
Special dividend for fiscal 2018*	–	5.00
Interim dividend for fiscal 2019	–	7.00
Special dividend for fiscal 2019	–	4.00
Final dividend for fiscal 2019	10.50	–
Interim dividend for fiscal 2020	8.00	–

*Dividend per share declared previously, retrospectively adjusted for September 2018 bonus issue

During the year ended March 31, 2020 on account of the final dividend for fiscal 2019 and interim dividend for fiscal 2020 the Company has incurred a net cash outflow of 9,517 crore (excluding dividend paid on treasury shares) inclusive of dividend distribution tax.

The Board of Directors in their meeting on April 20, 2020 recommended a final dividend of 9.50/- per equity share for the financial year ended March 31, 2020. This payment is subject to the approval of shareholders in the Annual General Meeting of the Company. In view of COVID - 19 the Company is working on an Annual General Meeting date which will be announced by the Company in due course. This final dividend if approved by shareholders would result in a net cash outflow of approximately 4,029 crore (excluding dividend paid on treasury shares).

The details of shareholder holding more than 5% shares as at March 31, 2020 and March 31, 2019 are as follows :

Name of the shareholder	As at March 31, 2020		As at March 31, 2019
	Number of shares	% held	Number of shares	% held
Deutsche Bank Trust Company Americas (Depository of ADR's - legal ownership)	73,93,01,182	17.36	74,62,54,648	17.11
Life Insurance Corporation of India	28,20,08,863	6.62	25,43,32,376	5.83

The reconciliation of the number of shares outstanding and the amount of share capital as at March 31, 2020 and March 31, 2019 are as follows:

(In crore, except as stated otherwise)

Particulars	As at March 31, 2020		As at March 31, 2019
	Number of shares	Amount	Number of shares	Amount
As at the beginning of the period	433,59,54,462	2,170	217,33,12,301	1,088
Add: Shares issued on exercise of employee stock options - before bonus issue	–	–	3,92,528	–
Add: Bonus shares issued	–	–	2,173,704,829	1,088
Add: Shares issued on exercise of employee stock options - after bonus issue	2,666,014	1	1,196,804	–
Less: Shares bought back (1)(2)	97,867,266	49	12,652,000	6
As at the end of the period	424,07,53,210	2,122	433,59,54,462	2,170

(1)	Includes 18,18,000 shares which have been purchased on account of buyback during the three months ended March 31, 2019 and have not been extinguished as of March 31, 2019

(2)	Includes 36,36,000 shares which have been purchased on account of buyback during the three months ended March 31, 2019 but have not been settled and therefore not extinguished as of March 31, 2019

Employee Stock Option Plan (ESOP):

Accounting policy

The Group recognizes compensation expense relating to share-based payments in net profit using fair value in accordance with Ind AS 102, Share-Based Payment. The estimated fair value of awards is charged to income on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards with a corresponding increase to share options outstanding account.

Infosys Expanded Stock Ownership Program 2019 (the 2019 Plan) :

On June 22, 2019 pursuant to approval by the shareholders in the Annual General Meeting , the Board has been authorized to introduce, offer, issue and provide share-based incentives to eligible employees of the Company and its subsidiaries under the 2019 Plan. The maximum number of shares under the 2019 plan shall not exceed 50,000,000 equity shares. To implement the 2019 Plan, upto 45,000,000 equity shares may be issued by way of secondary acquisition of shares by Infosys Expanded Stock Ownership Trust. The RSUs granted under the 2019 plan shall vest based on the achievement of defined annual performance parameters as determined by the administrator (Nomination and Remuneration Committee). The performance parameters will be based on a combination of relative Total Shareholder Return (TSR) against selected industry peers and certain broader market domestic and global indices and operating performance metrics of the company as decided by administrator. Each of the above performance parameters will be distinct for the purposes of calculation of quantity of shares to vest based on performance. These instruments will generally vest between a minimum of 1 to maximum of 3 years from the grant date.

2015 Stock Incentive Compensation Plan (the 2015 Plan) :

On March 31, 2016, pursuant to the approval by the shareholders through postal ballot, the Board has been authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Stock Incentive Compensation Plan (the 2015 Plan). The maximum number of shares under the 2015 plan shall not exceed 24,038,883 equity shares (this includes 11,223,576 equity shares which are held by the trust towards the 2011 Plan as at March 31, 2016). The Company expects to grant the instruments under the 2015 Plan over the period of 4 to 7 years. The plan numbers mentioned above would further be adjusted for the September 2018 bonus issue.

The equity settled and cash settled RSUs and stock options would vest generally over a period of 4 years and shall be exercisable within the period as approved by the Nomination and Remuneration Committee (NARC). The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant.

Consequent to the September, 2018 bonus issue, all the then outstanding options granted under the stock option plan have been adjusted for bonus shares. Unless otherwise stated, all the prior period share numbers, share prices and weighted average exercise prices in this note have been adjusted to give effect to the September 2018 bonus issue.

Controlled trust holds 18,239,356 and 20,324,982 shares as at March 31, 2020 and March 31, 2019, respectively under the 2015 plan. Out of these shares 200,000 equity shares each have been earmarked for welfare activities of the employees as at March 31, 2020 and March 31, 2019.

The following is the summary of grants during the year ended March 31, 2020 and March 31, 2019 :

Particulars	2019 Plan		2015 Plan
	Year ended March 31,		Year ended March 31,
	2020	2019	2020	2019*
Equity Settled RSU
KMPs	356,793	–	507,896	675,530
Employees other than KMP	1,734,500	–	3,346,280	3,665,170
	2,091,293	–	3,854,176	4,340,700
Cash settled RSU
KMPs	–	–	180,400	–
Employees other than KMP #	–	–	475,740	74,090
	–	–	656,140	74,090
	2,091,293	–	4,510,316	4,414,790

*Information is adjusted for September 2018 bonus issue.

Notes on grants to KMP:

CEO & MD

Under the 2015 plan:

In accordance with the employee agreement which has been approved by the shareholders, the CEO is eligible to receive an annual grant of RSUs of fair value 3.25 crore which will vest overtime in three equal annual installments upon the completion of each year of service from the respective grant date. Accordingly, annual time-based grant of 41,782 RSUs was made effective February 27, 2020 for fiscal 2020. Though the annual time based grants for the remaining employment term ending on March 31, 2023 have not been granted as of March 31, 2020, since the service commencement date precedes the grant date, the company has recorded employment stock compensation expense in accordance with Ind AS 102, Share based payments.

The Board, on April 12, 2019, based on the recommendations of the Nomination and Remuneration Committee, approved the performance-based grant of RSUs amounting to 13 crore for the financial year 2020 under the 2015 Plan. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets. Accordingly, 177,887 performance based RSU’s were granted effective May 2, 2019.

In accordance with the shareholders approval in the Annual General meeting held on June 22, 2019, the Board, based on the recommendations of the Nomination and Remuneration Committee, approved to amend the vesting period of the annual performance equity grant from three years to one year. Accordingly the vesting period of 217,200 (adjusted for September 2018 bonus issue) performance based RSUs granted effective May 2, 2018 and 177,887 performance based RSU's granted effective May 2,2019 have been amended to one year.

Under the 2019 plan:

In accordance with the shareholders approval in Annual General meeting held on June 22, 2019, the Board, based on the recommendations of the Nomination and Remuneration Committee, approved performance-based grant of RSUs amounting to 10 crore for financial year 2020 under the 2019 Plan. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets. Accordingly, 134,138 performance based RSU’s were granted effective June 22, 2019.

COO and Whole time director

Under the 2015 plan:

On February 20, 2020, based on the recommendations of the Nomination and Remuneration Committee, the Board, approved time-based grant of 58,650 RSUs granted effective February 27, 2020.

Under the 2019 plan:

In accordance with the shareholders approval in Annual General meeting held on June 22, 2019, the Board, based on the recommendations of the Nomination and Remuneration Committee, approved performance-based grant of RSUs amounting to 4 crore for financial year 2020 under the 2019 Plan. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets. Accordingly, 53,655 performance based RSU’s were granted effective June 22, 2019

Other KMPs

Under the 2015 plan:

On April 12, 2019, based on the recommendations of the Nomination and Remuneration Committee, in accordance with employment agreement, the Board, approved performance-based grant of 10,263 RSUs and time based grant of 23,946 RSUs to other KMP under the 2015 Plan. The grants were made effective May 2, 2019. The time based RSUs will generally vest over four years and the performance based RSUs will vest over three years based on certain performance targets.

On February 20, 2020, based on the recommendations of the Nomination and Remuneration Committee, the Board, approved time based grant of 375,768 RSUs to other KMPs under the 2015 plan. The grants were made effective February 27, 2020. These RSUs will vest over four years.

Under the 2019 plan:

On February 20, 2020, based on the recommendations of the Nomination and Remuneration Committee, the Board, approved performance based grants of 169,000 RSUs to other KMPs under the 2019 plan. The grants were made effective February 27, 2020. These RSUs will vest over three years based on achievement of certain performance targets.

Break-up of employee stock compensation expense:

(in crore)

Particulars	Year ended March 31,
	2020	2019
Granted to:
KMP	56	33
Employees other than KMP	193	169
Total (1)	249	202

(1)	Cash-settled stock compensation expense included above 11 5

Share based payment arrangements that were modified during the year ended March 31, 2020:

During the year ended March 31, 2020, the company issued stock appreciation rights as replacement for outstanding ADS settled RSU and ESOP awards. The replacement was pursuant to SEBI Circular 'Framework for issue of Depository Receipts' dated October 10, 2019 which prohibited companies to allot ADS to Indian residents and Non resident Indians. The awards were granted after necessary approvals from the NARC. All other terms and conditions of the replaced awards remain the same as the original award.

The replacement awards was accounted as a modification and the fair value on the date of modification of 57 crore is recognized as financial liability with a corresponding adjustment to equity.

The activity in the 2015 and 2019 Plan for equity-settled share based payment transactions during the year ended March 31, 2020 and March 31, 2019 is set out as follows:

Particulars	Year ended March 31, 2020		Year ended March 31, 2019*
	Shares arising out of options	Weighted average exercise price ()	Shares arising out of options	Weighted average exercise price ()
2015 Plan: RSU
Outstanding at the beginning	9,181,198	3.13	7,500,818	2.50
Granted	3,854,176	5.00	4,340,700	3.84
Exercised	2,561,218	2.95	1,864,510	2.50
Modification to cash settled awards	1,061,820	–	–	–
Forfeited and expired	631,438	3.29	795,810	2.61
Outstanding at the end	8,780,898	3.96	9,181,198	3.13
Exercisable at the end	392,185	2.54	235,256	2.50
2015 Plan: Employee Stock Options (ESOPs)
Outstanding at the beginning	1,623,176	516	1,933,826	493
Granted	–	–	–	–
Exercised	104,796	516	117,350	515
Modification to cash settled awards	351,550	–	–	–
Forfeited and expired	66,500	528	193,300	521
Outstanding at the end	1,100,330	539	1,623,176	516
Exercisable at the end	780,358	543	698,500	517
2019 Plan: RSU
Outstanding at the beginning	–	–	–	–
Granted	2,091,293	5.00	–	–
Exercised	–	–	–	–
Forfeited and expired	–	–	–	–
Outstanding at the end	2,091,293	5.00	–	–
Exercisable at the end	–	–	–	–

* Information is adjusted for September, 2018 bonus issue

During the year ended March 31, 2020 and March 31, 2019 the weighted average share price of options exercised under the 2015 Plan on the date of exercise was 751 and 701 (adjusted for September 2018 bonus issue) respectively.

The summary of information about equity settled RSUs and ESOPs outstanding as at March 31, 2020 is as follows:

	2019 plan - Options outstanding			2015 plan - Options outstanding
Range of exercise prices per share ()	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ()	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ()
0 - 5 (RSU)	2,091,293	1.76	5.00	8,780,898	1.59	3.96
450 - 600 (ESOP)	–	–	–	1,100,330	3.48	539
	2,091,293	1.76	5.00	9,881,228	1.80	64

The summary of information about equity settled RSUs and ESOPs outstanding as at March 31, 2019 was as follows:

	2015 plan - Options outstanding *
Range of exercise prices per share ()	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ()
2015 Plan:
0 - 5 (RSU)	9,181,198	1.70	3.13
450 - 600 (ESOP)	1,623,176	5.04	516
	10,804,374	2.20	80

* Information is adjusted for September, 2018 bonus issue

As at March 31, 2020 and March 31, 2019, 18,12,895 and 1,77,454 (net of forfeitures) cash settled options were outstanding respectively. The carrying value of liability towards cash settled share based payments was 48 crore and 9 crore as at March 31, 2020 and March 31, 2019 respectively.

The fair values of the awards are estimated using the Black-Scholes Model for time and non-market performance based options and Monte Carlo simulation model is used for TSR based options.

The inputs to the model include the share price at date of grant, exercise price, expected volatility, expected dividends, expected term and the risk free rate of interest. Expected volatility during the expected term of the options is based on historical volatility of the observed market prices of the Company's publicly traded equity shares during a period equivalent to the expected term of the options. Expected volatility of the comparative company have been modelled based on historical movements in the market prices of their publicly traded equity shares during a period equivalent to the expected term of the options. Correlation coefficient is calculated between each peer entity and the indices as a whole or between each entity in the peer group.

The fair value of each equity settled award is estimated on the date of grant with the following assumptions:

Particulars	For options granted in
	Fiscal 2020- Equity Shares-RSU	Fiscal 2020- ADS-RSU	Fiscal 2019- Equity Shares-RSU	Fiscal 2019- ADS-RSU
Weighted average share price () / ($ ADS)(1)	728	10.52	696	10.77
Exercise price ()/ ($ADS)(1)	5.00	0.07	3.31	0.06
Expected volatility (%)	22-30	22-26	21-25	22-26
Expected life of the option (years)	1-4	1-4	1-4	1-4
Expected dividends (%)	2-3	2-3	2.65	2.65
Risk-free interest rate (%)	6-7	1-3	7-8	2-3
Weighted average fair value as on grant date () / ($ADS)(1)	607	7.84	648	10.03

(1)	Fiscal 2019 values are adjusted for September 2018 bonus issue wherever applicable

The expected life of the RSU/ESOP is estimated based on the vesting term and contractual term of the RSU/ESOP, as well as expected exercise behavior of the employee who receives the RSU/ESOP.

2.12 OTHER FINANCIAL LIABILITIES

(In crore)

Particulars	As at
	March 31, 2020	March 31, 2019
Non-current
Others
Accrued compensation to employees (1)	22	15
Compensated absences	38	44
Financial liability under option arrangements (refer to note 2.1.1)(2)	621	–
Payable for acquisition of business (refer to note 2.1.1) (2)
Contingent consideration	121	88
Other Payables (1)	5	–
Total non-current other financial liabilities	807	147
Current
Unpaid dividends (1)	30	29
Others
Accrued compensation to employees (1)	2,958	2,572
Accrued expenses (1)	3,921	3,319
Retention monies (1)	72	112
Payable for acquisition of business
Contingent consideration (refer note no. 2.1.1) (2)	219	102
Payable by controlled trusts (1)	188	168
Financial liability relating to buyback (refer to note 2.11)(1) (4)	–	1,202
Compensated absences	1,832	1,619
Foreign currency forward and options contracts (2)(3)	491	15
Capital creditors (1)	280	676
Other payables (1)	490	638
Total current other financial liabilities	10,481	10,452
Total other financial liabilities	11,288	10,599
(1) Financial liability carried at amortized cost	7,966	8,731
(2) Financial liability carried at fair value through profit or loss	1,432	205
(3) Financial liability carried at fair value through other comprehensive income	20	–
Contingent consideration on undiscounted basis	367	233

(4)	In accordance with Ind AS 32, Financial Instruments : Presentation, the Company has recorded a financial liability as at March 31, 2019 for the obligation to acquire its own equity shares to the extent of standing instructions provided to its registered broker for the buyback (refer to note 2.11). The financial liability is recognised at the present value of the maximum amount that the Company would be required to pay to the registered broker for buyback, with a corresponding debit in general reserve / retained earnings. The liability has been utilized towards buyback of equity shares which was completed on August 26, 2019.

2.13 OTHER LIABILITIES

(In crore)

Particulars	As at
	March 31, 2020	March 31, 2019
Non-current
Others
Deferred income - government grant on land use rights	43	42
Accrued gratuity (refer to note 2.20.1)	28	30
Accrued provident fund liability (refer to note 2.20.2)	185	–
Deferred rent (refer to note 2.19)	–	174
Deferred income	21	29
Others	2	–
Total non-current other liabilities	279	275
Current
Unearned revenue	2,990	2,809
Client deposit	18	26
Others
Withholding taxes and others	1,759	1,487
Accrued gratuity (refer to note 2.20.1)	3	2
Accrued provident fund liability (refer to note 2.20.2)	64	–
Deferred rent (refer to note 2.19)	–	63
Deferred income - government grant on land use rights	2	1
Others	6	–
Total current other liabilities	4,842	4,388
Total other liabilities	5,121	4,663

2.14 PROVISIONS

Accounting policy

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that is reasonably estimable, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Contingent liability is a possible obligation arising from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity or a present obligation that arises from past events but is not recognised because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability.

a. Post sales client support

The Group provides its clients with a fixed-period post sales support on its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in Consolidated Statement of Profit and Loss. The Group estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

b. Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established the Group recognizes any impairment loss on the assets associated with that contract.

Provision for post-sales client support and other provisions

(In crore)

Particulars	As at
	March 31, 2020	March 31, 2019
Current
Others
Post-sales client support and other provisions	572	576
Total provisions	572	576

The movement in the provision for post-sales client support and other provisions is as follows:

(In crore)

Particulars	Year ended
March 31, 2020
Balance at the beginning	576
Provision recognized/(reversed)	116
Provision utilized	(174)
Exchange difference	54
Balance at the end	572

Provision for post sales client support and other provisions represents cost associated with providing post sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 1 year.

2.15 INCOME TAXES

Accounting policy

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in net profit in the Consolidated Statement of Profit and Loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future.

The Group offsets current tax assets and current tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to securities premium.

Income tax expense in the consolidated Statement of Profit and Loss comprises:

(In crore)

Particulars	Year ended March 31,
	2020	2019
Current taxes	5,775	5,727
Deferred taxes	(407)	(96)
Income tax expense	5,368	5,631

During the year ended March 31, 2019, the Company entered into Advance Pricing Agreement (APA) in overseas jurisdictions resulting in a reversal of income tax expense of 94 crore which pertained to prior periods.

Additionally, income tax expense for the year ended March 31, 2020 and March 31, 2019 includes reversal (net of provisions) of  379 crore and 129 crore, respectively. These reversals pertain to prior periods on account of adjudication of certain disputed matters in favor of the company across various jurisdictions and on account of changes to tax regulations.

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is summarized below:

(In crore)

Particulars	Year ended March 31,
	2020	2019
Profit before income taxes	22,007	21,041
Enacted tax rates in India	34.94%	34.94%
Computed expected tax expense	7,691	7,353
Tax effect due to non-taxable income for Indian tax purposes	(2,718)	(2,705)
Overseas taxes	728	719
Tax provision (reversals)	(379)	(176)
Effect of exempt non-operating income	(41)	(58)
Effect of unrecognized deferred tax assets	53	92
Effect of differential tax rates	(81)	(1)
Effect of non-deductible expenses	120	353
Branch profit tax (net of credits)	(35)	25
Others	30	29
Income tax expense	5,368	5,631

The applicable Indian corporate statutory tax rate for the year ended March 31, 2020 and March 31, 2019 is 34.94% each.

The foreign tax expense is due to income taxes payable overseas principally in the United States. In India, the Group has benefited from certain tax incentives that the Government of India had provided for export of software and services from the units registered under the Special Economic Zones (SEZs) Act, 2005. SEZ units which began the provision of services on or after April 1, 2005 are eligible for a deduction of 100% of profits or gains derived from the export of services for the first five years from the financial year in which the unit commenced the provision of services and 50% of such profits or gains for further five years. Up to 50% of such profits or gains is also available for a further five years subject to creation of a Special Economic Zone re-Investment Reserve out of the profit of the eligible SEZ units and utilization of such reserve by the Group for acquiring new plant and machinery for the purpose of its business as per the provisions of the Income Tax Act, 1961.

Deferred income tax for the year ended March 31, 2020 and March 31, 2019 substantially relates to origination and reversal of temporary differences.

Infosys is subject to a 15% BPT in the U.S. to the extent its U.S. branch's net profit during the year is greater than the increase in the net assets of the U.S. branch during the year, computed in accordance with the Internal Revenue Code. As at March 31, 2020, Infosys' U.S. branch net assets amounted to approximately 5,474 crore. As at March 31, 2020, the Company has a deferred tax liability for branch profit tax of  178 crore (net of credits), as the Company estimates that these branch profits are expected to be distributed in the foreseeable future.

Deferred income tax liabilities have not been recognized on temporary differences amounting to 8,447 crore and 6,007 crore as at March 31, 2020 and March 31, 2019, respectively, associated with investments in subsidiaries and branches as it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets have not been recognized on accumulated losses of 3,187 crore and 2,624 crore as at March 31, 2020 and March 31, 2019, respectively, as it is probable that future taxable profit will be not available against which the unused tax losses can be utilized in the foreseeable future.

The following table provides details of expiration of unused tax losses as at March 31, 2020:

(In crore)

Year	As at
March 31, 2020
2021	83
2022	142
2023	209
2024	172
2025	121
Thereafter	2,460
Total	3,187

The following table provides details of expiration of unused tax losses as at March 31, 2019:

(In crore)

Year	As at
March 31, 2019
2020	173
2021	80
2022	142
2023	198
2024	187
Thereafter	1,844
Total	2,624

The following table provides the details of income tax assets and income tax liabilities as at March 31, 2020 and March 31, 2019:

(In crore)

Particulars	As at
	March 31, 2020	March 31, 2019
Income tax assets	5,391	6,743
Current income tax liabilities	1,490	1,567
Net current income tax asset / (liability) at the end	3,901	5,176

The gross movement in the current income tax asset/ (liability) for the year ended March 31, 2020 and March 31, 2019 is as follows:

(In crore)

Particulars	Year ended March 31,
	2020	2019
Net current income tax asset/ (liability) at the beginning	5,176	4,027
Translation differences	(4)	(1)
Income tax paid	4,550	6,832
Current income tax expense	(5,775)	(5,727)
Reclassified under assets held for sale (refer note no. 2.1.2)	–	23
Reclassified from held for sale (Refer note 2.1.2)	–	13
Income tax benefit arising on exercise of stock options	9	8
Additions through business combination	(40)	(9)
Tax impact on buyback expenses	4	4
Income tax on other comprehensive income	(19)	6
Net current income tax asset/ (liability) at the end	3,901	5,176

The movement in gross deferred income tax assets / liabilities (before set off) for the year ended March 31, 2020 is as follows:

(In crore)

Particulars	Carrying value as at April 1, 2019	Changes through profit and loss	Addition through business combination	Changes through OCI	Impact on account of Ind AS 116 adoption	Reclassified from Held for Sale, net	Translation difference	Carrying value as of March 31, 2020
Deferred income tax assets/(liabilities)
Property, plant and equipment	262	(20)	1	–	–	–	1	244
Lease liabilities	52	76	–	–	6	–	2	136
Accrued compensation to employees	31	23	–	–	–	–	(2)	52
Trade receivables	176	21	–	–	–	–	–	197
Compensated absences	397	35	–	–	–	–	1	433
Post sales client support	104	7	–	–	–	–	–	111
Credits related to branch profits	340	14	–	–	–	–	23	377
Derivative financial instruments	(106)	255	–	12	–	–	1	162
Intangible assets	16	1	–	–	–	–	3	20
Intangibles arising on business combinations	(128)	44	(326)	–	–	–	(16)	(426)
Branch profit tax	(541)	22	–	–	–	–	(36)	(555)
Others	97	(71)	9	(7)	–	–	(3)	25
Total deferred income tax assets/(liabilities)	700	407	(316)	5	6	–	(26)	776

The movement in gross deferred income tax assets / liabilities (before set off) for the year ended March 31, 2019 is as follows:

(In crore)

Particulars	Carrying value as at April 1, 2018	Changes through profit and loss	Addition through business combination	Changes through OCI	Impact on account of Ind AS 116 adoption	Reclassified from Held for Sale, net	Translation difference	Carrying value as of March 31, 2019
Deferred income tax assets/(liabilities)
Property, plant and equipment	215	46	–	–	–	1	–	262
Accrued compensation to employees	12	16	–	–	–	2	1	31
Trade receivables	141	35	–	–	–	–	–	176
Compensated absences	366	29	–	–	–	2	–	397
Post sales client support	98	5	–	–	–	–	1	104
Credits related to branch profits	341	(22)	–	–	–	–	21	340
Derivative financial instruments	11	(111)	–	(7)	–	–	1	(106)
Intangible assets	9	6	–	–	–	–	1	16
Intangibles arising on business combinations	(38)	63	(56)	–	–	(86)	(11)	(128)
Branch profit tax	(505)	(3)	–	–	–	–	(33)	(541)
Others	91	32	(8)	8	–	28	(2)	149
Total deferred income tax assets/(liabilities)	741	96	(64)	1	–	(53)	(21)	700

The deferred income tax assets and liabilities are as follows:

(In crore)

Particulars	As at
	March 31, 2020	March 31, 2019
Deferred income tax assets after set off	1,744	1,372
Deferred income tax liabilities after set off	(968)	(672)

Deferred tax assets and deferred tax liabilities have been offset wherever the Group has a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority.

In assessing the reliability of deferred income tax assets, the management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. The management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes that the Group will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

2.16 REVENUE FROM OPERATIONS

Accounting policy

The Group derives revenues primarily from IT services comprising software development and related services, maintenance, consulting and package implementation, and from licensing of software products and platforms across the Group’s core and digital offerings (together called as “software related services”). Contracts with customers are either on a time-and-material, unit of work, fixed-price or on a fixed-timeframe basis.

Effective April 1, 2018, the Company adopted Ind AS 115 “Revenue from Contracts with Customers” using the cumulative catch-up transition method, applied to contracts that were not completed as of April 1, 2018. The effect on adoption of Ind AS 115 was insignificant.

Revenues from customer contracts are considered for recognition and measurement when the contract has been approved by the parties, in writing, to the contract, the parties to contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. Revenue is recognized upon transfer of control of promised products or services (“performance obligations”) to customers in an amount that reflects the consideration the Group has received or expects to receive in exchange for these products or services (“transaction price”). When there is uncertainty as to collectability, revenue recognition is postponed until such uncertainty is resolved.

The Group assesses the services promised in a contract and identifies distinct performance obligations in the contract. The Group allocates the transaction price to each distinct performance obligation based on the relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In the absence of such evidence, the primary method used to estimate standalone selling price is the expected cost plus a margin, under which the Group estimates the cost of satisfying the performance obligation and then adds an appropriate margin based on similar services.

The Group’s contracts may include variable consideration including rebates, volume discounts and penalties. The Group includes variable consideration as part of transaction price when there is a basis to reasonably estimate the amount of the variable consideration and when it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved.

Revenue on time-and-material and unit of work based contracts, are recognized as the related services are performed. Fixed price maintenance revenue is recognized ratably either on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or using a percentage of completion method when the pattern of benefits from the services rendered to the customer and Group’s costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. Revenue from other fixed-price, fixed-timeframe contracts, where the performance obligations are satisfied over time is recognized using the percentage-of-completion method. Efforts or costs expended have been used to determine progress towards completion as there is a direct relationship between input and productivity. Progress towards completion is measured as the ratio of costs or efforts incurred to date (representing work performed) to the estimated total costs or efforts. Estimates of transaction price and total costs or efforts are continuously monitored over the lives of the contracts and are recognized in profit or loss in the period when these estimates change or when the estimates are revised. Revenues and the estimated total costs or efforts are subject to revision as the contract progresses. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

The billing schedules agreed with customers include periodic performance based billing and / or milestone based progress billings. Revenues in excess of billing are classified as unbilled revenue while billing in excess of revenues are classified as contract liabilities (which we refer to as unearned revenues).

In arrangements for software development and related services and maintenance services, by applying the revenue recognition criteria for each distinct performance obligation, the arrangements with customers generally meet the criteria for considering software development and related services as distinct performance obligations. For allocating the transaction price, the Group has measured the revenue in respect of each performance obligation of a contract at its relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In cases where the Group is unable to determine the standalone selling price, the Group uses the expected cost plus margin approach in estimating the standalone selling price. For software development and related services, the performance obligations are satisfied as and when the services are rendered since the customer generally obtains control of the work as it progresses.

Revenue from licenses where the customer obtains a “right to use” the licenses is recognized at the time the license is made available to the customer. Revenue from licenses where the customer obtains a “right to access” is recognized over the access period.

Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS).When implementation services are provided in conjunction with the licensing arrangement and the license and implementation have been identified as two distinct separate performance obligations, the transaction price for such contracts are allocated to each performance obligation of the contract based on their relative standalone selling prices. In the absence of standalone selling price for implementation, the Group uses the expected cost plus margin approach in estimating the standalone selling price. Where the license is required to be substantially customized as part of the implementation service the entire arrangement fee for license and implementation is considered to be a single performance obligation and the revenue is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the performance obligations are satisfied. ATS revenue is recognized ratably over the period in which the services are rendered.

Contracts with customers includes subcontractor services or third-party vendor equipment or software in certain integrated services arrangements. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Group is acting as an agent between the customer and the vendor, and gross when the Group is the principal for the transaction. In doing so, the group first evaluates whether it controls the good or service before it is transferred to the customer. The Group considers whether it has the primary obligation to fulfil the contract, inventory risk, pricing discretion and other factors to determine whether it controls the goods or service and therefore is acting as a principal or an agent.

The incremental costs of obtaining a contract (i.e., costs that would not have been incurred if the contract had not been obtained) are recognized as an asset if the Group expects to recover them. Any capitalized contract costs are amortized, with the expense recognised as the Group transfers the related goods or services to the customer.

The Group presents revenues net of indirect taxes in its consolidated statement of profit and loss.

Revenues for the year ended March 31, 2020 and March 31, 2019 are as follows:

(In crore)

Particulars	Year ended March 31,
	2020	2019
Revenue from software services	85,260	78,359
Revenue from products and platforms	5,531	4,316
Total revenue from operations	90,791	82,675

The Group has evaluated the impact of COVID – 19 resulting from (i) the possibility of constraints to render services which may require revision of estimations of costs to complete the contract because of additional efforts;(ii) onerous obligations;(iii) penalties relating to breaches of service level agreements, and (iv) termination or deferment of contracts by customers. The Group has concluded that the impact of COVID – 19 is not material based on these estimates. Due to the nature of the pandemic, the Group will continue to monitor developments to identify significant uncertainties relating to revenue in future periods.

Disaggregated revenue information

The table below presents disaggregated revenues from contracts with customers by geography and offerings for each of our business segments. The Group believes that this disaggregation best depicts how the nature, amount, timing and uncertainty of our revenues and cash flows are affected by industry, market and other economic factors.

For the year ended March 31, 2020 and March 31, 2019

(In crore)

Particulars	Financial Services (1)	Retail(2)	Communication (3)	Energy , Utilities, Resources and Services	Manufacturing	Hi-Tech	Life Sciences(4)	Others (5)	Total
Revenues by Geography*
North America	16,749	9,222	7,332	6,456	5,131	6,537	3,816	564	55,807
	16,052	8,792	5,579	5,867	4,336	5,914	3,066	432	50,038
Europe	5,983	3,966	1,925	4,207	3,576	191	1,892	176	21,916
	4,890	3,836	1,897	3,550	3,497	106	2,011	155	19,942
India	1,311	48	192	12	88	207	39	468	2,365
	1,209	23	56	3	86	137	12	522	2,048
Rest of the world	4,582	799	2,535	1,061	336	37	90	1,263	10,703
	4,326	905	2,894	970	233	20	114	1,185	10,647
Total	28,625	14,035	11,984	11,736	9,131	6,972	5,837	2,471	90,791
	26,477	13,556	10,426	10,390	8,152	6,177	5,203	2,294	82,675
Revenue by offerings
Digital	11,562	6,165	4,843	4,485	3,481	2,541	1,850	690	35,617
	8,277	4,715	3,598	3,061	2,427	2,084	1,289	346	25,797
Core	17,063	7,870	7,141	7,251	5,650	4,431	3,987	1,781	55,174
	18,200	8,841	6,828	7,329	5,725	4,093	3,914	1,948	56,878
Total	28,625	14,035	11,984	11,736	9,131	6,972	5,837	2,471	90,791
	26,477	13,556	10,426	10,390	8,152	6,177	5,203	2,294	82,675

(1)	Financial Services include enterprises in Financial Services and Insurance
(2)	Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics
(3)	Communication includes enterprises in Communication, Telecom OEM and Media
(4)	Life Sciences includes enterprises in Life sciences and Health care
(5)	Others include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services

* Geographical revenues is based on the domicile of customer.

Digital Services

Digital Services comprise of service and solution offerings of the Group that enable our clients to transform their businesses. These include offerings that enhance customer experience, leverage AI-based analytics and big data, engineer digital products and IoT, modernize legacy technology systems, migrate to cloud applications and implement advanced cyber security systems.

Core Services

Core Services comprise traditional offerings of the Group that have scaled and industrialized over a number of years. These primarily include application management services, proprietary application development services, independent validation solutions, product engineering and management, infrastructure management services, traditional enterprise application implementation, support and integration services.

Products & platforms

The Group also derives revenues from the sale of products and platforms including Finacle – core banking solution, Edge Suite of products, Infosys Nia - Artificial Intelligence (AI) platform which applies next-generation AI and machine learning, Stater digital platform and Infosys McCamish- insurance platform.

The percentage of revenue from fixed price contracts for each of the three months and year ended March 31, 2020 and March 31, 2019 is approximately 55%.

Trade Receivables and Contract Balances

The timing of revenue recognition, billings and cash collections results in Receivables, Unbilled Revenue, and Unearned Revenue on the Group’s Consolidated Balance Sheet. Amounts are billed as work progresses in accordance with agreed-upon contractual terms, either at periodic intervals (e.g., monthly or quarterly) or upon achievement of contractual milestones.

The Group’s Receivables are rights to consideration that are unconditional. Unbilled revenues comprising revenues in excess of billings from time and material contracts and fixed price maintenance contracts are classified as financial asset when the right to consideration is unconditional and is due only after a passage of time.

Invoicing to the clients for other fixed price contracts is based on milestones as defined in the contract and therefore the timing of revenue recognition is different from the timing of invoicing to the customers. Therefore Unbilled Revenues for other fixed price contracts (contract asset) are classified as non-financial asset because the right to consideration is dependent on completion of contractual milestones.

Invoicing in excess of earnings are classified as unearned revenue.

Trade receivables and unbilled revenues are presented net of impairment in the consolidated Balance Sheet.

During the year ended March 31, 2020 and March 31, 2019 , the company recognized revenue of 2,421 crore and 2,237 crore arising from opening unearned revenue as of April 1, 2019 and April 1, 2018 respectively.

During the year ended March 31, 2020 and March 31, 2019, 2,971 crore and 2,685 crore of unbilled revenue pertaining to other fixed price development contracts as of April 1, 2019 and April 1, 2018, respectively has been reclassified to Trade receivables upon billing to customers on completion of milestones.

Performance obligations and remaining performance obligations

The remaining performance obligation disclosure provides the aggregate amount of the transaction price yet to be recognized as at the end of the reporting period and an explanation as to when the Group expects to recognize these amounts in revenue. Applying the practical expedient as given in Ind AS 115, the Group has not disclosed the remaining performance obligation related disclosures for contracts where the revenue recognized corresponds directly with the value to the customer of the entity's performance completed to date, typically those contracts where invoicing is on time and material and unit of work based contracts. Remaining performance obligation estimates are subject to change and are affected by several factors, including terminations, changes in the scope of contracts, periodic revalidations, adjustment for revenue that has not materialized and adjustments for currency.

The aggregate value of performance obligations that are completely or partially unsatisfied as at March 31, 2020, other than those meeting the exclusion criteria mentioned above, is 55,926 crore. Out of this, the Group expects to recognize revenue of around 51% within the next one year and the remaining thereafter. The aggregate value of performance obligations that are completely or partially unsatisfied as at March 31, 2019 is 51,274 crore. The contracts can generally be terminated by the customers and typically includes an enforceable termination penalty payable by them. Generally, customers have not terminated contracts without cause.

2.17 OTHER INCOME, NET

Accounting policy

Other income is comprised primarily of interest income, dividend income, gain/loss on investment and exchange gain/loss on forward and options contracts and on translation of other assets and liabilities. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

Foreign currency

Accounting policy

Functional currency

The functional currency of Infosys, Infosys BPM, controlled trusts, EdgeVerve and Skava is the Indian rupee. The functional currencies for other subsidiaries are their respective local currencies. These financial statements are presented in Indian rupees (rounded off to crore; one crore equals ten million).

Transactions and translations

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are recognized in the Consolidated Statement of Profit and Loss and reported within exchange gains/ (losses) on translation of assets and liabilities, net, except when deferred in Other Comprehensive Income as qualifying cash flow hedges. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction.

Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

The translation of financial statements of the foreign subsidiaries to the presentation currency is performed for assets and liabilities using the exchange rate in effect at the Balance Sheet date and for revenue, expense and cash-flow items using the average exchange rate for the respective periods. The gains or losses resulting from such translation are included in currency translation reserves under other components of equity. When a subsidiary is disposed off, in full, the relevant amount is transferred to net profit in the Consolidated Statement of Profit and Loss. However when a change in the parent's ownership does not result in loss of control of a subsidiary, such changes are recorded through equity.

Other Comprehensive Income, net of taxes includes translation differences on non-monetary financial assets measured at fair value at the reporting date, such as equities classified as financial instruments and measured at fair value through other comprehensive income (FVOCI).

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the exchange rate in effect at the Balance Sheet date.

Effective April 1, 2018, the Group has adopted Appendix B to Ind AS 21- Foreign Currency Transactions and Advance Consideration which clarifies the date of transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income when an entity has received or paid advance consideration in a foreign currency. The effect on account of adoption of this amendment was insignificant.

Government grant

The Group recognizes government grants only when there is reasonable assurance that the conditions attached to them shall be complied with, and the grants will be received. Government grants related to assets are treated as deferred income and are recognized in net profit in the Consolidated Statement of Profit and Loss on a systematic and rational basis over the useful life of the asset. Government grants related to revenue are recognized on a systematic basis in net profit in the Consolidated Statement of Profit and Loss over the periods necessary to match them with the related costs which they are intended to compensate.

Other income for the year ended March 31, 2020 and March 31, 2019 is as follows:

(In crore)

Particulars	Year ended March 31,
	2020	2019
Interest income on financial assets carried at amortized cost:
Tax free bonds and Government bonds	143	143
Deposit with Bank and others	1,146	1,261
Interest income on financial assets carried at fair value through other comprehensive income:
Non-convertible debentures and certificates of deposit, commercial paper and government securities	322	646
Income on investments carried at fair value through profit or loss
Dividend income on liquid mutual funds	2	2
Gain / (loss) on liquid mutual funds and other investments	183	170
Income on investments carried at fair value through other comprehensive income	41	–
Interest income on income tax refund	259	51
Exchange gains/ (losses) on foreign currency forward and options contracts	(511)	185
Exchange gains/ (losses) on translation of assets and liabilities	1,023	133
Miscellaneous income, net	195	291
Total other income	2,803	2,882

2.18 EXPENSES

(In crore)

Particulars	Year ended March 31,
	2020	2019
Employee benefit expenses
Salaries including bonus	49,252	43,894
Contribution to provident and other funds	1,107	946
Share based payments to employees (Refer note no. 2.11)	249	202
Staff welfare	279	273
	50,887	45,315
Cost of software packages and others
For own use	1,035	930
Third party items bought for service delivery to clients	1,668	1,623
	2,703	2,553
Other expenses
Repairs and maintenance	1,480	1,269
Power and fuel	229	221
Brand and marketing	528	489
Short-term leases (Refer to Note 2.19)	89	–
Operating leases	–	585
Rates and taxes	193	184
Consumables	100	47
Insurance	90	67
Provision for post-sales client support and others	–	1
Commission to non-whole time directors	8	8
Impairment loss recognized / (reversed) under expected credit loss model	172	248
Contributions towards Corporate Social responsibility	385	266
Others	382	270
	3,656	3,655

2.19 Leases

Accounting Policy

The Group as a lessee

The Group’s lease asset classes primarily consist of leases for land and buildings. The group assesses whether a contract contains a lease, at inception of a contract. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the group assesses whether: (1) the contract involves the use of an identified asset (2) the group has substantially all of the economic benefits from use of the asset through the period of the lease and (3) the group has the right to direct the use of the asset.

At the date of commencement of the lease, the Group recognizes a right-of-use asset (“ROU”) and a corresponding lease liability for all lease arrangements in which it is a lessee, except for leases with a term of twelve months or less (short-term leases) and low value leases. For these short-term and low value leases, the Group recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease.

Certain lease arrangements includes the options to extend or terminate the lease before the end of the lease term. ROU assets and lease liabilities includes these options when it is reasonably certain that they will be exercised.

The right-of-use assets are initially recognized at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or prior to the commencement date of the lease plus any initial direct costs less any lease incentives. They are subsequently measured at cost less accumulated depreciation and impairment losses.

Right-of-use assets are depreciated from the commencement date on a straight-line basis over the shorter of the lease term and useful life of the underlying asset. Right of use assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

The lease liability is initially measured at amortized cost at the present value of the future lease payments. The lease payments are discounted using the interest rate implicit in the lease or, if not readily determinable, using the incremental borrowing rates in the country of domicile of the leases. Lease liabilities are remeasured with a corresponding adjustment to the related right of use asset if the group changes its assessment if whether it will exercise an extension or a termination option.

Lease liability and ROU asset have been separately presented in the Balance Sheet and lease payments have been classified as financing cash flows.

The Group as a lessor

Leases for which the group is a lessor is classified as a finance or operating lease. Whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee, the contract is classified as a finance lease. All other leases are classified as operating leases.

When the Group is an intermediate lessor, it accounts for its interests in the head lease and the sublease separately. The sublease is classified as a finance or operating lease by reference to the right-of-use asset arising from the head lease.

For operating leases, rental income is recognized on a straight line basis over the term of the relevant lease.

Transition

Effective April 1, 2019, the Group adopted Ind AS 116 “Leases” and applied the standard to all lease contracts existing on April 1, 2019 using the modified retrospective method and has taken the cumulative adjustment to retained earnings, on the date of initial application. Consequently, the group recorded the lease liability at the present value of the lease payments discounted at the incremental borrowing rate and the right of use asset at its carrying amount as if the standard had been applied since the commencement date of the lease, but discounted at the lessee’s incremental borrowing rate at the date of initial application. Comparatives as at and for the year ended March 31, 2019 have not been retrospectively adjusted and therefore will continue to be reported under the accounting policies included as part of our Annual Report for year ended March 31, 2019

On transition, the adoption of the new standard resulted in recognition of 'Right of Use' asset of 2,907 crore, 'Net investment in sublease' of ROU asset of 430 crore and a lease liability of 3,598 crore. The cumulative effect of applying the standard, amounting to 40 crore was debited to retained earnings, net of taxes. The effect of this adoption is insignificant on the profit before tax, profit for the period and earnings per share. Ind AS 116 will result in an increase in cash inflows from operating activities and an increase in cash outflows from financing activities on account of lease payments.

The following is the summary of practical expedients elected on initial application:

1.	Applied a single discount rate to a portfolio of leases of similar assets in similar economic environment with a similar end date

2.	Applied the exemption not to recognize right-of-use assets and liabilities for leases with less than 12 months of lease term on the date of initial application

3.	Excluded the initial direct costs from the measurement of the right-of-use asset at the date of initial application.

4.	Applied the practical expedient to grandfather the assessment of which transactions are leases. Accordingly, Ind AS 116 is applied only to contracts that were previously identified as leases under Ind AS 17.

The difference between the lease obligation recorded as of March 31, 2019 under Ind AS 17 disclosed under Note 2.19 of the 2019 Annual Report and the value of the lease liability as of April 1, 2019 is primarily on account of inclusion of extension and termination options reasonably certain to be exercised, in measuring the lease liability in accordance with Ind AS 116 and discounting the lease liabilities to the present value under Ind AS 116.

The weighted average incremental borrowing rate applied to lease liabilities as at April 1, 2019 is 4.5%.

Following are the changes in the carrying value of right of use assets for the year ended March 31, 2020:

(In crore)

Particulars	Category of ROU asset				Total
	Land	Buildings	Vehicles	Computers
Balance as of April 1, 2019	–	2,898	9	–	2,907
Reclassified on account of adoption of Ind AS 116 (Refer to note 2.2 & 2.3)	634	–	–	–	634
Additions*	1	1,064	6	49	1,120
Additions through business combination (Refer to note 2.1)	–	177	10	–	187
Deletions	(3)	(130)	(1)	–	(134)
Depreciation	(6)	(540)	(9)	(8)	(563)
Translation difference	–	16	–	1	17
Balance as of March 31, 2020	626	3,485	15	42	4,168

*Net of lease incentives of 115 crore related to lease of buildings

The following is the break-up of current and non-current lease liabilities as of March 31, 2020

(In crore)

Particulars	Amount
Current lease liabilities	619
Non-current lease liabilities	4,014
Total	4,633

The following is the movement in lease liabilities during the year ended March 31, 2020:

(In crore)

Particulars	Year ended March 31, 2020
Balance at the beginning	3,598
Additions	1,241
Additions through business combination (Refer to note 2.1)	224
Deletions	(145)
Finance cost accrued during the period	170
Payment of lease liabilities	(639)
Translation difference	184
Balance at the end	4,633

The table below provides details regarding the contractual maturities of lease liabilities as of March 31, 2020 on an undiscounted basis:

(In crore)

Particulars	Amount
Less than one year	796
One to five years	2,599
More than five years	2,075
Total	5,470

The group does not face a significant liquidity risk with regard to its lease liabilities as the current assets are sufficient to meet the obligations related to lease liabilities as and when they fall due.

Rental expense recorded for short-term leases was 89 crore for the year ended March 31,2020

The aggregate depreciation on ROU assets has been included under depreciation and amortisation expense in the consolidated Statement of Profit and Loss.

The following is the movement in the net investment in sublease of ROU assets during the year ended March 31, 2020:

(In crore)

Particulars	Year ended March 31, 2020
Balance at the beginning	430
Interest income accrued during the period	15
Lease receipts	(46)
Translation difference	34
Balance at the end	433

The table below provides details regarding the contractual maturities of net investment in sublease of ROU asset as of March 31, 2020 on an undiscounted basis:

 (In crore)

Particulars	Amount
Less than one year	50
One to five years	217
More than five years	244
Total	511

Leases not yet commenced to which Group is committed is 655 crore for a lease term ranging from 2 years to 13 years.

2.20 EMPLOYEE BENEFITS

Accounting policy

Gratuity

The Group provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees of Infosys and its Indian subsidiaries. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Group.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, performed by an independent actuary, at each Balance Sheet date using the projected unit credit method. The Company fully contributes all ascertained liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). In case of Infosys BPM and EdgeVerve, contributions are made to the Infosys BPM Employees' Gratuity Fund Trust and EdgeVerve Systems Limited Employees' Gratuity Fund Trust, respectively. Trustees administer contributions made to the Trusts and contributions are invested in a scheme with the Life Insurance Corporation of India as permitted by Indian law.

The Group recognizes the net obligation of a defined benefit plan in its Balance Sheet as an asset or liability. Gains and losses through re-measurements of the net defined benefit liability/(asset) are recognized in other comprehensive income and are not reclassified to profit or loss in subsequent periods. The actual return of the portfolio of plan assets, in excess of the yields computed by applying the discount rate used to measure the defined benefit obligation is recognized in other comprehensive income. The effect of any plan amendments is recognized in the Consolidated Statement of Profit and Loss.

Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the eligible employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The Company contributes a portion to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the trust and the notified interest rate.

In respect of Indian subsidiaries, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the eligible employee and the respective companies make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. The Companies have no further obligation to the plan beyond its monthly contributions.

Superannuation

Certain employees of Infosys, Infosys BPM and EdgeVerve are participants in a defined contribution plan. The Group has no further obligations to the plan beyond its monthly contributions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

Compensated absences

The Group has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation performed by an independent actuary at each Balance Sheet date using projected unit credit method on the additional amount expected to be paid/availed as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

2.20.1 Gratuity

The following tables set out the funded status of the gratuity plans and the amounts recognized in the Group's financial statements as at March 31, 2020 and March 31, 2019:

(In crore)

Particulars	As at
	March 31, 2020	March 31, 2019
Change in benefit obligations
Benefit obligations at the beginning	1,351	1,201
Service cost	178	157
Interest expense	90	85
Remeasurements - Actuarial (gains) / losses	(79)	32
Benefits paid	(141)	(128)
Translation difference	3	2
Reclassified from held for sale (refer note no 2.1.2)	–	2
Benefit obligations at the end	1,402	1,351
Change in plan assets
Fair value of plan assets at the beginning	1,361	1,216
Interest income	97	90
Remeasurements- Return on plan assets excluding amounts included in interest income	9	4
Contributions	191	174
Benefits paid	(136)	(123)
Fair value of plan assets at the end	1,522	1,361
Funded status	120	10
Prepaid gratuity benefit (refer to note no 2.9)	151	42
Accrued gratuity (refer to note no 2.13)	(31)	(32)

Amount for the year ended March 31, 2020 and March 31, 2019 recognized in the consolidated statement of Profit and Loss under employee benefit expense:

(In crore)

Particulars	Year ended March 31,
	2020	2019
Service cost	178	157
Net interest on the net defined benefit liability/(asset)	(7)	(5)
Net gratuity cost	171	152

Amount for the year ended March 31, 2020 and March 31, 2019 recognized in the consolidated statement of other comprehensive income:

(In crore)

Particulars	Year ended March 31,
	2020	2019
Remeasurements of the net defined benefit liability/ (asset)
Actuarial (gains) / losses	(79)	32
(Return) / loss on plan assets excluding amounts included in the net interest on the net defined benefit liability/(asset)	(9)	(4)
	(88)	28

(In crore)

Particulars	Year ended March 31,
	2020	2019
(Gain)/loss from change in demographic assumptions	1	(4)
(Gain)/loss from change in financial assumptions	(57)	30
(Gain)/loss from experience adjustment	(23)	6
	(79)	32

The weighted-average assumptions used to determine benefit obligations as at March 31, 2020 and March 31, 2019 are set out below:

Particulars	As at
	March 31, 2020	March 31, 2019
Discount rate (1)	6.2%	7.1%
Weighted average rate of increase in compensation levels (2)	6.0%	8.0%
Weighted average duration of defined benefit obligation (3)	5.9 years	5.9 years

The weighted-average assumptions used to determine net periodic benefit cost for the year ended March 31, 2020 and March 31, 2019 are set out below:

Particulars	Year ended March 31,
	2020	2019
Discount rate (%)	7.1	7.5
Weighted average rate of increase in compensation levels (%)	8.0	8.0

Assumptions regarding future mortality experience are set in accordance with the published statistics by the Life Insurance Corporation of India.

(1)	In India, the market for high quality corporate bonds being not developed, the yield of government bonds is considered as the discount rate. The tenure has been considered taking into account the past long-term trend of employees’ average remaining service life which reflects the average estimated term of the post- employment benefit obligations.
(2)	The average rate of increase in compensation levels is determined by the Company, considering factors such as, the Company’s past compensation revision trends and management’s estimate of future salary increases.
(3)	Attrition rate considered is the management’s estimate based on the past long-term trend of employee turnover in the Company.

Sensitivity of significant assumptions used for valuation of defined benefit obligation:

(In crore)

Impact from percentage point increase / decrease in	As at March 31, 2020
Discount rate	67
Weighted average rate of increase in compensation levels	59

Sensitivity to significant actuarial assumptions is computed by varying one actuarial assumption used for the valuation of the defined benefit obligation by one percentage, keeping all other actuarial assumptions constant. In practice, this is not probable, and changes in some of the assumptions may be correlated.

Gratuity is applicable only to employees drawing a salary in Indian rupees and there are no other significant foreign defined benefit gratuity plans.

The Company contributes all ascertained liabilities towards gratuity to the Infosys Limited Employees' Gratuity Fund Trust. In case of Infosys BPM and EdgeVerve, contributions are made to the Infosys BPM Employees' Gratuity Fund Trust and EdgeVerve Systems Limited Employees Gratuity Fund Trust, respectively. Trustees administer contributions made to the trust as at March 31, 2020 and March 31, 2019, the plan assets have been primarily invested in insurer managed funds.

Actual return on assets for the year ended March 31, 2020 and March 31, 2019 were 106 crore and 95 crore, respectively.

The Group expects to contribute 145 crore to the gratuity trusts during fiscal 2021.

Maturity profile of defined benefit obligation:

(In crore)

Within 1 year	215
1-2 year	218
2-3 year	220
3-4 year	231
4-5 year	148
5-10 years	1,183

2.20.2 Provident fund

Infosys has an obligation to fund any shortfall on the yield of the trust’s investments over the administered interest rates on an annual basis. These administered rates are determined annually predominantly considering the social rather than economic factors and in most cases the actual return earned by the Company has been higher in the past years. The actuary has provided a valuation for provident fund liabilities on the basis of guidance issued by Actuarial Society of India and based on the assumptions provided there is no shortfall as at March 31, 2019.

The details of the benefit obligation as at March 31, 2019 is as follows:

(In crore)

Particulars	As at
March 31, 2019
Benefit obligation at the period end	5,989
Net liability recognized in balance sheet	–

The following tables set out the funded status of the defined benefit provident fund plan of Infosys limited and the amounts recognized in the Company's financial statements as at March 31, 2020

(In crore)

Particulars	As at
March 31, 2020
Change in benefit obligations
Benefit obligations at the beginning	5,989
Service cost - employer contribution	407
Employee contribution	857
Interest expense	561
Actuarial (gains) / loss	216
Benefits paid	(664)
Benefit obligations at the end	7,366
Change in plan assets
Fair value of plan assets at the beginning	5,989
Interest income	561
Remeasurements- Return on plan assets excluding amounts included in interest income (1)	(33)
Contributions	1,264
Benefits paid	(664)
Fair value of plan assets at the end	7,117
Net liability (refer to note 2.13)	(249)

(1)	Includes unrealized losses on certain investments in bonds

Amount for the year ended March 31, 2020 recognized in the consolidated statement of other comprehensive income:

(In crore)

Particulars	Year ended March 31, 2020
Remeasurements of the net defined benefit liability/ (asset)
Actuarial (gains) / losses	216
(Return) / loss on plan assets excluding amounts included in the net interest on the net defined benefit liability/(asset)	33
249

Assumptions used in determining the present value obligation of the defined benefit plan under the Deterministic Approach:

Particulars	As at
	March 31, 2020	March 31, 2019
Government of India (GOI) bond yield (1)	6.20%	7.10%
Expected rate of return on plan assets	8.00%	9.20%
Remaining term to maturity of portfolio	6 years	5.47 years
Expected guaranteed interest rate
First year	8.50%	8.65%
Thereafter	8.50%	8.60%

(1)	In India, the market for high quality corporate bonds being not developed, the yield of government bonds is considered as the discount rate. The tenure has been considered taking into account the past long-term trend of employees’ average remaining service life which reflects the average estimated term of the post- employment benefit obligations.

The breakup of the plan assets into various categories as at March 31, 2020 is as follows:

Particulars	As at
March 31, 2020
Central and State government bonds	49%
Public sector undertakings and Private sector bonds	48%
Others	3%

The asset allocation for plan assets is determined based on investment criteria prescribed under the relevant regulations.

As at March 31, 2020 the defined benefit obligation would be affected by approximately 72 crore and 108 on account of a 0.25% increase / decrease in the expected rate of return on plan assets.

The Group contributed 639 crore and 543 crore to the provident fund during the year ended March 31, 2020 and March 31, 2019, respectively. The same has been recognized in the Consolidated Statement of Profit and Loss under the head employee benefit expense.

In February 2019, the Hon’ble Supreme Court of India vide its judgment and subsequent review petition of August 2019 has ruled in respect of compensation for the purpose of Provident Fund contribution under the Employee’s Provident Fund Act. The Company has assessed possible outcomes of the judgment on determination of provident fund contributions and based on the Company’s current evaluation of the judgement, it is not probable that certain allowances paid by the Company will be subject to payment of Provident Fund. The Company will continue to monitor and evaluate its position based on future events and developments.

The provident plans are applicable only to employees drawing a salary in Indian rupees and there are no other significant foreign defined benefit plans.

2.20.3 Superannuation

The Group contributed 240 crore and 215 crore during the year ended March 31, 2020 and March 31, 2019, respectively and the same has been recognized in the Consolidated Statement of Profit and Loss under the head employee benefit expense.

2.20.4 Employee benefit costs include:

(In crore)

Particulars	Year ended March 31,
	2020	2019
Salaries and bonus(1)	49,837	44,405
Defined contribution plans	338	307
Defined benefit plans	712	603
	50,887	45,315

(1)	Includes employee stock compensation expense of 249 crore and 202 crore for the year ended March 31, 2020 and March 31, 2019 respectively.

2.21 RECONCILIATION OF BASIC AND DILUTED SHARES USED IN COMPUTING EARNINGS PER SHARE

Accounting policy

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as at the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

Particulars	Year ended March 31,
	2020	2019
Basic earnings per equity share - weighted average number of equity shares outstanding(1)	4,257,754,522	4,347,130,157
Effect of dilutive common equivalent shares - share options outstanding	7,389,706	6,290,615
Diluted earnings per equity share - weighted average number of equity shares and common equivalent shares outstanding	4,265,144,228	4,353,420,772

Information in the table above is adjusted for September 2018 bonus issue where ever applicable (Refer note no 2.11)

(1)	Excludes treasury shares

For the year ended March 31, 2020 and March 31, 2019, 13,093 and Nil number of options to purchase equity shares had an anti-dilutive effect, respectively.

2.22 CONTINGENT LIABILITIES AND COMMITMENTS (TO THE EXTENT NOT PROVIDED FOR)

(In crore)

Particulars	As at
	March 31, 2020	March 31, 2019
Contingent liabilities :
Claims against the Group, not acknowledged as debts(1)	3,583	3,081
[Amount paid to statutory authorities 5,353 crore (5,925 crore)]
Commitments :
Estimated amount of contracts remaining to be executed on capital contracts and not provided for (net of advances and deposits)(2)	1,365	1,724
Other commitments*	61	86

*Uncalled capital pertaining to investments

(1)	As at March 31, 2020, claims against the Group not acknowledged as debts in respect of income tax matters amounted to 3,353 crore. The claims against the group majorly represent demands arising on completion of assessment proceedings under the Income Tax Act, 1961. These claims are on account of multiple issues of disallowances such as disallowance of profits earned from STP Units and SEZ Units, disallowance of deductions in respect of employment of new employees under section 80JJAA, disallowance of expenditure towards software being held as capital in nature, payments made to Associated Enterprises held as liable for withholding of taxes. These matters are pending before various Appellate Authorities and the management including its tax advisors expect that its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Group's financial position and results of operations.

Amount paid to statutory authorities against the above tax claims amounted to 5,352 crore.

(2)	Capital contracts primarily comprises of commitments for infrastructure facilities and computer equipment’s.

The Audit Committee appointed an external legal counsel to conduct an independent investigation into the whistleblower allegations which have been previously disclosed to stock exchanges on October 22, 2019 and to the Securities and Exchange Commission (SEC) on Form 6-K on the same date. As previously disclosed on January 10, 2020 the outcome of the investigation has not resulted in restatement of previously issued financial statements.

The Company cooperated with an investigation by the SEC regarding the same matters. In March 2020, the Company received notification from the SEC that the SEC has concluded its investigation and the Company does not anticipate any further action by the SEC on this matter. The Company is responding to all the inquires received from the Indian regulatory authorities and will continue to cooperate with the authorities for any additional requests for information. Additionally, in October 2019, a shareholder class action lawsuit was filed in the United States District Court for the Eastern District of New York against the Company and certain of its current and former officers for alleged violations of the US federal securities laws. The Company is presently unable to predict the scope, duration or the outcome of these matters.

The Group is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The Group’s management reasonably expects that these legal actions, when ultimately concluded and determined, will not have a material and adverse effect on the Group’s results of operations or financial condition.

2.23 RELATED PARTY TRANSACTIONS

List of related parties:

Name of subsidiaries	Country	Holdings as at
		March 31, 2020	March 31, 2019
Infosys Technologies (China) Co. Limited (Infosys China)	China	100%	100%
Infosys Technologies S. de R. L. de C. V. (Infosys Mexico)	Mexico	100%	100%
Infosys Technologies (Sweden) AB. (Infosys Sweden)	Sweden	100%	100%
Infosys Technologies (Shanghai) Company Limited (Infosys Shanghai)	China	100%	100%
Infosys Tecnologia DO Brasil LTDA. (Infosys Brasil)(25)	Brazil	–	100%
Infosys Nova Holdings LLC. (Infosys Nova)	U.S.	100%	100%
EdgeVerve Systems Limited (EdgeVerve)	India	100%	100%
Infosys Austria GmbH(1) (formerly Lodestone Management Consultants GmbH)	Austria	100%	100%
Skava Systems Pvt. Ltd. (Skava Systems)	India	100%	100%
Kallidus Inc, (Kallidus)	U.S.	100%	100%
Infosys Chile SpA	Chile	100%	100%
Infosys Arabia Limited(2)	Saudi Arabia	70%	70%
Infosys Consulting Ltda.(2)	Brazil	100%	99.99%
Infosys CIS LLC(1) (18) (26)	Russia	–	–
Infosys Luxembourg S.a.r.l (1) (13)	Luxembourg	100%	100%
Infosys Americas Inc., (Infosys Americas)	U.S.	100%	100%
Infosys Technologies (Australia) Pty. Limited (Infosys Australia)(3)	Australia	–	100%
Infosys Public Services, Inc. USA (Infosys Public Services)	U.S.	100%	100%
Infosys Canada Public Services Inc(19)	Canada	–	–
Infosys BPM Limited	India	99.99%	99.98%
Infosys (Czech Republic) Limited s.r.o.(4)	Czech Republic	99.99%	99.98%
Infosys Poland, Sp z.o.o(4)	Poland	99.99%	99.98%
Infosys McCamish Systems LLC(4)	U.S.	99.99%	99.98%
Portland Group Pty Ltd(4)	Australia	99.99%	99.98%
Infosys BPO Americas LLC.(4)	U.S.	99.99%	99.98%
Infosys Consulting Holding AG (Infosys Lodestone)	Switzerland	100%	100%
Lodestone Management Consultants Inc.(5) (11)	U.S.	–	–
Infosys Management Consulting Pty Limited(5)	Australia	100%	100%
Infosys Consulting AG(5)	Switzerland	100%	100%
Infosys Consulting GmbH(5)	Germany	100%	100%
Infosys Consulting S.R.L.(1)	Romania	100%	100%
Infosys Consulting SAS(5)	France	100%	100%
Infosys Consulting s.r.o.(5)	Czech Republic	100%	100%
Infosys Consulting (Shanghai) Co., Ltd.(formerly Lodestone Management Consultants Co., Ltd)(5)	China	100%	100%
Infy Consulting Company Ltd(5)	U.K.	100%	100%
Infy Consulting B.V.(5)	The Netherlands	100%	100%
Infosys Consulting Sp. z.o.o(32)	Poland	99.99%	100%
Lodestone Management Consultants Portugal, Unipessoal, Lda.(5)	Portugal	100%	100%
Infosys Consulting S.R.L.(5)	Argentina	100%	100%
Infosys Consulting (Belgium) NV (formerly Lodestone Management Consultants (Belgium) S.A.)(6)	Belgium	99.90%	99.90%
Panaya Inc. (Panaya)	U.S.	100%	100%
Panaya Ltd.(7)	Israel	100%	100%
Panaya GmbH(7)	Germany	100%	100%
Panaya Japan Co. Ltd(7)(31)	Japan	–	100%
Brilliant Basics Holdings Limited (Brilliant Basics)	U.K.	100%	100%
Brilliant Basics Limited(8)	U.K.	100%	100%
Brilliant Basics (MENA) DMCC(8) (26)	Dubai	100%	100%
Infosys Consulting Pte Limited (Infosys Singapore)(1)	Singapore	100%	100%
Infosys Middle East FZ LLC(9)	Dubai	100%	100%
Fluido Oy(9) (14)	Finland	100%	100%
Fluido Sweden AB (Extero)(15)	Sweden	100%	100%
Fluido Norway A/S(15)	Norway	100%	100%
Fluido Denmark A/S(15)	Denmark	100%	100%
Fluido Slovakia s.r.o(15)	Slovakia	100%	100%
Fluido Newco AB(15)	Sweden	100%	100%
Infosys Compaz Pte. Ltd (formerly Trusted Source Pte. Ltd)(16)	Singapore	60%	60%
Infosys South Africa (Pty) Ltd(9) (17)	South Africa	–	–
WongDoody Holding Company Inc. (WongDoody)(10)	U.S.	100%	100%
WDW Communications, Inc(12)	U.S.	100%	100%
WongDoody, Inc(12)	U.S.	100%	100%
HIPUS(20)	Japan	81%	–
Stater N.V.(21)	The Netherlands	75%	–
Stater Nederland B.V.(22)	The Netherlands	75%	–
Stater Duitsland B.V.(22)	The Netherlands	75%	–
Stater XXL B.V.(22)	The Netherlands	75%	–
HypoCasso B.V.(22)	The Netherlands	75%	–
Stater Participations B.V.(22)	The Netherlands	75%	–
Stater Deutschland Verwaltungs-GmbH(23)	Germany	75%	–
Stater Deutschland GmbH & Co. KG(23)	Germany	75%	–
Stater Belgium N.V./S.A.(24)	Belgium	53.99%	–
Outbox systems Inc. dba Simplus (US)(27)	U.S.	100%	–
Simplus North America Inc.(28)	Canada	100%	–
Simplus ANZ Pty Ltd.(28)	Australia	100%	–
Simplus Australia Pty Ltd(30)	Australia	100%	–
Sqware Peg Digital Pty Ltd(30)	Australia	100%	–
Simplus Philippines, Inc.(28)	Philippines	100%	–
Simplus Europe, Ltd.(28)	U.K.	100%	–
Simplus U.K., Ltd.(29)	U.K.	100%	–
Simplus Ireland, Ltd.(29)	Ireland	100%	–

(1)	Wholly-owned subsidiary of Infosys Limited
(2)	Majority owned and controlled subsidiary of Infosys Limited
(3)	Liquidated effective November 17, 2019
(4)	Wholly-owned subsidiary of Infosys BPM
(5)	Wholly-owned subsidiary of Infosys Consulting Holding AG (formerly Lodestone Holding AG)
(6)	Majority owned and controlled subsidiary of Infosys Consulting Holding AG (formerly Lodestone Holding AG)
(7)	Wholly-owned subsidiary of Panaya Inc.
(8)	Wholly-owned subsidiary of Brilliant Basics Holding Limited.
(9)	Wholly-owned subsidiary of Infosys Consulting Pte Ltd
(10)	On May 22, 2018, Infosys acquired 100% of the voting interest in WongDoody
(11)	Liquidated effective May 4, 2018
(12)	Wholly-owned subsidiary of WongDoody
(13)	Incorporated effective August 6, 2018
(14)	On October 11, 2018, Infosys Consulting Pte. Ltd, acquired 100% of the voting interests in Fluido Oy and its subsidiaries
(15)	Wholly-owned subsidiary of Fluido Oy
(16)	On November 16, 2018 , Infosys Consulting Pte. Ltd, acquired 60% of the voting interest in Infosys Compaz Pte. Ltd
(17)	Incorporated effective December 19,2018
(18)	Incorporated effective November 29, 2018
(19)	Incorporated effective November 27, 2018, wholly owned subsidiary of Infosys Public Services Inc
(20)	On April 1, 2019, Infosys Consulting Pte. Ltd, acquired 81% of the voting interests in HIPUS Co. Ltd, Japan
(21)	On May 23, 2019, Infosys Consulting Pte. Ltd, acquired 75% of the voting interests in Stater N.V
(22)	Majority owned and controlled subsidiary of Stater N.V
(23)	Majority owned and controlled subsidiary of Stater Duitsland B.V.
(24)	Majority owned and controlled subsidiary of Stater Participations B.V.
(25)	Effective October 1, 2019, merged into Infosys Consulting Ltda, a majority owned and controlled subsidiary of Infosys Ltd.
(26)	Under Liquidation
(27)	On March 13, 2020, Infosys Nova Holdings LLC, acquired 100% of the voting interests in Outbox Systems Inc.
(28)	Wholly-owned subsidiary of Outbox Systems Inc.
(29)	Wholly-owned subsidiary of Simplus Europe, Ltd.
(30)	Wholly-owned subsidiary of Simplus ANZ Pty Ltd..
(31)	Liquidated effective October 31, 2019
(32)	On February 20, 2020, Infosys Poland, Sp z.o.o, acquired 100% of the voting interests in Infosys Consulting Sp. z.o.o from Infosys Consulting Holding AG (formerly Lodestone Holding AG).

Infosys has provided guarantee for performance of certain contracts entered into by its subsidiaries.

List of other related party

Particulars	Country	Nature of relationship
Infosys Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Provident Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys
Infosys BPM Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys BPM
Infosys BPM Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys BPM
EdgeVerve Systems Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of EdgeVerve
EdgeVerve Systems Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of EdgeVerve
Infosys Employees Welfare Trust	India	Controlled trust
Infosys Employee Benefits Trust	India	Controlled trust
Infosys Science Foundation	India	Controlled trust
Infosys Expanded Stock Ownership Trust *	India	Controlled trust

Refer note no. 2.20 for information on transactions with post-employment benefit plans mentioned above.

* Registered on May 15, 2019

List of key management personnel

Whole-time Directors

Salil Parekh , Chief Executive Officer and Managing Director

U.B. Pravin Rao, Chief Operating Officer

Non-whole-time Directors

Nandan M. Nilekani

Micheal Gibbs (appointed as Independent director effective July 13, 2018)

Ravi Venkatesan (resigned as member of the Board effective May 11, 2018)

Kiran Mazumdar-Shaw

Roopa Kudva (retired as member of the Board effective February 3, 2020)

Dr. Punita Kumar-Sinha

D.N. Prahlad

D. Sundaram

Executive Officers

Nilanjan Roy (appointed as Chief Financial Officer effective March 1, 2019)

Jayesh Sanghrajka (appointed as Interim-Chief Financial Officer effective November 17, 2018. He resumed his responsibilities as Deputy Chief Financial Officer effective March 1, 2019).

M.D. Ranganath (resigned as Chief Financial Officer effective November 16, 2018)

Mohit Joshi, President

Ravi Kumar S, President and Deputy Chief Operating Officer

Krishnamurthy Shankar, Group Head - Human Resources

Inderpreet Sawhney, Group General Counsel and Chief Compliance Officer

Company Secretary

A.G.S. Manikantha

Transaction with key management personnel:

The related party transactions with above KMP which comprise directors and executive officers are as follows :

(In crore)

Particulars	Year ended March 31,
	2020	2019
Salaries and other employee benefits to whole-time directors and executive officers (1)(2)(3)	118	96
Commission and other benefits to non-executive/independent directors	8	8
Total	126	104

(1)	Total employee stock compensation expense for the year ended March 31, 2020 and March 31, 2019, includes a charge of 56 crore and 33 crore respectively, towards key managerial personnel. (Refer to note 2.11)
(2)	On December 20, 2018, the Board appointed Nilanjan Roy as the Chief Financial Officer of the Company with effect from March 1, 2019.
(3)	Does not include post-employment benefit based on actuarial valuation as this is done for the Company as a whole.

Additional information pursuant to para 2 of general instructions for the preparation of Consolidated Financial Statements

(In crore)

Name of entity	Net Assets		Share in profit or loss		Share in other comprehensive income		Share in total comprehensive income
	as %age of consolidated net assets	Amount	as %age of consolidated profit or loss	Amount	as %age of consolidated other comprehensive income	Amount	as %age of consolidated total comprehensive income	Amount
Infosys Ltd.	85.38%	62,234	90.95%	15,543	102.6%	(234)	90.8%	15,309
Indian Subsidiaries
Infosys BPM Limited	6.40%	4,666	3.79%	648	(1.32%)	3	3.86%	651
EdgeVerve Systems Limited	(0.83%)	(607)	2.22%	379	(0.44%)	1	2.25%	380
Skava Systems Pvt. Ltd.	0.06%	45	(0.03%)	(4)	0.00%	–	(0.02%)	(4)
Foreign Subsidiaries
Brilliant Basics (MENA) DMCC	0.00%	–	0.00%	–	0.00%	–	0.00%	–
Brilliant Basics Holdings Limited	0.02%	12	(0.01%)	(1)	0.00%	–	(0.01%)	(1)
Brilliant Basics Limited	0.01%	8	0.05%	9	0.00%	–	0.05%	9
Infosys Middle East FZ LLC	(0.01%)	(7)	0.07%	11	(2.19%)	5	0.09%	16
Infosys BPO (Poland) Sp Z.o.o.	0.82%	600	0.02%	3	(1.32%)	3	0.04%	6
Fluido Denmark A/S	0.00%	1	0.03%	4	0.00%	–	0.02%	4
Fluido Newco AB	0.00%	–	0.00%	–	0.00%	–	0.00%	–
Fluido Norway A/S	0.01%	4	0.03%	4	0.00%	–	0.02%	4
Fluido Oy	0.08%	56	0.04%	7	0.00%	–	0.04%	7
Fluido Slovakia s.r.o.	0.01%	4	0.01%	2	0.00%	–	0.01%	2
Fluido Sweden AB	(0.01%)	(6)	(0.05%)	(8)	0.00%	–	(0.05%)	(8)
Infosys Americas Inc.	0.00%	1	0.00%	–	0.00%	–	0.00%	–
Infosys Arabia Limited	0.00%	3	0.00%	–	0.00%	–	0.00%	–
Infosys Technologies (Australia) Pty. Limited	0.00%	–	0.00%	–	0.00%	–	0.00%	–
Infosys BPO Americas LLC	0.01%	8	(0.01%)	(2)	0.00%	–	(0.01%)	(2)
Infosys (Czech Republic) Limited s.r.o.	0.10%	72	0.07%	12	2.63%	(6)	0.04%	6
Infosys Tecnologia DO Brasil LTDA	0.00%	–	(0.16%)	(28)	0.00%	–	(0.17%)	(28)
Infosys Technologies (China) Co. Limited	0.22%	157	0.03%	4	0.00%	–	0.02%	4
Infosys Chile SpA	0.01%	5	0.00%	–	0.00%	–	0.00%	–
Infosys Luxembourg S.a.r.l.	0.00%	3	(0.01%)	(1)	0.00%	–	(0.01%)	(1)
Infosys Technologies S. de R. L. de C. V.	0.28%	203	0.24%	41	0.00%	–	0.24%	41
Infosys Nova Holdings LLC	1.87%	1,362	0.00%	–	0.00%	–	0.00%	–
Infosys Technologies (Shanghai) Company Limited	0.84%	614	(0.71%)	(121)	0.00%	–	(0.72%)	(121)
Infosys Technologies (Sweden) AB.	0.04%	32	0.05%	9	0.00%	–	0.05%	9
Infosys Public Services, Inc.	0.80%	581	0.47%	80	0.00%	–	0.47%	80
Kallidus Inc.	(0.08%)	(60)	(0.17%)	(29)	0.00%	–	(0.17%)	(29)
Infosys Consulting S.R.L.	0.00%	3	0.03%	5	0.00%	–	0.03%	5
Infosys Management Consulting Pty Limited	0.03%	22	0.03%	5	0.00%	–	0.03%	5
Infosys Austria GmbH	0.00%	2	0.01%	2	0.00%	–	0.01%	2
Infosys Consulting (Belgium) NV	(0.03%)	(19)	0.01%	2	0.00%	–	0.01%	2
Infosys Consulting Ltda.	(0.08%)	(59)	(0.39%)	(67)	0.00%	–	(0.40%)	(67)
Infosys Consulting (Shanghai) Co. Ltd.	(0.27%)	(196)	(0.11%)	(19)	0.00%	–	(0.11%)	(19)
Infosys Consulting s.r.o.	0.00%	1	0.00%	–	0.00%	–	0.00%	–
Infosys Consulting SAS	0.01%	9	0.01%	2	0.00%	–	0.01%	2
Infosys Consulting GmbH	0.04%	32	0.26%	44	0.00%	–	0.26%	44
Infosys Consulting Holding AG	0.48%	348	0.54%	93	0.00%	–	0.55%	93
Infy Consulting B.V.	0.02%	15	0.04%	7	0.00%	–	0.04%	7
Infosys Consulting Sp. z.o.o.	0.02%	16	0.10%	17	0.00%	–	0.10%	17
Lodestone Management Consultants Portugal, Unipessoal, Lda.	0.01%	6	0.01%	2	0.00%	–	0.01%	2
S.C. Infosys Consulting S.R.L.	0.04%	28	0.03%	6	0.00%	–	0.04%	6
Infosys Consulting Pte Limited	1.74%	1,270	0.24%	40	0.00%	–	0.24%	40
Infosys Consulting AG	0.18%	131	0.23%	39	0.00%	–	0.23%	39
Infy Consulting Company Ltd.	0.05%	35	0.15%	25	0.00%	–	0.15%	25
Lodestone Management Consultants Inc.	0.00%	–	0.00%	–	0.00%	–	0.00%	–
Infosys McCamish Systems LLC	0.58%	425	0.74%	127	0.00%	–	0.75%	127
Noah Consulting LLC	0.00%	1	0.00%	–	0.00%	–	0.00%	–
Noah Information Management Consulting Inc.	0.00%	–	0.00%	–	0.00%	–	0.00%	–
Panaya GmbH	0.00%	(2)	0.00%	(1)	0.00%	–	(0.01%)	(1)
Panaya Inc.	0.19%	139	0.01%	1	0.00%	–	0.01%	1
Panaya Japan Co. Ltd.	0.00%	–	0.01%	1	0.00%	–	0.01%	1
Panaya Ltd.	(0.88%)	(644)	(0.25%)	(43)	0.00%	–	(0.26%)	(43)
Portland Group Pty Ltd	0.16%	112	0.03%	5	0.00%	–	0.03%	5
Infosys Compaz Pte. Ltd	0.23%	164	0.31%	54	0.00%	–	0.32%	54
WDW Communications, Inc.	(0.25%)	(180)	(0.07%)	(12)	0.00%	–	(0.07%)	(12)
WongDoody Holding Company Inc.	0.01%	9	0.00%	–	0.00%	–	0.00%	–
WongDoody, Inc.	0.36%	262	0.17%	29	0.00%	–	0.17%	29
HIPUS Co. Ltd.	0.09%	62	0.10%	17	0.00%	–	0.10%	17
Stater N.V.	1.20%	878	0.44%	74	0.00%	–	0.44%	74
Stater Nederland B.V.	0.37%	270	0.29%	49	0.00%	–	0.29%	49
Stater Duitsland B.V.	(0.21%)	(152)	0.00%	–	0.00%	–	0.00%	–
Stater XXL B.V.	0.00%	1	0.00%	–	0.00%	–	0.00%	–
HypoCasso B.V.	0.04%	29	0.09%	16	0.00%	–	0.09%	16
Stater Participations B.V.	(0.33%)	(242)	0.00%	–	0.00%	–	0.00%	–
Stater Deutschland Verwaltungs-GmbH	0.00%	–	0.00%	–	0.00%	–	0.00%	–
Stater Deutschland GmbH & Co. KG	0.03%	25	0.00%	–	0.00%	–	0.00%	–
Stater Belgium N.V./S.A.	0.10%	70	0.02%	3	0.00%	–	0.02%	3
Outbox systems Inc. dba Simplus (US)	0.05%	33	0.00%	1	0.00%	–	0.01%	1
Simplus Australia Pty Ltd	(0.02%)	(15)	0.00%	–	0.00%	–	0.00%	–
Simplus Philippines, Inc.	0.01%	5	0.00%	–	0.00%	–	0.00%	–
Simplus U.K., Ltd.	0.00%	1	0.00%	-	0.00%	-	0.00%	-
Simplus Ireland, Ltd.	0.00%	(2)	0.00%	–	0.00%	–	0.00%	–
Subtotal	100.00%	72,884	100%	17,086	100%	(228)	100%	16,858
Adjustment arising out of consolidation		(7,199)		(450)		379		(71)
Controlled Trusts		159		3		–		3
		65,844		16,639		151		16,790
Non-controlling Interests		(394)		(45)		(13)		(58)
Total		65,450		16,594		138		16,732

2.24 SEGMENT REPORTING

Ind AS 108 establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The Group's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance business performance. The Chief Operating Decision Maker evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the accounting policies.

Business segments of the Group are primarily enterprises in Financial Services and Insurance, enterprises in Manufacturing, enterprises in Retail, Consumer Packaged Goods and Logistics, enterprises in the Energy, Utilities, Resources and Services, enterprises in Communication, Telecom OEM and Media, enterprises in Hi-Tech, enterprises in Life Sciences and Healthcare and all other segments. The Financial services reportable segments has been aggregated to include the Financial Services operating segment and Finacle operating segment because of the similarity of the economic characteristics. All other segments represent the operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services .

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Revenue for 'all other segments' represents revenue generated by Infosys Public services and revenue generated from customers located in India, Japan and China and other enterprises in Public services. Allocated expenses of segments include expenses incurred for rendering services from the Group's offshore software development centers and on-site expenses, which are categorized in relation to the associated efforts of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. The management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the Group.

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Business segment revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

Disclosure of revenue by geographic locations is given in note 2.16 Revenue from operations.

Business Segments

Year ended March 31, 2020 and March 31, 2019:

(In crore)

Particulars	Financial Services	Retail	Communication	Energy, Utilities, Resources and Services	Manufacturing	Hi-Tech	Life Sciences	All other segments	Total
Revenue from operations	28,625	14,035	11,984	11,736	9,131	6,972	5,837	2,471	90,791
	26,477	13,556	10,426	10,390	8,152	6,177	5,203	2,294	82,675
Identifiable operating expenses	14,977	6,989	7,084	6,104	4,991	4,125	3,212	1,486	48,968
	14,164	6,823	5,720	5,661	4,513	3,546	2,756	1,415	44,598
Allocated expenses	6,342	2,834	2,476	2,416	2,081	1,243	1,194	921	19,507
	5,435	2,699	2,189	2,187	1,786	1,083	1,028	763	17,170
Segmental operating income	7,306	4,212	2,424	3,216	2,059	1,604	1,431	64	22,316
	6,878	4,034	2,517	2,542	1,853	1,548	1,419	116	20,907
Unallocable expenses*									2,942
									2,027
Other income, net (Refer to note 2.17)									2,803
									2,882
Finance costs (Refer to note 2.19)									(170)
									–
Reduction in the fair value of Disposal Group held for sale (Refer to note 2.1.2)									–
									(270)
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale" (Refer to note 2.1.2)									–
									(451)
Profit before tax									22,007
									21,041
Income Tax Expense									5,368
									5,631
Net Profit									16,639
									15,410
Depreciation and amortization expense									2,893
									2,011
Non-cash expenses other than depreciation and amortization									49
									740

*	Unallocable expenses for the year ended March 31, 2020 includes amortization on ROU assets consequent to adoption of Ind AS 116 - Leases effective April 1, 2019

Significant clients

No client individually accounted for more than 10% of the revenues in the year ended March 31, 2020 and March 31, 2019

2.25 FUNCTION WISE CLASSIFICATION OF CONSOLIDATED STATEMENT OF PROFIT AND LOSS

(In crore)

Particulars	Note no	Year ended March 31,
		2020	2019
Revenue from operations	2.16	90,791	82,675
Cost of Sales		60,732	53,867
Gross profit		30,059	28,808
Operating expenses
Selling and marketing expenses		4,711	4,473
General and administration expenses		5,974	5,455
Total operating expenses		10,685	9,928
Operating profit		19,374	18,880
Reduction in the fair value of Disposal Group held for sale	2.1.2	–	(270)
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale"	2.1.2	–	(451)
Other income, net	2.17	2,803	2,882
Finance cost	2.19	170	–
Profit before tax		22,007	21,041
Tax expense:
Current tax	2.15	5,775	5,727
Deferred tax	2.15	(407)	(96)
Profit for the period		16,639	15,410
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset	2.20 and 2.15	(180)	(22)
Equity instruments through other comprehensive income, net	2.4 and 2.15	(33)	70
		(213)	48
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedge, net	2.10 and 2.15	(36)	21
Exchange differences on translation of foreign operations, net		378	63
Fair value changes on investments, net	2.4 and 2.15	22	2
		364	86

Total other comprehensive income / (loss), net of tax		151	134
Total comprehensive income for the period		16,790	15,544
Profit attributable to:
Owners of the Company		16,594	15,404
Non-controlling interests		45	6
		16,639	15,410
Total comprehensive income attributable to:
Owners of the Company		16,732	15,538
Non-controlling interests		58	6
		16,790	15,544

for and on behalf of the Board of Directors of Infosys Limited

Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	U.B. Pravin Rao Chief Operating Officer and Whole-time Director

D. Sundaram Director	Nilanjan Roy Chief Financial Officer	A.G.S. Manikantha Company Secretary

Bengaluru
April 20, 2020

INDEPENDENT AUDITOR’S REPORT

TO THE BOARD OF DIRECTORS OF INFOSYS LIMITED

Report on the Audit of the Interim Consolidated Financial Statements

Opinion

We have audited the accompanying interim consolidated financial statements of INFOSYS LIMITED (the “Company”) and its subsidiaries (the Company and its subsidiaries together referred to as the “Group”), which comprise the Consolidated Balance Sheet as at March 31, 2020, the Consolidated Statement of Profit and Loss (including Other Comprehensive Income) for the three months and year ended on that date, the Consolidated Statement of Changes in Equity and the Consolidated Statement of Cash Flows for the year ended on that date, and a summary of the significant accounting policies and other explanatory information (hereinafter referred to as the “interim consolidated financial statements”).

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid interim consolidated financial statements give a true and fair view in conformity with Indian Accounting Standard 34 Interim Financial Reporting (“Ind AS 34”) prescribed under section 133 of the Companies Act, 2013 (the “Act’) and other accounting principles generally accepted in India, of the consolidated state of affairs of the Group as at March 31, 2020, the consolidated profit and consolidated total comprehensive income for the three months and year ended on that date, consolidated changes in equity and the consolidated cash flows for the year ended on that date.

Basis for Opinion

We conducted our audit of the consolidated financial statements in accordance with the Standards on Auditing (“SA”s) specified under section 143(10) of the Act. Our responsibilities under those Standards are further described in the Auditor’s Responsibility for the Audit of the Interim Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (“ICAI”) together with the ethical requirements that are relevant to our audit of the interim consolidated financial statements under the provisions of the Act and the Rules made thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion on the Interim Consolidated Financial Statements.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the interim consolidated financial statements of the current period. These matters were addressed in the context of our audit of the interim consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. We have determined the matters described below to be the key audit matters to be communicated in our report.

Sr. No.	Key Audit Matter	Auditor’s Response
1	Fixed price contracts using the percentage of completion method	Principal Audit Procedures

Fixed price maintenance revenue is recognized either on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or using percentage of completion method when the pattern of benefits from services rendered to the customer and Group’s costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive.

Revenue from other fixed-price, fixed-timeframe contracts, where the performance obligations are satisfied over time has been recognized using the percentage-of-completion method. Use of the percentage-of-completion method requires the Group to determine the actual efforts or costs expended to date as a proportion of the estimated total efforts or costs to be incurred. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. The estimation of total efforts or costs involves significant judgement and is assessed throughout the period of the contract to reflect any changes based on the latest available information. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

We identified the estimate of total efforts or efforts to complete fixed price contracts measured using the percentage of completion method as a key audit matter as the estimation of efforts or costs involves significant judgement throughout the period of the contract and is subject to revision as the contract progresses based on the latest available information. This estimate has a high inherent uncertainty and requires consideration of progress of the contract, efforts or costs incurred to-date and estimates of efforts or costs required to complete the remaining contract performance obligations over the lives of the contracts.

Refer Notes 1.5(a) and 2.16 to the consolidated financial statements.

Our audit procedures related to estimates of total expected costs or efforts to complete for fixed-price contracts included the following, among others:

We tested the effectiveness of controls relating to (1) recording of efforts or costs incurred and estimation of efforts or costs required to complete the remaining contract performance obligations and (2) access and application controls pertaining to time recording, allocation and budgeting systems which prevents unauthorised changes to recording of efforts incurred.

We selected a sample of fixed price contracts with customers accounted using percentage-of-completion method and performed the following:

•      Compared efforts or costs incurred with Group’s estimate of efforts or costs incurred to date to identify significant variations and evaluate whether those variations have been considered appropriately in estimating the remaining costs or efforts to complete the contract.

•      Tested the estimate for consistency with the status of delivery of milestones and customer acceptances and sign off from customers to identify possible delays in achieving milestones, which require changes in estimated costs or efforts to complete the remaining performance obligations.

2	Allowance for credit losses	Principal Audit Procedures

The Group determines the allowance for credit losses based on historical loss experience adjusted to reflect current and estimated future economic conditions. The Group considered current and anticipated future economic conditions relating to industries the Group deals with and the countries where it operates. In calculating expected credit loss, the Group has also considered credit reports and other related credit information for its customers to estimate the probability of default in future and has taken into account estimates of possible effect from the pandemic relating to COVID -19.

We identified allowance for credit losses as a key audit matter because the Group exercises significant judgment in calculating the expected credit losses.

Refer Notes 1.5(h), 2.7 and 2.10 to the consolidated financial statements.

Our audit procedures related to the allowance for credit losses for trade receivables and unbilled revenue included the following, among others:

We tested the effectiveness of controls over the (1) development of the methodology for the allowance for credit losses, including consideration of the current and estimated future economic conditions (2) completeness and accuracy of information used in the estimation of probability of default and (3) computation of the allowance for credit losses.

For a sample of customers:

We tested the input data such as credit reports and other credit related information used in estimating the probability of default by comparing them to external and internal sources of information.

We tested the mathematical accuracy and computation of the allowances by using the same input data used by the Group.

Emphasis of Matter

As more fully described in Note 2.22 to the interim consolidated financial statements, the Company is responding to inquiries from Indian regulatory authorities. The scope, duration or outcome of these matters are uncertain.

Our opinion is not modified in respect of this matter.

Management’s Responsibilities for the Interim Consolidated Financial Statements

The Company’s Board of Directors is responsible for the preparation and presentation of these interim consolidated financial statements that give a true and fair view of the consolidated financial position, consolidated financial performance, consolidated total comprehensive income, consolidated changes in equity and consolidated cash flows of the Group in accordance with the Ind AS 34 and other accounting principles generally accepted in India. The respective Boards of Directors of the companies included in the Group are responsible for maintenance of the adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Group and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the respective financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error which have been used for the purpose of preparation of the interim consolidated financial statements by the Directors of the Company, as aforesaid.

In preparing the interim consolidated financial statements, the respective Boards of Directors of the companies included in the Group are responsible for assessing the ability of the respective entities to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Boards of Directors either intend to liquidate their respective entities or to cease operations, or have no realistic alternative but to do so.

The respective Boards of Directors of the companies included in the Group are also responsible for overseeing the financial reporting process of the Group.

Auditor’s Responsibilities for the Audit of the Interim Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the interim consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these interim consolidated financial statements.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the interim consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal financial controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on effectiveness of such controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the interim consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the interim consolidated financial statements, including the disclosures, and whether the interim consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities within the Group to express an opinion on the interim consolidated financial statements. We are responsible for the direction, supervision and performance of the audit of the financial statements of such entities included in the interim consolidated financial statements of which we are independent auditors.

Materiality is the magnitude of misstatements in the interim consolidated financial statements that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the interim consolidated financial statements may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the interim consolidated financial statements.

We communicate with those charged with governance of the Company and such other entities included in the consolidated financial statements of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the interim consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

For Deloitte Haskins & Sells LLP

Chartered Accountants

(Firm’s Registration No. 117366W/W-100018)

Sanjiv V. Pilgaonkar

Place: Mumbai Date: April 20, 2020	Partner (Membership No: 039826) UDIN: 20039826AAAABW7631

INFOSYS LIMITED AND SUBSIDIARIES

Consolidated Financial Statements under Indian Accounting Standards (Ind AS) for the three months and year ended March 31, 2020

INFOSYS LIMITED AND SUBSIDIARIES

(In crore )

Consolidated Balance Sheets as at	Note No.	March 31, 2020	March 31, 2019
ASSETS
Non-current assets
Property, plant and equipment	2.2	12,435	11,479
Right-of-use assets	2.19	4,168	–
Capital work-in-progress		954	1,388
Goodwill	2.3.1 and 2.1	5,286	3,540
Other intangible assets	2.3.2	1,900	691
Financial assets:
Investments	2.4	4,137	4,634
Loans	2.5	21	19
Other financial assets	2.6	737	312
Deferred tax assets (net)	2.15	1,744	1,372
Income tax assets (net)	2.15	5,384	6,320
Other non-current assets	2.9	1,426	2,105
Total non-current assets		38,192	31,860
Current assets
Financial assets:
Investments	2.4	4,655	6,627
Trade receivables	2.7	18,487	14,827
Cash and cash equivalents	2.8	18,649	19,568
Loans	2.5	239	241
Other financial assets	2.6	5,457	5,505
Income tax assets (net)	2.15	7	423
Other Current assets	2.9	7,082	5,687
Total current assets		54,576	52,878
Total assets		92,768	84,738
EQUITY AND LIABILITIES
Equity
Equity share capital	2.11	2,122	2,170
Other equity		63,328	62,778
Total equity attributable to equity holders of the Company		65,450	64,948
Non-controlling interests		394	58
Total equity		65,844	65,006
Liabilities
Non-current liabilities
Financial Liabilities
Lease liabilities	2.19	4,014	–
Other financial liabilities	2.12	807	147
Deferred tax liabilities (net)	2.15	968	672
Other non-current liabilities	2.13	279	275
Total non-current liabilities		6,068	1,094
Current liabilities
Financial Liabilities
Trade payables		2,852	1,655
Lease liabilities	2.19	619	–
Other financial liabilities	2.12	10,481	10,452
Other current liabilities	2.13	4,842	4,388
Provisions	2.14	572	576
Income tax liabilities (net)	2.15	1,490	1,567
Total current liabilities		20,856	18,638
Total equity and liabilities		92,768	84,738

The accompanying notes form an integral part of the interim consolidated financial statements

As per our report of even date attached

forDeloitte Haskins & Sells LLP Chartered Accountants Firm’s Registration No 117366W/ W-100018	for and on behalf of the Board of Directors of Infosys Limited

Sanjiv V. Pilgaonkar Partner Membership No. 39826	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	U.B. Pravin Rao Chief Operating Officer and Whole-time Director

Bengaluru April 20, 2020	D. Sundaram Director	Nilanjan Roy Chief Financial Officer	A.G.S. Manikantha Company Secretary

INFOSYS LIMITED AND SUBSIDIARIES

(in crore, except equity share and per equity share data)

Consolidated Statement of Profit and Loss	Note No.	Three months ended March 31,		Year ended March 31,
		2020	2019	2020	2019
Revenue from operations	2.16	23,267	21,539	90,791	82,675
Other income, net	2.17	614	665	2,803	2,882
Total income		23,881	22,204	93,594	85,557
Expenses
Employee benefit expenses	2.18	12,916	12,074	50,887	45,315
Cost of technical sub-contractors		1,704	1,601	6,714	6,033
Travel expenses		667	603	2,710	2,433
Cost of software packages and others	2.18	755	689	2,703	2,553
Communication expenses		139	115	528	471
Consultancy and professional charges		339	376	1,326	1,324
Depreciation and amortisation expenses	2.2 and 2.3.2	749	531	2,893	2,011
Finance cost	2.19	45	–	170	–
Other expenses	2.18	1,071	932	3,656	3,655
Reduction in the fair value of Disposal Group held for sale	2.1.2	–	–	–	270
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale"	2.1.2	–	–	–	451
Total expenses		18,385	16,921	71,587	64,516
Profit before tax		5,496	5,283	22,007	21,041
Tax expense:
Current tax	2.15	1,335	1,193	5,775	5,727
Deferred tax	2.15	(174)	12	(407)	(96)
Profit for the period		4,335	4,078	16,639	15,410
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset. net	2.20 and 2.15	(21)	(3)	(180)	(22)
Equity instruments through other comprehensive income, net	2.4 and 2.15	(2)	1	(33)	70
		(23)	(2)	(213)	48
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedge, net	2.10 and 2.15	–	(15)	(36)	21
Exchange differences on translation of foreign operations		237	(70)	378	63
Fair value changes on investments, net	2.4 and 2.15	15	25	22	2
		252	(60)	364	86
Total other comprehensive income /(loss), net of tax		229	(62)	151	134
Total comprehensive income for the period		4,564	4,016	16,790	15,544
Profit attributable to:
Owners of the Company		4,321	4,074	16,594	15,404
Non-controlling interests		14	4	45	6
		4,335	4,078	16,639	15,410
Total comprehensive income attributable to:
Owners of the Company		4,545	4,012	16,732	15,538
Non-controlling interests		19	4	58	6
		4,564	4,016	16,790	15,544
Earnings per Equity share
Equity shares of par value 5/- each
Basic ()		10.19	9.37	38.97	35.44
Diluted ()		10.18	9.36	38.91	35.38
Weighted average equity shares used in computing earnings per equity share	2.21
Basic		4,240,181,854	4,347,129,592	4,257,754,522	4,347,130,157
Diluted		4,245,981,386	4,353,023,863	4,265,144,228	4,353,420,772

The accompanying notes form an integral part of the interim consolidated financial statements

As per our report of even date attached

forDeloitte Haskins & Sells LLP Chartered Accountants Firm’s Registration No 117366W/ W-100018	for and on behalf of the Board of Directors of Infosys Limited

Sanjiv V. Pilgaonkar Partner Membership No. 39826	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	U.B. Pravin Rao Chief Operating Officer and Whole-time Director

Bengaluru April 20, 2020	D. Sundaram Director	Nilanjan Roy Chief Financial Officer	A.G.S. Manikantha Company Secretary

INFOSYS LIMITED AND SUBSIDIARIES

Consolidated Statement of Changes in Equity

(In crore )

Particulars		OTHER EQUITY
		RESERVES & SURPLUS								Other comprehensive income
	Equity Share capital(1)	Securities Premium	Retained earnings	Capital reserve	General reserve	Share Options Outstanding Account	Special Economic Zone Re-investment reserve(2)	Other reserves(3)	Capital redemption reserve	Equity instruments through other comprehensive income	Exchange differences on translating the financial statements of a foreign operation	Effective portion of Cash Flow Hedges	Other items of other comprehensive income / (loss)	Total equity attributable to equity holders of the Company
Balance as at April 1, 2018	1,088	36	58,477	54	2,725	130	1,583	5	56	2	779	–	(12)	64,923
Changes in equity for the year ended March 31, 2019
Profit for the period	–	–	15,404	–	–	–	–	–	–	–	–	–	–	15,404
Remeasurement of the net defined benefit liability/asset* (refer note no. 2.20.1 and 2.15)	–	–	–	–	–	–	–	–	–	–	–	–	(22)	(22)
Equity instruments through other comprehensive income* (refer to note no.2.4)	–	–	–	–	–	–	–	–	–	70	–	–	–	70
Fair value changes on derivatives designated as cash flow hedge*(refer note no. 2.10)	–	–	–	–	–	–	–	–	–	–	–	21	–	21
Exchange differences on translation of foreign operations	–	–	–	–	–	–	–	–	–	–	63	–	–	63
Fair value changes on investments* (refer to note no.2.4)	–	–	–	–	–	–	–	–	–	–	–	–	2	2
Total Comprehensive income for the period	–	–	15,404	–	–	–	–	–	–	70	63	21	(20)	15,538
Share based payments to employees (Refer to note 2.11)	–	–	–	–	–	197	–	–	–	–	–	–	–	197
Dividends (including dividend distribution tax)	–	–	(13,712)	–	–	–	–	–	–	–	–	–	–	(13,712)
Buyback of equity shares (Refer to note 2.11 & 2.12)	(6)	–	–	–	(1,994)	–	–	–	–	–	–	–	–	(2,000)
Non-controlling interests on acquisition of subsidiary (refer to note no.2.11)	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Exercise of stock options (refer to note no 2.11)	–	99	–	–	–	(99)	–	–	–	–	–	–	–	–
Transfer on account of options not exercised	–	–	–	–	1	(1)	–	–	–	–	–	–	–	–
Income tax benefit arising on exercise of stock options	–	8	–	–	–	–	–	–	–	–	–	–	–	8
Transfer to general reserve	–	–	(1,615)	–	1,615	–	–	–	–	–	–	–	–	–
Amount transferred to other reserves	–	–	(1)	–	–	–	–	1	–	–	–	–	–	–
Amount transferred to capital redemption reserve upon buyback (refer to note no. 2.11)	–	–	–	–	(5)	–	–	–	5	–	–	–	–	–
Shares issued on exercise of employee stock options - after bonus issue (Refer to note 2.11)	–	6	–	–	–	–	–	–	–	–	–	–	–	6
Transaction costs related to buyback* (refer to note no.2.11 )	–	–	–	–	(12)	–	–	–	–	–	–	–	–	(12)
Transferred to Special Economic Zone Re-investment reserve	–	–	(2,417)	–	–	–	2,417	–	–	–	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve on utilization	–	–	1,430	–	–	–	(1,430)	–	–	–	–	–	–	–
Increase in Equity share capital on account of bonus issue (refer to note no 2.11)	1,088	–	–	–	–	–	–	–	–	–	–	–	–	1,088
Amounts utilized for bonus issue (Refer to note 2.11)	–	–	–	–	(1,088)	–	–	–	–	–	–	–	–	(1,088)
Balance as at March 31, 2019	2,170	149	57,566	54	1,242	227	2,570	6	61	72	842	21	(32)	64,948

Consolidated Statement of Changes in Equity (contd.)

(In crore)

Particulars		OTHER EQUITY
		RESERVES & SURPLUS								Other comprehensive income
	Equity Share capital (1)	Securities Premium	Retained earnings	Capital reserve	General reserve	Share Options Outstanding Account	Special Economic Zone Re-investment reserve(2)	Other reserves(3)	Capital redemption reserve	Equity instruments through Other comprehensive income	Exchange differences on translating the financial statements of a foreign operation	Effective portion of Cash Flow Hedges	Other items of other comprehensive income / (loss)	Total equity attributable to equity holders of the Company
Balance as at April 1, 2019	2,170	149	57,566	54	1,242	227	2,570	6	61	72	842	21	(32)	64,948
Impact on account of adoption of Ind AS 116 (Refer to note 2.19)*	–	–	(40)	–	–	–	–	–	–	–	–	–	–	(40)
	2,170	149	57,526	54	1,242	227	2,570	6	61	72	842	21	(32)	64,908
Changes in equity for the year ended March 31, 2020
Profit for the period	–	–	16,594	–	–	–	–	–	–	–	–	–	–	16,594
Remeasurement of the net defined benefit liability/asset* (refer note no. 2.20.1 and 2.15)	–	–	–	–	–	–	–	–	–	–	–	–	(180)	(180)
Equity instruments through other comprehensive income* (refer to note no.2.4)	–	–	–	–	–	–	–	–	–	(33)	–	–	–	(33)
Fair value changes on derivatives designated as cash flow hedge* (refer note no. 2.10)	–	–	–	–	–	–	–	–	–	–	–	(36)	–	(36)
Exchange differences on translation of foreign operations	–	–	–	–	–	–	–	–	–	–	365	–	–	365
Fair value changes on investments* (refer to note no.2.4)	–	–	–	–	–	–	–	–	–	–	–	–	22	22
Total Comprehensive income for the period	–	–	16,594	–	–	–	–	–	–	(33)	365	(36)	(158)	16,732
Shares issued on exercise of employee stock options (Refer to note 2.11)	1	5	–	–	–	–	–	–	–	–	–	–	–	6
Buyback of equity shares (Refer to note 2.11 & 2.12)	(49)	–	(4,717)	–	(1,494)	–	–	–	–	–	–	–	–	(6,260)
Transaction costs relating to buyback * (Refer to note 2.11)	–	–	–	–	(11)	–	–	–	–	–	–	–	–	(11)
Amount transferred to capital redemption reserve upon buyback ( Refer to note 2.11)	–	–	–	–	(50)	–	–	–	50	–	–	–	–	–
Employee stock compensation expense (refer to note 2.11)	–	–	–	–	–	238	–	–	–	–	–	–	–	238
Exercise of stock options (refer to note no. 2.11)	–	119	–	–	–	(119)	–	–	–	–	–	–	–	–
Transfer on account of options not exercised	–	–	–	–	1	(1)	–	–	–	–	–	–	–	–
Effect of modification of equity settled share based payment awards to cash settled awards (Refer to note 2.11)	–	–	(9)	–	–	(48)	–	–	–	–	–	–	–	(57)
Income tax benefit arising on exercise of stock options	–	9	–	–	–	–	–	–	–	–	–	–	–	9
Financial liability under option arrangements (refer to note 2.1)	–	–	(598)	–	–	–	–	–	–	–	–	–	–	(598)
Dividends paid to non controlling interest of subsidiary	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Dividends (including dividend distribution tax)	–	–	(9,517)	–	–	–	–	–	–	–	–	–	–	(9,517)
Non–controlling interests on acquisition of subsidiary (refer to note no.2.11)	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Transfer to general reserve	–	–	(1,470)	–	1,470	–	–	–	–	–	–	–	–	–
Transferred to Special Economic Zone Re-investment reserve	–	–	(2,580)	–	–	–	2,580	–	–	–	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve on utilization	–	–	1,080	–	–	–	(1,080)	–	–	–	–	–	–	–
Balance as at March 31, 2020	2,122	282	56,309	54	1,158	297	4,070	6	111	39	1,207	(15)	(190)	65,450

* Net of tax

2 (1) - - (1) 1 1 (0) (1) - 0 - 0 -

(1)	Net of treasury shares

(2)

The Special Economic Zone Re-investment Reserve has been created out of the profit of eligible SEZ units in terms of the provisions of Sec 10AA(1)(ii) of Income Tax Act,1961. The reserve should be utilized by the Group for acquiring new plant and machinery for the purpose of its business in the terms of the Sec 10AA(2) of the Income Tax Act, 1961.

(3)	Under the Swiss Code of Obligation, few subsidiaries of Infosys Lodestone are required to appropriate a certain percentage of the annual profit to legal reserve which may be used only to cover losses or for measures designed to sustain the Company through difficult times, to prevent unemployment or to mitigate its consequences.

The accompanying notes form an integral part of the interim consolidated financial statements.

As per our report of even date attached

forDeloitte Haskins & Sells LLP Chartered Accountants Firm’s Registration No 117366W/ W-100018	for and on behalf of the Board of Directors of Infosys Limited

Sanjiv V. Pilgaonkar Partner Membership No. 39826	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	U.B. Pravin Rao Chief Operating Officer and Whole-time Director

Bengaluru April 20, 2020	D. Sundaram Director	Nilanjan Roy Chief Financial Officer	A.G.S. Manikantha Company Secretary

INFOSYS LIMITED AND SUBSIDIARIES

Consolidated Statement of Cash Flows

Accounting policy

Cash flows are reported using the indirect method, whereby profit for the period is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Group are segregated. The Group considers all highly liquid investments that are readily convertible to known amounts of cash to be cash equivalents.

(In crore)

Particulars	Note No.	Year ended March 31,
		2020	2019
Cash flow from operating activities
Profit for the period		16,639	15,410
Adjustments to reconcile net profit to net cash provided by operating activities:
Income tax expense	2.15	5,368	5,631
Depreciation and amortization	2.2 ,2.3.2 & 2.19	2,893	2,011
Interest and dividend income	2.17	(1,613)	(2,052)
Finance cost	2.19	170	–
Impairment loss recognized / (reversed) under expected credit loss model		161	239
Exchange differences on translation of assets and liabilities		184	66
Reduction in the fair value of Disposal Group held for sale	2.1.2	–	270
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale"	2.1.2	–	451
Stock compensation expense	2.11	249	202
Other adjustments		(131)	(102)
Changes in assets and liabilities
Trade receivables and unbilled revenue		(3,861)	(2,881)
Loans, other financial assets and other assets		76	(700)
Trade payables		(373)	916
Other financial liabilities, other liabilities and provisions		1,791	2,212
Cash generated from operations		21,553	21,673
Income taxes paid		(4,550)	(6,832)
Net cash generated by operating activities		17,003	14,841
Cash flows from investing activities
Expenditure on property, plant and equipment		(3,307)	(2,445)
Loans to employees		–	14
Deposits placed with corporation		(108)	(24)
Interest and dividend received		1,929	1,557
Payment towards acquisition of business, net of cash acquired		(1,860)	(550)
Payment of contingent consideration pertaining to acquisition of business		(6)	(18)
Advance payment towards acquisition of business		–	(206)
Redemption of escrow pertaining to Buyback	2.6	257	(257)
Other receipts		46	–
Payments to acquire Investments
Preference, equity securities and others		(41)	(21)
Tax free bonds and government bonds		(19)	(17)
Liquid mutual funds and fixed maturity plan securities		(34,839)	(78,355)
Non convertible debentures		(993)	(160)
Certificates of deposit		(1,114)	(2,393)
Government securities		(1,561)	(838)
Commercial paper		–	(491)
Others		(29)	(19)
Proceeds on sale of financial assets
Tax free bonds and government bonds		87	1
Non-convertible debentures		1,888	738
Government securities		1,674	123
Commercial paper		500	300
Certificates of deposit		2,545	5,540
Liquid mutual funds and fixed maturity plan securities		34,685	76,821
Preference and equity securities		27	115
Others		–	10
Net cash used in investing activities		(239)	(575)
Cash flows from financing activities:
Payment of lease liabilities	2.19	(571)	–
Payment of dividends (including dividend distribution tax)		(9,515)	(13,705)
Payment of dividend to non-controlling interest of subsidiary		(33)	–
Shares issued on exercise of employee stock options		6	6
Buyback of equity shares including transaction cost		(7,478)	(813)
Net cash used in financing activities		(17,591)	(14,512)
Net increase / (decrease) in cash and cash equivalents		(827)	(246)
Cash and cash equivalents at the beginning of the period	2.8	19,568	19,871
Effect of exchange rate changes on cash and cash equivalents		(92)	(57)
Cash and cash equivalents at the end of the period	2.8	18,649	19,568
Supplementary information:
Restricted cash balance	2.8	396	358

The accompanying notes form an integral part of the interim consolidated financial statements

As per our report of even date attached

forDeloitte Haskins & Sells LLP Chartered Accountants Firm’s Registration No 117366W/ W-100018	for and on behalf of the Board of Directors of Infosys Limited

Sanjiv V. Pilgaonkar Partner Membership No. 39826	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	U.B. Pravin Rao Chief Operating Officer and Whole-time Director

Bengaluru April 20, 2020	D. Sundaram Director	Nilanjan Roy Chief Financial Officer	A.G.S. Manikantha Company Secretary

INFOSYS LIMITED AND SUBSIDIARIES

Notes to the interim consolidated financial statements

1. Overview

1.1 Company overview

Infosys Limited ('the Company' or Infosys) is a leading provider of consulting, technology, outsourcing and next-generation digital services, enabling clients to execute strategies for their digital transformation. Infosys strategic objective is to build a sustainable organization that remains relevant to the agenda of clients, while creating growth opportunities for employees and generating profitable returns for investors. Infosys strategy is to be a navigator for our clients as they ideate, plan and execute on their journey to a digital future.

Infosys together with its subsidiaries and controlled trusts is hereinafter referred to as 'the Group'.

The Company is a public limited company incorporated and domiciled in India and has its registered office at Electronics city, Hosur Road, Bengaluru 560100, Karnataka, India. The Company has its primary listings on the BSE Ltd. and National Stock Exchange of India Limited. The Company’s American Depositary Shares (ADS) representing equity shares are listed on the New York Stock Exchange (NYSE).

The Group's consolidated financial statements are approved for issue by the Company's Board of Directors on April 20, 2020.

1.2 Basis of preparation of financial statements

These consolidated financial statements are prepared in accordance with Indian Accounting Standards (Ind AS), under the historical cost convention on the accrual basis except for certain financial instruments which are measured at fair values, the provisions of the Companies Act, 2013 ('the Act') (to the extent notified) and guidelines issued by the Securities and Exchange Board of India (SEBI). The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules issued thereafter.

Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

As the quarter and year figures are taken from the source and rounded to the nearest digits, the quarter figures in this statement added up to the figures reported for the previous quarters might not always add up to the year figures reported in this statement.

1.3 Basis of consolidation

Infosys consolidates entities which it owns or controls. The interim consolidated financial statements comprise the financial statements of the Company, its controlled trusts and its subsidiaries, as disclosed in Note no. 2.23. Control exists when the parent has power over the entity, is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns by using its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity's returns. Subsidiaries are consolidated from the date control commences until the date control ceases.

The financial statements of the Group Companies are consolidated on a line-by-line basis and intra-group balances and transactions including unrealized gain / loss from such transactions are eliminated upon consolidation. These financial statements are prepared by applying uniform accounting policies in use at the Group. Non-controlling interests which represent part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the Company, are excluded.

1.4 Use of estimates and judgements

The preparation of the financial statements in conformity with Ind AS requires the management to make estimates, judgements and assumptions. These estimates, judgements and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Application of accounting policies that require critical accounting estimates involving complex and subjective judgements and the use of assumptions in these financial statements have been disclosed in Note no. 1.5. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the interim consolidated financial statements.

Estimation of uncertainties relating to the global health pandemic from COVID-19 (COVID-19):

The Group has considered the possible effects that may result from the pandemic relating to COVID-19 on the carrying amounts of receivables, unbilled revenues , goodwill and intangible assets. In developing the assumptions relating to the possible future uncertainties in the global economic conditions because of this pandemic, the Group, as at the date of approval of these financial statements has used internal and external sources of information including credit reports and related information, economic forecasts and consensus estimates from market sources on the expected future performance of the Group. The Group has performed sensitivity analysis on the assumptions used and based on current estimates expects the carrying amount of these assets will be recovered. The impact of COVID-19 on the Group's financial statements may differ from that estimated as at the date of approval of these consolidated financial statements.

1.5 Critical accounting estimates and judgments

a. Revenue recognition

The Group’s contracts with customers include promises to transfer multiple products and services to a customer. Revenues from customer contracts are considered for recognition and measurement when the contract has been approved, in writing, by the parties to the contract, the parties to contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. The Group assesses the services promised in a contract and identifies distinct performance obligations in the contract. Identification of distinct performance obligations to determine the deliverables and the ability of the customer to benefit independently from such deliverables, and allocation of transaction price to these distinct performance obligations involves significant judgement.

Fixed price maintenance revenue is recognized ratably on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period. Revenue from fixed price maintenance contract is recognized ratably using a percentage of completion method when the pattern of benefits from the services rendered to the customer and Group’s costs to fulfil the contract is not even through the period of the contract because the services are generally discrete in nature and not repetitive. The use of method to recognize the maintenance revenues requires judgment and is based on the promises in the contract and nature of the deliverables.

The Group uses the percentage-of-completion method in accounting for other fixed-price contracts. Use of the percentage-of-completion method requires the Group to determine the actual efforts or costs expended to date as a proportion of the estimated total efforts or costs to be incurred. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. The estimation of total efforts or costs involves significant judgement and is assessed throughout the period of the contract to reflect any changes based on the latest available information.

Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

b. Income taxes

The Company's two major tax jurisdictions are India and the U.S., though the Company also files tax returns in other overseas jurisdictions.Significant judgements are involved in determining the provision for income taxes, including amount expected to be paid/recovered for uncertain tax positions. Also refer to Note no. 2.15 and 2.22

In assessing the realizability of deferred income tax assets, management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes that the group will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

c. Business combinations and intangible assets

Business combinations are accounted for using Ind AS 103, Business Combinations. Ind AS 103 requires the identifiable intangible assets and contingent consideration to be fair valued in order to ascertain the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. Estimates are required to be made in determining the value of contingent consideration, value of option arrangements and intangible assets. These valuations are conducted by independent valuation experts. These measurements are based on information available at the acquisition date and are based on expectations and assumptions that have been deemed reasonable by management (Refer to Note no 2.1 and 2.3.2).

d. Property, plant and equipment

Property, plant and equipment represent a significant proportion of the asset base of the Group. The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The useful lives and residual values of Group's assets are determined by management at the time the asset is acquired and reviewed periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology (Refer to Note no 2.2).

e. Impairment of Goodwill

Goodwill is tested for impairment on an annual basis and whenever there is an indication that the recoverable amount of a cash generating unit (CGUs) is less than its carrying amount. For the impairment test, goodwill is allocated to the CGU or groups of CGUs which benefit from the synergies of the acquisition and which represent the lowest level at which goodwill is monitored for internal management purposes. The recoverable amount of CGUs is determined based on higher of value-in-use and fair value less cost to sell. Key assumptions in the cash flow projections are prepared based on current economic conditions and comprises estimated long term growth rates, weighted average cost of capital and estimated operating margins. (Refer to Note no 2.3.1)

f. Non-current assets and Disposal Group held for sale

Assets and liabilities of Disposal Groups held for sale are measured at the lower of carrying amount and fair value less costs to sell. The determination of fair value less costs to sell includes use of management estimates and assumptions. The fair value of the Disposal Groups have been estimated using valuation techniques including income and market approach which includes unobservable inputs. Non-current assets and Disposal Group that ceases to be classified as held for sale shall be measured at the lower of carrying amount before the Non-current asset and Disposal Group was classified as held for sale adjusted for any depreciation/ amortization and its recoverable amount at the date when the Disposal Group no longer meets the " Held for sale" criteria. Recoverable amounts of assets reclassified from held for sale have been estimated using management’s assumptions which consist of significant unobservable inputs (Refer to Note no 2.1.2).

g. Leases

Ind AS 116 requires lessees to determine the lease term as the non-cancellable period of a lease adjusted with any option to extend or terminate the lease, if the use of such option is reasonably certain. The Group makes an assessment on the expected lease term on a lease-by-lease basis and thereby assesses whether it is reasonably certain that any options to extend or terminate the contract will be exercised. In evaluating the lease term, the Company considers factors such as any significant leasehold improvements undertaken over the lease term, costs relating to the termination of the lease and the importance of the underlying asset to Infosys’s operations taking into account the location of the underlying asset and the availability of suitable alternatives. The lease term in future periods is reassessed to ensure that the lease term reflects the current economic circumstances. After considering current and future economic conditions, the Group has concluded that no changes are required to lease period relating to the existing lease contracts. (Refer to Note no. 2.19)

h. Loss allowance for receivables and unbilled revenues

The Group determines the allowance for credit losses based on historical loss experience adjusted to reflect current and estimated future economic conditions. The Group considered current and anticipated future economic conditions relating to industries the Group deals with and the countries where it operates. In calculating expected credit loss, the Group has also considered credit reports and other related credit information for its customers to estimate the probability of default in future and has taken into account estimates of possible effect from the pandemic relating to COVID -19.

2.1 BUSINESS COMBINATIONS AND DISPOSAL GROUP HELD FOR SALE

2.1.1 Business combinations

Accounting policy

Business combinations have been accounted for using the acquisition method under the provisions of Ind AS 103, Business Combinations.

The cost of an acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of acquisition, which is the date on which control is transferred to the Group. The cost of acquisition also includes the fair value of any contingent consideration. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition. Contingent consideration is remeasured at fair value at each reporting date and changes in the fair value of the contingent consideration are recognized in the Statement of Profit and Loss.

The interest of non-controlling shareholders is initially measured either at fair value or at the non-controlling interests’ proportionate share of the acquiree’s identifiable net assets. The choice of measurement basis is made on an acquisition-by-acquisition basis. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in equity of subsidiaries.The payments related to options issued by the Group over the non-controlling interests in its subsidiaries are accounted as financial liabilities and initially recognized at the estimated present value of gross obligations. Such options are subsequently measured at fair value in order to reflect the amount payable under the option at the date at which it becomes exercisable. In the event that the option expires unexercised, the liability is derecognised.

Business combinations between entities under common control is accounted for at carrying value of the assets and liabilities in the Group's consolidated financial statements.

Transaction costs that the Group incurs in connection with a business combination such as finder’s fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred.

Wongdoody Holding Company Inc

On May 22, 2018, Infosys acquired 100% of the voting interests in WongDoody Holding Company Inc., (WongDoody) an US-based, full-service creative and consumer insights agency. The business acquisition was conducted by entering into a share purchase agreement for a total consideration of up to $75 million (approximately 514 crore on acquisition date), which includes a cash consideration of $38 million (approximately 261 crore), contingent consideration of up to $28 million (approximately 192 crore on acquisition date) and an additional consideration of up to $9 million (approximately 61 crore on acquisition date), referred to as retention bonus, payable to the employees of WongDoody over the next three years, subject to their continuous employment with the group. Retention bonus is recognized in employee benefit expenses in the Statement of Profit and Loss over the period of service.

WongDoody, brings to Infosys the creative talent and marketing and brand engagement expertise. Further the acquisition is expected to strengthen Infosys’ creative, branding and customer experience capabilities to bring innovative thinking, talent and creativity to clients.

The purchase price has been allocated based on management’s estimates and independent appraisal of fair values as follows:

(in crore)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net assets(*)	37	–	37
Intangible assets - customer relationships	–	132	132
Intangible assets - trade name	–	8	8
	37	140	177
Goodwill			173
Total purchase price			350

* Includes cash and cash equivalents acquired of 51 crore.

Goodwill is tax deductible

The fair value of each major class of consideration as at the acquisition date is as follows:

(in crore)

Component	Consideration settled
Cash consideration	261
Fair value of contingent consideration	89
Total purchase price	350

The gross amount of trade receivables acquired and its fair value is 12 crore and the amount has been fully collected.

The payment of contingent consideration to sellers of WongDoody is dependent upon the achievement of certain financial targets by WongDoody. At the acquisition date, the key inputs used in determination of the fair value of contingent consideration are the discount rate of 16% and the probabilities of achievement of the financial targets. The undiscounted value of contingent consideration as at March 31, 2020 is $19 million (145 crore).

The transaction costs of 3 crore related to the acquisition have been included in the statement of Profit and Loss for the year ended March 31, 2019.

Infosys Compaz Pte Limited (formerly Trusted Source Pte Ltd)INFOSYS COMPAZ PTE. LTD

On November 16, 2018, Infosys Consulting Pte Limited (a wholly owned subsidiary of Infosys Limited) acquired 60% stake in Infosys Compaz Pte. Ltd, a Singapore based IT services company. The business acquisition was conducted by entering into a share purchase agreement for a total consideration of up to SGD 17 million (approximately 91 crore on acquisition date), which includes a cash consideration of SGD 10 million (approximately 54 crore) and a contingent consideration of up to SGD 7 million (approximately 37 crore on acquisition date).

The purchase price has been allocated based on management’s estimates and independent appraisal of fair values as follows:

(in crore)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net assets(*)	92	–	92
Intangible assets - Customer contracts and relationships	–	44	44
Deferred tax liabilities on intangible assets	–	(7)	(7)
	92	37	129
Non-controlling interests			(51)
Total purchase price			78

* Includes cash and cash equivalents acquired of 65 crore.

The fair value of each major class of consideration as at the acquisition date is as follows:

(in crore)

Component	Consideration settled
Cash consideration	54
Fair value of contingent consideration	24
Total purchase price	78

The gross amount of trade receivables acquired and its fair value is 50 crore and the amount has been substantially collected.

The payment of contingent consideration to sellers of Infosys Compaz Pte. Ltd is dependent upon the achievement of certain revenue targets by Infosys Compaz Pte. Ltd. At the acquisition date, the key inputs used in determination of the fair value of contingent consideration are the discount rate of 9% and the probabilities of achievement of the financial targets. The undiscounted value of contingent consideration as at March 31, 2020 is SGD 7 million (37 crore).

The transaction costs of 3 crore related to the acquisition have been included in the statement of Profit and Loss for the year ended March 31, 2019.

Fluido Oy

On October 11, 2018, Infosys Consulting Pte Limited (a wholly owned subsidiary of Infosys Limited) acquired 100% of voting interests in Fluido Oy (Fluido), a Nordic-based salesforce advisor and consulting partner in cloud consulting, implementation and training services for a total consideration of upto Euro 65 million (approximately 560 crore), comprising of cash consideration of Euro 45 million (approximately 388 crore), contingent consideration of upto Euro 12 million (approximately 103 crore) and retention payouts of upto Euro 8 million (approximately 69 crore), payable to the employees of Fluido over the next three years, subject to their continuous employment with the group.

Fluido brings to Infosys the Salesforce expertise, alongside an agile delivery process that simplifies and scales digital efforts across channels and touchpoints. Further, Fluido strengthens Infosys’ presence across the Nordics region with developed assets and client relationships. The excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill.

The purchase price has been allocated based on management’s estimates and independent appraisal of fair values as follows:

(in crore)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net assets(*)	12	–	12
Intangible assets - Customer contracts and relationships	–	158	158
Intangible assets - Salesforce Relationships	–	62	62
Intangible assets - Brand	–	28	28
Deferred tax liabilities on intangible assets	–	(52)	(52)
	12	196	208
Goodwill			240
Total purchase price			448

* Includes cash and cash equivalents acquired of 28 crore.

Goodwill is not tax deductible

The fair value of each major class of consideration as of the acquisition date is as follows:

(in crore)

Component	Consideration settled
Cash consideration	388
Fair value of contingent consideration	60
Total purchase price	448

The gross amount of trade receivables acquired and its fair value is 27 crore and the amount has been fully collected.

The payment of contingent consideration to sellers of Fluido is dependent upon the achievement of certain financial targets by Fluido. At the acquisition date, the key inputs used in determination of the fair value of contingent consideration are the discount rate of 16% and the probabilities of achievement of the financial targets. The undiscounted value of contingent consideration as at March 31, 2020 was EUR 9 million (73 crore).

The transaction costs of 5 crore related to the acquisition have been included in the Consolidated Statement of Profit and Loss for the year ended March 31, 2019.

HIPUS Co., Ltd (formerly, Hitachi Procurement Service Co. Ltd)

On April 1, 2019, Infosys Consulting Pte Limited (a wholly owned subsidiary of Infosys Limited) acquired 81% of voting interests in HIPUS Co., Limited, a wholly owned subsidiary of Hitachi Ltd, Japan for a total cash consideration of JPY 3.29 billion (approximately 206 crore). The company has recorded a financial liability for the estimated present value of its gross obligation to purchase the Non-controlling interest as of the acquisition date in accordance with the share purchase agreement with a corresponding adjustment to equity (refer to note 2.12).

HIPUS handles indirect materials purchasing functions for the Hitachi Group. The entity is expected to provide end-to-end procurement capabilities, through its procurement function expertise, localized team and BPM networks in Japan. The excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill.

The purchase price has been allocated based on management’s estimates and independent appraisal of fair values as follows:

(in crore)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net assets(*)	41	–	41
Intangible assets - Customer contracts and relationships	–	116	116
Deferred tax liabilities on intangible assets	–	(36)	(36)
	41	80	121
Goodwill			108
Less: Non-controlling Interest			(23)
Total purchase price			206

* Includes cash and cash equivalents acquired of 179 crore.

Goodwill is not tax deductible

The gross amount of trade receivables acquired and its fair value is 1,400 crore and the amount has been fully collected. Trade payables as on the acquisition date amounted to 1,508 crore.

The transaction costs of 8 crore related to the acquisition have been included under administrative expenses in the statement of Profit and Loss for the year ended March 31, 2019.

Stater N.V.

On May 23, 2019, Infosys Consulting Pte Limited (a wholly owned subsidiary of Infosys Limited) acquired 75% of voting interests in Stater N.V (Stater), a wholly-owned subsidiary of ABN AMRO Bank N.V., Netherland, for a total cash consideration of Euro 154 million (approximately 1,195 crore). The company has recorded a financial liability for the estimated present value of its gross obligation to purchase the Non-controlling interest as of the acquisition date in accordance with the share purchase agreement with a corresponding adjustment to equity (refer to note 2.12) Stater brings European mortgage expertise and a robust digital platform to drive superior customer experience. The excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill.

The purchase price has been allocated based on management’s estimates and independent appraisal of fair values as follows:

(in crore)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net assets(*)	541	–	541
Intangible assets - Customer contracts and relationships	–	549	549
Intangible assets - Technology	–	110	110
Intangible assets - Brand	–	24	24
Deferred tax liabilities on intangible assets	–	(140)	(140)
	541	543	1,084
Goodwill			399
Less: Non controlling interest			(288)
Total purchase price			1,195

* Includes cash and cash equivalents acquired of 505 crore.

Goodwill is not tax deductible

The gross amount of trade receivables acquired and its fair value is 78 crore and the amount is substantially collected.

The transaction costs of 5 crore related to the acquisition have been included under administrative expenses in the statement of Profit and Loss for the year ended March 31, 2020.

Outbox systems Inc. dba Simplus

On March 13, 2020, Infosys Nova Holdings LLC (a wholly owned subsidiary of Infosys Limited) acquired 100% of voting interests in Outbox systems Inc. dba Simplus , a US based sales force advisor and consulting partner in cloud consulting, implementation and training services for a total consideration of up to $250 million (approximately 71,892 crore), comprising of cash consideration of $180 million (approximately 71,362 crore), contingent consideration of up to $20 million (approximately 7151 crore), additional performance bonus and retention payouts of upto $50 million (approximately 7378 crore) payable to the employees of Simplus over the next three years, subject to their continuous employment with the group and meeting certain targets. Performance and retention bonus is recognized in employee benefit expenses in the statement of Profit and Loss over the period of service.

Simplus brings to Infosys globally recognized Salesforce expertise, industry knowledge, solution assets, deep ecosystem relationships and a broad clientele, across a variety of industries. The excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill. Goodwill includes the value expected from addition of new customers and estimated synergies which does not qualify as an intangible asset.

The purchase price has been allocated based on management’s estimates and independent appraisal of fair values as follows:

(in crore)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net assets(*)	22	–	22
Intangible assets - Customer contracts and relationships	–	152	152
Intangible assets - Salesforce Relationships	–	325	325
Intangible assets - Brand	–	111	111
Deferred tax liabilities on intangible assets	–	(152)	(152)
	22	436	458
Goodwill			983
Total purchase price			1,441

* Includes cash and cash equivalents acquired of 7 crore.

Goodwill is not tax deductible.

The fair value of each major class of consideration as of the acquisition date is as follows:

(in crore)

Component	Consideration settled
Cash consideration	1,357
Fair value of contingent consideration	84
Total purchase price	1,441

The gross amount of trade receivables acquired and its fair value is approximately 73 crore and the amount is recoverable

The payment of contingent consideration to sellers of Simplus is dependent upon the achievement of certain financial targets by Simplus. At the acquisition date, the key inputs used in determination of the fair value of contingent consideration are the discount rate of 10.5% and the probabilities of achievement of the financial targets. The undiscounted value of contingent consideration as of March 31, 2020 was $13 million (approximately 97 crore).

The transaction costs of 6 crore related to the acquisition have been included under administrative expenses in the statement of profit and loss for the year ended March 31, 2020.

Proposed transfer

On October 11, 2019, the Board of Directors of Infosys authorized the Company to execute a Business Transfer Agreement and related documents with its wholly owned subsidiaries, Kallidus Inc and Skava Systems Private Limited (together referred to as Skava), to transfer the business of Skava to Infosys Limited, subject to securing the requisite regulatory approvals for a consideration based on an independent valuation. The transfer between entities under common control would be accounted for at carrying value and would not have any impact on the consolidated financial statements.

2.1.2. Disposal group held for sale

Accounting policy

Non-current assets and Disposal Group are classified as held for sale if their carrying amount is intended to be recovered principally through sale rather than through continuing use. The condition for classification of held for sale is met when the non-current asset or the Disposal Group is available for immediate sale and the same is highly probable of being completed within one year from the date of classification as held for sale. Non-current assets and Disposal Group held for sale are measured at the lower of carrying amount and fair value less cost to sell. Non-current assets and Disposal Group that ceases to be classified as held for sale shall be measured at the lower of carrying amount before the non-current asset and Disposal Group was classified as held for sale adjusted for any depreciation/ amortization and its recoverable amount at the date when the Disposal Group no longer meets the "Held for sale" criteria.

During the year ended March 2018, the Company had initiated identification and evaluation of potential buyers for its subsidiaries, Kallidus and Skava (together referred to as "Skava”) and Panaya, collectively referred to as the “Disposal Group”. The Disposal Group was classified and presented separately as “held for sale” and was carried at the lower of carrying value and fair value. During the year ended March 31, 2019, on remeasurement, including consideration of progress in negotiations on offers from prospective buyers for Panaya, the Company has recorded a reduction in the fair value of Disposal Group held for sale amounting to 270 crore in respect of Panaya.

Further, based on evaluation of proposals received and progress of negotiations with potential buyers, the Company concluded that the Disposal Group does not meet the criteria for “Held for Sale’ classification because it is no longer highly probable that sale would be consummated by March 31, 2019 ( twelve months from date of initial classification as “held for sale”). Accordingly, in accordance with Ind AS 105 -" Non current Assets held for Sale and Discontinued Operations", the assets and liabilities of Panaya and Skava have been included on a line by line basis in the consolidated financial statements as at March 31, 2019.

On reclassification from “Held for sale”, the assets of Panaya and Skava have been remeasured at the lower of cost and recoverable amount resulting in recognition of an adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale" of 451 crore (comprising of 358 crore towards goodwill and 93 crore towards value of customer relationships) in respect of Skava in the consolidated statement of Profit and Loss for the year ended March 31, 2019.

2.2 PROPERTY, PLANT AND EQUIPMENT

Accounting policy

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment, if any. Costs directly attributable to acquisition are capitalized until the property, plant and equipment are ready for use, as intended by management. The Group depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Buildings (1)	22-25 years
Plant and machinery (1)(2)	5 years
Office equipment	5 years
Computer equipment (1)	3-5 years
Furniture and fixtures (1)	5 years
Vehicles(1)	5 years
Leasehold improvements	Lower of useful life of the asset or lease term

(1)	Based on technical evaluation, the management believes that the useful lives as given above best represent the period over which management expects to use these assets. Hence, the useful lives for these assets is different from the useful lives as prescribed under Part C of Schedule II of the Companies Act 2013.

(2) Includes Solar plant with a useful life of 20 years

Depreciation methods, useful lives and residual values are reviewed periodically, including at each financial year end.

Advances paid towards the acquisition of property, plant and equipment outstanding at each Balance Sheet date is classified as capital advances under other non-current assets and the cost of assets not ready to use before such date are disclosed under ‘Capital work-in-progress’. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Group and the cost of the item can be measured reliably. Repairs and maintenance costs are recognized in the Consolidated Statement of Profit and Loss when incurred. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset and the resultant gains or losses are recognized in the Consolidated Statement of Profit and Loss.

Impairment

Property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in the Consolidated Statement of Profit and Loss is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in the Consolidated Statement of Profit and Loss if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated depreciation) had no impairment loss been recognized for the asset in prior years.

The changes in the carrying value of property, plant and equipment for the three months ended March 31, 2020 are as follows:

(In crore)

Particulars	Land - Freehold	Buildings (1)	Plant and machinery	Office Equipment	Computer equipment	Furniture and fixtures	Leasehold Improvements	Vehicles	Total
Gross carrying value as at January 1, 2020	1,316	9,460	3,060	1,209	6,513	1,964	1,026	43	24,591
Additions	2	524	124	55	192	115	42	1	1,055
Additions - Business Combination	–	–	–	1	2	1	4	–	8
Deletions	–	–	(1)	(1)	(38)	(8)	(17)	–	(65)
Translation difference	–	32	2	1	7	1	8	1	52
Gross carrying value as at March 31, 2020	1,318	10,016	3,185	1,265	6,676	2,073	1,063	45	25,641
Accumulated depreciation as at January 1, 2020	–	(3,190)	(2,066)	(903)	(4,711)	(1,327)	(519)	(26)	(12,742)
Depreciation	–	(91)	(79)	(32)	(209)	(62)	(42)	(2)	(517)
Accumulated depreciation on deletions	–	–	1	1	38	8	17	–	65
Translation difference	–	(3)	(1)	–	(3)	1	(6)	–	(12)
Accumulated depreciation as at March 31, 2020	–	(3,284)	(2,145)	(934)	(4,885)	(1,380)	(550)	(28)	(13,206)
Carrying value as at January 1, 2020	1,316	6,270	994	306	1,802	637	507	17	11,849
Carrying value as at March 31, 2020	1,318	6,732	1,040	331	1,791	693	513	17	12,435

The changes in the carrying value of property, plant and equipment for the three months ended March 31, 2019 are as follows:

(In crore)

Particulars	Land- Freehold	Land- Leasehold	Buildings (1)	Plant and machinery	Office Equipment	Computer equipment	Furniture and fixtures	Leasehold Improvements	Vehicles	Total
Gross carrying value as at January 1, 2019	1,307	652	8,632	2,440	1,069	5,515	1,503	636	36	21,790
Additions/adjustments	36	–	402	326	62	453	141	113	3	1,536
Deletions	(36)	(47)	(116)	(56)	(29)	(122)	(24)	(9)	–	(439)
Translation difference	–	–	8	(1)	(1)	–	–	(1)	(1)	4
Gross carrying value as at March 31, 2019	1,307	605	8,926	2,709	1,101	5,846	1,620	739	38	22,891
Accumulated depreciation as at January 1, 2019	–	(35)	(2,948)	(1,817)	(804)	(4,101)	(1,142)	(395)	(21)	(11,263)
Depreciation	–	(1)	(81)	(71)	(31)	(212)	(48)	(28)	(2)	(474)
Accumulated depreciation on deletions	–	3	103	47	22	121	20	9	–	325
Translation difference	–	–	(1)	–	–	–	–	–	1	–
Accumulated depreciation as at March 31, 2019	–	(33)	(2,927)	(1,841)	(813)	(4,192)	(1,170)	(414)	(22)	(11,412)
Carrying value as at January 1, 2019	1,307	617	5,684	623	265	1,414	361	241	15	10,527
Carrying value as at March 31, 2019	1,307	572	5,999	868	288	1,654	450	325	16	11,479

The changes in the carrying value of property, plant and equipment for the year ended March 31, 2020 were as follows:

(In crore)

Particulars	Land - Freehold	Land - Leasehold	Buildings (1)	Plant and machinery	Office Equipment	Computer equipment	Furniture and fixtures	Leasehold Improvements	Vehicles	Total
Gross carrying value as at April 1, 2019	1,307	605	8,926	2,709	1,101	5,846	1,620	739	38	22,891
Additions	11	–	1,056	475	169	930	465	324	7	3,437
Additions - Business Combination	–	–	–	–	1	62	9	6	–	78
Deletions	–	–	–	(3)	(8)	(179)	(24)	(18)	(1)	(233)
Reclassified on account of adoption of Ind AS 116 (Refer to note 2.19)	–	(605)	–	–	–	–	–	–	–	(605)
Translation difference	–	–	34	4	2	17	3	12	1	73
Gross carrying value as at March 31, 2020	1,318	–	10,016	3,185	1,265	6,676	2,073	1,063	45	25,641
Accumulated depreciation as at April 1, 2019	–	(33)	(2,927)	(1,841)	(813)	(4,192)	(1,170)	(414)	(22)	(11,412)
Depreciation	–	–	(353)	(306)	(128)	(862)	(233)	(146)	(7)	(2,035)
Accumulated depreciation on deletions	–	–	–	3	8	179	23	18	1	232
Reclassified on account of adoption of Ind AS 116 (Refer to note 2.19)	–	33	–	–	–	–	–	–	–	33
Translation difference	–	–	(4)	(1)	(1)	(10)	–	(8)	–	(24)
Accumulated depreciation as at March 31, 2020	–	–	(3,284)	(2,145)	(934)	(4,885)	(1,380)	(550)	(28)	(13,206)
Carrying value as at April 1, 2019	1,307	572	5,999	868	288	1,654	450	325	16	11,479
Carrying value as at March 31, 2020	1,318	–	6,732	1,040	331	1,791	693	513	17	12,435

The changes in the carrying value of property, plant and equipment for the year ended March 31, 2019 were as follows:

(In crore)

Particulars	Land - Freehold	Land - Leasehold	Buildings (1)	Plant and machinery	Office Equipment	Computer equipment	Furniture and fixtures	Leasehold Improvements	Vehicles	Total
Gross carrying value as at April 1, 2018	1,229	673	8,130	2,306	1,002	4,884	1,393	531	31	20,179
Additions	78	–	916	462	136	1,129	254	209	9	3,193
Additions - Business Combination	–	–	–	1	2	34	7	3	–	47
Deletions	–	(68)	(116)	(60)	(40)	(239)	(40)	(21)	(2)	(586)
Reclassified from assets held for sale (Refer note 2.1.2)	–	–	–	1	2	40	8	17	–	68
Translation difference	–	–	(4)	(1)	(1)	(2)	(2)	–	–	(10)
Gross carrying value as at March 31, 2019	1,307	605	8,926	2,709	1,101	5,846	1,620	739	38	22,891
Accumulated depreciation as at April 1, 2018	–	(31)	(2,719)	(1,597)	(719)	(3,632)	(1,017)	(330)	(18)	(10,063)
Depreciation	–	(5)	(313)	(293)	(125)	(766)	(185)	(89)	(6)	(1,782)
Accumulated depreciation on deletions	–	3	103	50	32	229	36	20	2	475
Reclassified from assets held for sale (Refer note 2.1.2)	–	–	–	(1)	(1)	(25)	(5)	(15)	–	(47)
Translation difference	–	–	2	–	–	2	1	–	–	5
Accumulated depreciation as at March 31, 2019	–	(33)	(2,927)	(1,841)	(813)	(4,192)	(1,170)	(414)	(22)	(11,412)
Carrying value as at April 1, 2018	1,229	642	5,411	709	283	1,252	376	201	13	10,116
Carrying value as at March 31, 2019	1,307	572	5,999	868	288	1,654	450	325	16	11,479

(1)	Buildings include 250/- being the value of five shares of 50/- each in Mittal Towers Premises Co-operative Society Limited.

The aggregate depreciation has been included under depreciation and amortisation expense in the consolidated Statement of Profit and Loss.

2.3 GOODWILL AND OTHER INTANGIBLE ASSETS

2.3.1 Goodwill

Accounting policy

Goodwill represents the purchase consideration in excess of the Group's interest in the net fair value of identifiable assets, liabilities and contingent liabilities of the acquired entity. When the net fair value of the identifiable assets, liabilities and contingent liabilities acquired exceeds purchase consideration, the fair value of net assets acquired is reassessed and the bargain purchase excess is recognized in capital reserve. Goodwill is measured at cost less accumulated impairment losses.

Impairment

Goodwill is tested for impairment on an annual basis and whenever there is an indication that the recoverable amount of a cash generating unit (CGU) is less than its carrying amount. For the impairment test, goodwill is allocated to the CGU or groups of CGU’s which benefit from the synergies of the acquisition. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. Impairment occurs when the carrying amount of a CGU including the goodwill, exceeds the estimated recoverable amount of the CGU. The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. Value-in-use is the present value of future cash flows expected to be derived from the CGU.

Total impairment loss of a CGU is allocated first to reduce the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro-rata on the basis of the carrying amount of each asset in the CGU. An impairment loss on goodwill is recognized in the Consolidated Statement of Profit and Loss and is not reversed in the subsequent period.

Following is a summary of changes in the carrying amount of goodwill:

(In crore)

Particulars	As at
	March 31, 2020	March 31, 2019
Carrying value at the beginning	3,540	2,211
Goodwill on Hipus acquisition (Refer note no. 2.1.1)	108	–
Goodwill on Wongdoody acquisition (Refer note no. 2.1.1)	–	173
Goodwill on Fluido Oy acquisition (refer note no. 2.1.1)	–	240
Goodwill on Stater acquisition (Refer note no. 2.1.1)	399	–
Goodwill on Simplus acquisition (Refer note no. 2.1.1)	983	–
Goodwill reclassified from assets held for sale, net of reduction in recoverable amount (Refer note 2.1.2)	–	863
Translation differences	256	53
Carrying value at the end	5,286	3,540

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the CGU or groups of CGUs, which benefit from the synergies of the acquisition. The Group internally reviews the goodwill for impairment at the operating segment level, after allocation of the goodwill to CGU’s or groups of CGUs.

The following table presents the allocation of goodwill to operating segments as at March 31, 2020 and March 31, 2019 respectively:

(In crore)

Segment	As at
	March 31, 2020	March 31, 2019
Financial services	1,262	743
Retail	500	437
Communication	472	389
Energy, Utilities, Resources and Services	886	374
Manufacturing	378	239
	3,498	2,182
Operating segments without significant goodwill	766	417
Total	4,264	2,599

Consequent to reclassification from held for sale (refer note no 2.1.2) the goodwill pertaining to Panaya, Kallidus and Skava acquisitions are tested for impairment at the respective entity level, which amounts to 1,022 crore and 941 crore as at March 31, 2020 and March 31, 2019, respectively.

The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. The fair value of a CGU is determined based on the market capitalization. Value-in-use is determined based on discounted future cash flows . The key assumptions used for the calculations are as follows:

(in %)

As at
	March 31, 2020	March 31, 2019
Long term growth rate	7-10	8-10
Operating margins	17-20	17-20
Discount rate	11.9	12.5

The above discount rate is based on the Weighted Average Cost of Capital (WACC) of the Company. As at March 31, 2020, the estimated recoverable amount of the CGU exceeded its carrying amount. Reasonable sensitivities in key assumptions consequent to the change in estimated future economic conditions on account of possible effects relating to Covid 19 is unlikely to cause the carrying amount to exceed the recoverable amount of the cash generating unit.

2.3.2 Other intangible assets

Accounting policy

Intangible assets are stated at cost less accumulated amortization and impairment. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, from the date that they are available for use. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances). Amortization methods and useful lives are reviewed periodically including at each financial year end.

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Group has an intention and ability to complete and use or sell the software and the costs can be measured reliably. The costs which can be capitalized include the cost of material, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use.

Impairment

Intangible assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the CGU to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in the Consolidated Statement of Profit and Loss is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in the Consolidated Statement of Profit and Loss if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization) had no impairment loss been recognized for the asset in prior years. 4

The changes in the carrying value of acquired intangible assets for the three months ended March 31, 2020 are as follows:

  (In crore)

Particulars	Customer related	Software related	Intellectual property rights related	Brand or Trademark Related	Others*	Total
Gross carrying value as at January 1, 2020	1,661	642	1	126	84	2,514
Additions	–	21	–	–	–	21
Acquisition through business combination (Refer note no. 2.1.1)	152	–	–	111	325	588
Deletions	–	–	–	–	–	–
Translation difference	65	34	–	4	2	105
Gross carrying value as at March 31, 2020	1,878	697	1	241	411	3,228
Accumulated amortization as at January 1, 2020	(685)	(402)	(1)	(59)	(46)	(1,193)
Amortization expense	(40)	(23)	–	(5)	(10)	(78)
Deletions	–	–	–	–	–	–
Translation differences	(30)	(25)	–	(2)	–	(57)
Accumulated amortization as at March 31, 2020	(755)	(450)	(1)	(66)	(56)	(1,328)
Carrying value as at January 1, 2020	976	240	–	67	38	1,321
Carrying value as at March 31, 2020	1,123	247	–	175	355	1,900
Estimated Useful Life (in years)	1-15	3-10	–	5-10	3-5
Estimated Remaining Useful Life (in years)	0-14	0-9	–	1-10	1-5

The changes in the carrying value of acquired intangible assets for the three months ended March 31, 2019 are as follows:

  (In crore)

Particulars	Customer related	Software related	Intellectual property rights related	Land use- rights related	Brand or Trademark Related	Others*	Total
Gross carrying value as at January 1, 2019	950	446	1	72	100	84	1,653
Acquisition through business combination (Refer note no. 2.1.1)	–	–	–	–	–	–	–
Deletions	–	–	–	–	–	–	–
Translation differences	(13)	(5)	–	1	(1)	(1)	(19)
Gross carrying value as at March 31, 2019	937	441	1	73	99	83	1,634
Accumulated amortization as at January 1, 2019	(538)	(283)	(1)	(11)	(42)	(22)	(897)
Amortization expense	(25)	(22)	–	(1)	(3)	(6)	(57)
Deletions	–	–	–	–	–	–	–
Translation differences	6	3	–	1	1	–	11
Accumulated amortization as at March 31, 2019	(557)	(302)	(1)	(11)	(44)	(28)	(943)
Carrying value as at January 1, 2019	412	163	–	61	58	62	756
Carrying value as at March 31, 2019	380	139	–	62	55	55	691
Estimated Useful Life (in years)	1-10	3-8	–	50	5-10	3-5
Estimated Remaining Useful Life (in years)	0-7	1	–	43	2-8	2-3

Following are the changes in the carrying value of acquired intangible assets for the year ended March 31, 2020:

 (In crore)

Particulars	Customer related	Software related	Intellectual property rights related	Land use- rights related	Brand or Trademark Related	Others*	Total
Gross carrying value as at April 1, 2019	937	441	1	73	99	83	1,634
Additions	–	86	–	–	–	–	86
Acquisition through business combination (Refer note no. 2.1.1)	817	110	–	–	135	325	1,387
Reclassified on account of adoption of IndAS 116	–	–	–	(73)	–	–	(73)
Translation difference	124	60	–	–	7	3	194
Gross carrying value as at March 31, 2020	1,878	697	1	–	241	411	3,228
Accumulated amortization as at April 1, 2019	(557)	(302)	(1)	(11)	(44)	(28)	(943)
Amortization expense	(146)	(105)	–	–	(17)	(27)	(295)
Reclassified on account of adoption of IndAS 116	–	–	–	11	–	–	11
Translation differences	(52)	(43)	–	–	(5)	(1)	(101)
Accumulated amortization as at March 31, 2020	(755)	(450)	(1)	–	(66)	(56)	(1,328)
Carrying value as at April 1, 2019	380	139	–	62	55	55	691
Carrying value as at March 31, 2020	1,123	247	–	–	175	355	1,900
Estimated Useful Life (in years)	1-15	3-10	–	–	5-10	3-5
Estimated Remaining Useful Life (in years)	0-14	0-9	–	–	1-10	1-5

Following are the changes in the carrying value of acquired intangible assets for the year ended March 31, 2019:

  (In crore)

Particulars	Customer related	Software related	Intellectual property rights related	Land use- rights related	Brand or Trademark Related	Others*	Total
Gross carrying value as at April 1, 2018	445	19	–	73	26	27	590
Reclassified from assets held for sale (Refer note 2.1.2)	157	388	1	–	37	–	583
Additions	–	9	–	–	–	–	9
Acquisition through business combination (Refer note no. 2.1.1)	334	–	–	–	36	62	432
Deletions	–	–	–	–	–	–	–
Translation difference	1	25	–	–	–	(6)	20
Gross carrying value as at March 31, 2019	937	441	1	73	99	83	1,634
Accumulated amortization as at April 1, 2018	(289)	(19)	–	(10)	(12)	(13)	(343)
Reclassified from assets held for sale (Refer note 2.1.2)	(56)	(182)	(1)	–	(21)	–	(260)
Amortization expense	(112)	(90)	–	(2)	(10)	(15)	(229)
Reduction in value (Refer note 2.1.2)	(93)	–	–	–	–	–	(93)
Deletions	–	–	–	–	–	–	–
Translation differences	(7)	(11)	–	1	(1)	–	(18)
Accumulated amortization as at March 31, 2019	(557)	(302)	(1)	(11)	(44)	(28)	(943)
Carrying value as at April 1, 2018	156	–	–	63	14	14	247
Carrying value as at March 31, 2019	380	139	–	62	55	55	691
Estimated Useful Life (in years)	1-10	3-8	–	50	5-10	3-5
Estimated Remaining Useful Life (in years)	0-7	1	–	43	2-8	2-3

* Majorly includes intangibles related to salesforce relationships

The amortization expense has been included under depreciation and amortization expense in the Consolidated Statement of Profit and Loss.

Research and Development Expenditure

Research and development expense recognized in the consolidated Statement of Profit and Loss for the three months ended March 31, 2020 and March 31, 2019 was 209 crore and 196 crore respectively, and for the year ended March 31, 2020 and March 31, 2019 was 829 crore and 769 crore respectively

2.4 INVESTMENTS

(In crore)

Particulars	As at
	March 31, 2020	March 31, 2019
Non-current
Unquoted
Investments carried at fair value through other comprehensive income(refer note no. 2.4.1)
Preference securities	101	89
Equity instruments	1	11
	102	100
Investments carried at fair value through profit and loss(refer note no. 2.4.1)
Preference securities	9	23
Others (1)	54	16
	63	39
Quoted
Investments carried at amortized cost(refer note no. 2.4.2)
Tax free bonds	1,825	1,893
Government Bonds	21	–
	1,846	1,893
Investments carried at fair value through profit and loss(refer note no. 2.4.3)
Fixed maturity plan securities	–	458
	–	458
Investments carried at fair value through other comprehensive income(refer note no. 2.4.4)
Non convertible debentures	1,462	1,420
Government securities	664	724
	2,126	2,144
Total non-current investments	4,137	4,634
Current
Unquoted
Investments carried at fair value through profit or loss(refer note no. 2.4.3)
Liquid mutual fund units	2,104	1,786
	2,104	1,786
Investments carried at fair value through other comprehensive income(refer note no 2.4.4)
Commercial Paper	–	495
Certificates of deposit	1,126	2,482
	1,126	2,977
Quoted
Investment carried at amortized cost(refer note no.2.4.2)
Government Bonds	–	18
	–	18
Investments carried at fair value through profit and loss(refer note no. 2.4.3)
Fixed maturity plan securities	489	–
	489	–
Investments carried at fair value through other comprehensive income(refer note no. 2.4.4)
Non convertible debentures	936	1,846
	936	1,846
Total current investments	4,655	6,627
Total investments	8,792	11,261
Aggregate amount of quoted investments	5,397	6,359
Market value of quoted investments (including interest accrued), current	1,425	1,862
Market value of quoted investments (including interest accrued), non current	4,268	4,711
Aggregate amount of unquoted investments	3,395	4,902
Aggregate amount of impairment on value of investments	–	–
Investments carried at amortized cost	1,846	1,911
Investments carried at fair value through other comprehensive income	4,290	7,067
Investments carried at fair value through profit or loss	2,656	2,283

(1)	Uncalled capital commitments outstanding as at March 31, 2020 and March 31, 2019 was 61 crore and 86 crore, respectively.

Refer to Note no 2.10 for Accounting policies on Financial Instruments.

Details of amounts recorded in Other comprehensive income:

(In crore)

	Year ended March 31, 2020			Year ended March 31, 2019
	Gross	Tax	Net	Gross	Tax	Net
Net Gain/(loss) on
Non-convertible debentures	27	(3)	24	1	–	1
Certificates of deposit	(4)	2	(2)	(5)	2	(3)
Government securities	–	–	–	5	(1)	4
Equity and preference securities	(27)	(6)	(33)	63	7	70

Method of fair valuation:

(In crore)

Class of investment	Method	Fair value as at
		March 31, 2020	March 31, 2019
Liquid mutual fund units	Quoted price	2,104	1,786
Fixed maturity plan securities	Market observable inputs	489	458
Tax free bonds and government bonds	Quoted price and market observable inputs	2,144	2,125
Non-convertible debentures	Quoted price and market observable inputs	2,398	3,266
Government securities	Quoted price	664	724
Commercial Papers	Market observable inputs	–	495
Certificate of deposits	Market observable inputs	1,126	2,482
Unquoted equity and preference securities - carried at fair value through other comprehensive income	Discounted cash flows method, Market multiples method, Option pricing model, etc.	102	100
Unquoted equity and preference securities - carried at fair value through profit and loss	Discounted cash flows method, Market multiples method, Option pricing model, etc.	9	23
Others	Discounted cash flows method, Market multiples method, Option pricing model, etc.	54	16
Total		9,090	11,475

Note: Certain quoted investments are classified as Level 2 in the absence of active market for such investments.

2.4.1 Details of investments

The details of investments in preference, equity and other instruments at March 31, 2020 and March 31, 2019 are as follows:

(In crore, except otherwise stated)

Particulars	As at
	March 31, 2020	March 31, 2019
Preference securities
Airviz, Inc.	–	3
2,82,279 (2,82,279) Series A Preferred Stock, fully paid up, par value USD 0.001 each
Whoop, Inc.	40	14
16,48,352(16,48,352) Series B Preferred Stock, fully paid up, par value USD 0.0001 each
Nivetti Systems Private Limited	10	10
2,28,501 (2,28,501) Preferred Stock, fully paid up, par value 1/- each
Waterline Data Science, Inc.	–	25
Nil (39,33,910) Series B Preferred Shares, fully paid up, par value USD 0.00001 each
Nil (13,35,707) Series C Preferred Shares, fully paid up, par value USD 0.00001 each
Trifacta Inc.	42	27
31,40,181 (11,80,358) Series C-1 Preferred Stock
Tidalscale, Inc.	9	23
36,74,269 (36,74,269) Series B Preferred Stock
Ideaforge Technology Private Limited	9	10
5,402 (5,402) Series A compulsorily convertible cumulative Preference shares of 10 each, fully paid up
Total investment in preference securities	110	112
Equity Instruments
Merasport Technologies Private Limited	–	–
2,420 (2,420) equity shares at 8,052 each, fully paid up, par value 10/- each
Global Innovation and Technology Alliance	1	1
15,000 (15,000) equity shares at 1,000 each, fully paid up, par value 1,000/- each
Unsilo A/S	–	10
Nil (69,894) Equity Shares, fully paid up, par value DKK 1/- each
Ideaforge	–	–
100 (100) equity shares at 10/-, fully paid up
Total investment in equity instruments	1	11
Others
Stellaris Venture Partners India	30	16
The House Fund II, L.P.	24	–
Total investment in others	54	16
Total	165	139

2.4.2 Details of investments in tax free bonds and government bonds

The balances held in tax free bonds as at March 31, 2020 and March 31, 2019 are as follows:

(In crore, except as otherwise stated)

Particulars	As at March 31, 2020			As at March 31, 2019
	Face Value	Units	Amount	Units	Amount
7.04% Indian Railway Finance Corporation Limited Bonds 03MAR2026	10,00,000	470	49	470	50
7.16% Power Finance Corporation Limited Bonds 17JUL2025	10,00,000	1,000	105	1,000	105
7.18% Indian Railway Finance Corporation Limited Bonds 19FEB2023	1,000	2,000,000	201	2,000,000	201
7.28% Indian Railway Finance Corporation Limited Bonds 21DEC2030	1,000	422,800	42	422,800	42
7.28% National Highways Authority of India Limited Bonds 18SEP2030	10,00,000	3,300	341	3,300	342
7.34% Indian Railway Finance Corporation Limited Bonds 19FEB2028	1,000	2,100,000	210	2,100,000	210
7.35% National Highways Authority of India Limited Bonds 11JAN2031	1,000	571,396	57	571,396	57
7.93% Rural Electrification Corporation Limited Bonds 27MAR2022	1,000	200,000	20	200,000	21
8.00% Indian Railway Finance Corporation Limited Bonds 23FEB2022	1,000	–	–	150,000	15
8.10% Indian Railway Finance Corporation Limited Bonds 23FEB2027	1,000	500,000	52	500,000	52
8.20% Power Finance Corporation Limited Bonds 01FEB2022	1,000	–	–	500,000	50
8.26% India Infrastructure Finance Company Limited Bonds 23AUG2028	10,00,000	1,000	100	1,000	100
8.30% National Highways Authority of India Limited Bonds 25JAN2027	1,000	500,000	53	500,000	53
8.35% National Highways Authority of India Limited Bonds 22NOV2023	10,00,000	1,500	150	1,500	150
8.46% India Infrastructure Finance Company Limited Bonds 30AUG2028	10,00,000	2,000	200	2,000	200
8.46% Power Finance Corporation Limited Bonds 30AUG2028	10,00,000	1,500	150	1,500	150
8.48% India Infrastructure Finance Company Limited Bonds 05SEP2028	10,00,000	450	45	450	45
8.54% Power Finance Corporation Limited Bonds 16NOV2028	1,000	500,000	50	500,000	50
Total investments in tax-free bonds		68,05,416	1,825	7,455,416	1,893

The balances held in government bonds as at March 31, 2020 and March 31, 2019 are as follows:

(In crore, except as otherwise stated)

Particulars	As at March 31, 2020			As at March 31, 2019
	Face Value PHP	Units	Amount	Units	Amount
Treasury Notes Philippines Govt. 29MAY2019	100	–	–	45,000	6
Treasury Notes Philippines Govt. 17APRIL2019	100	–	–	90,000	12
Treasury Notes Philippines Govt. 8MARCH2023	100	55,000	8	–	–
Treasury Notes Philippines Govt. 4DECEMBER2022	100	90,000	13	–	–
Total investments in government bonds		145,000	21	135,000	18

2.4.3Details of investments in liquid mutual fund units and fixed maturity plans

The balances held in liquid mutual fund units as at March 31, 2020 and March 31, 2019 are as follows:

(In crore, except as otherwise stated)

Particulars	As at March 31, 2020		As at March 31, 2019
	Units	Amount	Units	Amount
Aditya Birla Sun Life Liquid Fund -Growth -Direct Plan	1,690,522	54	1,332,847	40
Aditya Birla Sun life Corporate Bond Fund -Growth -Direct Plan	26,697,315	211	19,600,407	141
Aditya Birla Sun life Money Manager Fund -Growth -Direct Plan	–	–	7,975,385	201
Aditya Birla Sun Life Cash Manager - Growth	168,237	8	111,344	5
Axis Treasury Advantage Fund -Growth	865,146	201	–	–
HDFC Overnight Fund Direct Plan- Growth Option	1,010,508	300	–	–
HDFC Money market Fund- Direct Plan- Growth Option	–	–	772,637	303
HDFC Liquid fund-Direct Plan growth option	555,555	217	68,035	25
ICICI Prudential Liquid Fund –Direct plan –Growth	7,930,594	233	–	–
ICICI Prudential Savings Fund- Direct Plan-Growth	–	–	8,340,260	301
IDFC Corporate Bond - Fund Direct Plan	11,902,495	17	131,484,437	169
Kotak Liquid Fund- Direct Plan- Growth Option	747,509	300	–	–
Kotak Money Market Fund- Direct Plan- Growth Option	–	–	973,751	301
SBI Overnight Fund -Direct Plan -Growth	922,151	300	–	–
SBI Premier Liquid Fund -Direct Plan -Growth	331,803	103	1,025,678	300
HDFC Corporate Bond Fund -Growth -Direct Plan	–	–	–	–
IDFC Banking and PSU fund Direct Plan- Growth Option	88,849,927	160	–	–
Total investments in liquid mutual fund units	14,16,71,762	2,104	171,684,781	1,786

The balances held in fixed maturity plans as at March 31, 2020 and March 31, 2019 are as follows:

(In crore, except as otherwise stated)

Particulars	As at March 31, 2020		As at March 31, 2019
	Units	Amount	Units	Amount
Aditya Birla Sun Life Fixed Term Plan- Series OD 1145 Days- GR Direct	6,00,00,000	74	60,000,000	70
Aditya Birla Sun Life Fixed Term Plan- Series OE 1153 Days- GR Direct	2,50,00,000	31	25,000,000	29
HDFC FMP 1155D Feb 2017- Direct Growth- Series 37	3,80,00,000	47	38,000,000	44
HDFC FMP 1169D Feb 2017- Direct- Quarterly Dividend- Series 37	4,50,00,000	45	45,000,000	45
ICICI FMP Series 80-1194 D Plan F Div	5,50,00,000	68	55,000,000	63
ICICI Prudential Fixed Maturity Plan Series 80- 1187 Days Plan G Direct Plan	4,20,00,000	52	42,000,000	49
ICICI Prudential Fixed Maturity Plan Series 80- 1253 Days Plan J Direct Plan	3,00,00,000	37	30,000,000	35
IDFC Fixed Term Plan Series 129 Direct Plan- Growth 1147 Days	1,00,00,000	12	10,000,000	12
IDFC Fixed Term Plan Series 131 Direct Plan- Growth 1139 Days	1,50,00,000	19	15,000,000	17
Kotak FMP Series 199 Direct- Growth	3,50,00,000	44	35,000,000	40
Nippon India Fixed Horizon Fund-XXXII Series 8-Dividend Plan	5,00,00,000	60	50,000,000	54
Total investments in fixed maturity plan securities	40,50,00,000	489	405,000,000	458

2.4.4 Details of investments in non convertible debentures, government securities, certificates of deposit and commercial paper

The balances held in non convertible debenture units as at March 31, 2020 and March 31, 2019 is as follows:

(In crore, except as otherwise stated)

Particulars	Face Value	As at March 31, 2020		As at March 31, 2019
		Units	Amount	Units	Amount
7.03% LIC Housing Finance Ltd 28DEC2021	10,00,000/-	2,500	254	–	–
7.24% LIC Housing Finance Ltd 23AUG2021	10,00,000/-	2,500	259	–	–
7.48% Housing Development Finance Corporation Ltd 18NOV2019	1,00,00,000/-	–	–	50	51
7.58% LIC Housing Finance Ltd 28FEB2020	10,00,000/-	–	–	1,000	101
7.58% LIC Housing Finance Ltd 11JUN2020	10,00,000/-	500	52	500	51
7.59% LIC Housing Finance Ltd 14OCT2021	10,00,000/-	3,000	312	3,000	306
7.75% LIC Housing Finance Ltd 27AUG2021	10,00,000/-	1,250	131	1,250	127
7.78% Housing Development Finance Corporation Ltd 24MAR2020	1,00,00,000/-	–	–	100	100
7.79% LIC Housing Finance Ltd 19JUN2020	10,00,000/-	500	53	500	53
7.80% Housing Development Finance Corporation Ltd 11NOV2019	1,00,00,000/-	–	–	150	154
7.81% LIC Housing Finance Ltd 27APR2020	10,00,000/-	2,000	215	2,000	214
7.95% Housing Development Finance Corporation Ltd 23SEP2019	1,00,00,000/-	–	–	50	52
8.02% LIC Housing Finance Ltd 18FEB2020	10,00,000/-	–	–	500	51
8.26% Housing Development Finance Corporation Ltd 12AUG2019	1,00,00,000/-	–	–	100	105
8.37% LIC Housing Finance Ltd 03OCT2019	10,00,000/-	–	–	2,000	216
8.37% LIC Housing Finance Ltd 10MAY2021	10,00,000/-	500	54	500	54
8.47% LIC Housing Finance Ltd 21JAN2020	10,00,000/-	–	–	500	51
8.49% Housing Development Finance Corporation Ltd 27APR2020	5,00,000/-	900	49	900	49
8.50% Housing Development Finance Corporation Ltd 31AUG2020	1,00,00,000/-	100	106	100	105
8.50% LIC Housing Finance Ltd 20JUN2022	10,00,000/-	2,950	323	–	–
8.58% Housing Development Finance Corporation Ltd 22MAR2022	10,00,000/-	1,250	129	–	–
8.59% Housing Development Finance Corporation Ltd 14JUN2019	1,00,00,000/-	–	–	50	51
8.60% LIC Housing Finance Ltd 22JUL2020	10,00,000/-	1,000	107	1,000	107
8.60% LIC Housing Finance Ltd 29JUL2020	10,00,000/-	1,750	187	1,750	186
8.61% LIC Housing Finance Ltd 11DEC2019	10,00,000/-	–	–	1,000	103
8.72% Housing Development Finance Corporation Ltd 15APR2019	1,00,00,000/-	–	–	75	75
8.75% Housing Development Finance Corporation Ltd 13JAN2020	5,00,000/-	–	–	5,000	256
8.75% LIC Housing Finance Ltd 14JAN2020	10,00,000/-	–	–	1,070	110
8.75% LIC Housing Finance Ltd 21DEC2020	10,00,000/-	1,000	101	1,000	101
8.80% LIC Housing Finance Ltd 24Dec2020	10,00,000/-	650	66	650	67
8.97% LIC Housing Finance Ltd 29OCT2019	10,00,000/-	–	–	500	52
9.45% Housing Development Finance Corporation Ltd 21AUG2019	10,00,000/-	–	–	3,000	318
Total investments in non-convertible debentures		22,350	2,398	28,295	3,266

The balances held in government securities as at March 31, 2020 and March 31, 2019 are as follows:

(In crore, except as otherwise stated)

Particulars	Face Value	As at March 31, 2020		As at March 31, 2019
		Units	Amount	Units	Amount
7.17% Government of India 8JAN2028	10,000/-	1,25,000	132	675,000	672
7.26% Government of India 14JAN2029	10,000/-	5,00,000	532	–	–
7.95% Government of India 28AUG2032	10,000/-	–	–	50,000	52
Total investments in government securities		6,25,000	664	725,000	724

The balances held in certificates of deposit as at March 31, 2020 and March 31, 2019 are as follows:

(In crore, except as otherwise stated)

Particulars		As at March 31, 2020		As at March 31, 2019
	Face Value	Units	Amount	Units	Amount
Axis Bank	1,00,000/-	25,000	240	90,000	872
Bank of Baroda	1,00,000/-	65,000	638	–	–
ICICI Bank	1,00,000/-	–	–	75,000	738
Kotak Bank	1,00,000/-	–	-	77,000	747
Oriental Bank of Commerce	1,00,000/-	25,000	248	–	–
Vijaya Bank	1,00,000/-	–	–	12,500	125
Total investments in certificates of deposit		1,15,000	1,126	254,500	2,482

The balances held in commercial paper as at March 31, 2019 are as follows:

(In crore, except as otherwise stated)

Particulars		As at March 31, 2019
	Face Value	Units	Amount
LIC	5,00,000/-	10,000	495
Total investments in commercial paper		10,000	495

2.5 LOANS

(In crore)

Particulars	As at
	March 31, 2020	March 31, 2019
Non Current
Unsecured, considered good
Other loans
Loans to employees	21	19
	21	19
Unsecured, considered doubtful
Other loans
Loans to employees	30	24
	51	43
Less: Allowance for doubtful loans to employees	30	24
Total non-current loans	21	19
Current
Unsecured, considered good
Other loans
Loans to employees	239	241
Total current loans	239	241
Total loans	260	260

2.6 OTHER FINANCIAL ASSETS

(In crore)

Particulars	As at
	March 31, 2020	March 31, 2019
Non Current
Security deposits (1)	50	52
Rental deposits (1)	221	193
Net investment in sublease of right of use asset (refer to note 2.19) (1)	398	–
Restricted deposits(1)*	55	67
Others (1)	13	–
Total non-current other financial assets	737	312
Current
Security deposits (1)	8	4
Rental deposits (1)	27	15
Restricted deposits (1)*	1,795	1,671
Unbilled revenues (1)#	2,796	2,093
Interest accrued but not due (1)	474	905
Foreign currency forward and options contracts (2) (3)	62	336
Escrow and other deposits pertaining to buyback (Refer note 2.11)(1)	–	257
Net investment in sublease of right of use asset (refer to note 2.19) (1)	35	–
Others (1)	260	224
Total current other financial assets	5,457	5,505
Total other financial assets	6,194	5,817
(1) Financial assets carried at amortized cost	6,132	5,481
(2) Financial assets carried at fair value through other comprehensive income	9	37
(3) Financial assets carried at fair value through profit or loss	53	299

*	Restricted deposits represent deposits with financial institutions to settle employee-related obligations as and when they arise during the normal course of business.# Classified as financial asset as right to consideration is unconditional and is due only after a passage of time.

2.7 TRADE RECEIVABLES

(In crore)

Particulars	As at
	March 31, 2020	March 31, 2019
Current
Unsecured
Considered good (1)	18,487	14,827
Considered doubtful	557	483
	19,044	15,310
Less: Allowance for credit loss	557	483
Total trade receivables	18,487	14,827
(1) Includes dues from companies where directors are interested	–	–

2.8 CASH AND CASH EQUIVALENTS

 (In crore)

Particulars	As at
	March 31, 2020	March 31, 2019
Balances with banks
In current and deposit accounts	12,288	14,197
Cash on hand	–	–
Others
Deposits with financial institutions	6,361	5,371
Total cash and cash equivalents	18,649	19,568
Balances with banks in unpaid dividend accounts	30	29
Deposit with more than 12 months maturity	6,895	6,582
Balances with banks held as margin money deposits against guarantees	71	114

Cash and cash equivalents as at March 31, 2020 and March 31, 2019 include restricted cash and bank balances of 396 crore and 358 crore, respectively. The restrictions are primarily on account of bank balances held by irrevocable trusts controlled by the company and bank balances held as margin money deposits against guarantees.

The deposits maintained by the Group with banks and financial institutions comprise of time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal.

2.9 OTHER ASSETS

(In crore)

Particulars	As at
	March 31, 2020	March 31, 2019
Non Current
Capital advances	310	489
Advances other than capital advances
Others
Withholding taxes and others	777	929
Prepaid gratuity (refer note no. 2.20.1)	151	42
Prepaid expenses	87	162
Deferred Contract Cost	101	277
Advance for business acquisition (refer note no. 2.1.1)	–	206
Total Non-Current other assets	1,426	2,105
Current
Advances other than capital advances
Payment to vendors for supply of goods	145	109
Others
Unbilled revenues #	4,325	3,281
Withholding taxes and others	1,583	1,488
Prepaid expenses	968	751
Deferred Contract Cost	33	58
Other receivables	28	–
Total Current other assets	7,082	5,687
Total other assets	8,508	7,792

Withholding taxes and others primarily consist of input tax credits and Cenvat recoverable from Government of India. As at March 31 2020, Cenvat recoverable includes 372 crore which are pending adjudication. The Group expects these amounts to be sustainable on adjudication and recoverable on final resolution.

#	Classified as non financial asset as the contractual right to consideration is dependent on completion of contractual milestones.

2.10 FINANCIAL INSTRUMENTS

Accounting policy

2.10.1 Initial recognition

The Group recognizes financial assets and financial liabilities when it becomes a party to the contractual provisions of the instrument. All financial assets and liabilities are recognized at fair value on initial recognition, except for trade receivables which are initially measured at transaction price. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities, that are not at fair value through profit or loss, are added to the fair value on initial recognition. Regular way purchase and sale of financial assets are accounted for at trade date.

2.10.2 Subsequent measurement

a. Non-derivative financial instruments

(i) Financial assets carried at amortized cost

A financial asset is subsequently measured at amortized cost if it is held within a business model whose objective is to hold the asset in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(ii) Financial assets at fair value through other comprehensive income (FVOCI)

A financial asset is subsequently measured at fair value through other comprehensive income if it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The Group has made an irrevocable election for its investments which are classified as equity instruments to present the subsequent changes in fair value in other comprehensive income based on its business model.

(iii) Financial assets at fair value through profit or loss

A financial asset which is not classified in any of the above categories is subsequently fair valued through profit or loss.

(iv) Financial liabilities

Financial liabilities are subsequently carried at amortized cost using the effective interest method, except for contingent consideration and financial liability under option arrangements recognized in a business combination which is subsequently measured at fair value through profit or loss. For trade and other payables maturing within one year from the Balance Sheet date, the carrying amounts approximate the fair value due to the short maturity of these instruments.

b. Derivative financial instruments

The Group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank.

(i) Financial assets or financial liabilities, at fair value through profit or loss.

This category has derivative financial assets or liabilities which are not designated as hedges.

Although the Group believes that these derivatives constitute hedges from an economic perspective, they may not qualify for hedge accounting under Ind AS 109, Financial Instruments. Any derivative that is either not designated as hedge, or is so designated but is ineffective as per Ind AS 109, is categorized as a financial asset or financial liability, at fair value through profit or loss.

Derivatives not designated as hedges are recognized initially at fair value and attributable transaction costs are recognized in net profit in the consolidated Statement of Profit and Loss when incurred. Subsequent to initial recognition, these derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income. Assets/ liabilities in this category are presented as current assets/current liabilities if they are either held for trading or are expected to be realized within 12 months after the Balance Sheet date.

(ii) Cash flow hedge

The Group designates certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions.

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the net profit in the consolidated Statement of Profit and Loss. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in cash flow hedging reserve till the period the hedge was effective remains in cash flow hedging reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the net profit in the Consolidated Statement of Profit and Loss upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, then the amount accumulated in cash flow hedging reserve is reclassified to net profit in the Consolidated Statement of Profit and Loss.

2.10.3 Derecognition of financial instruments

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the financial asset and the transfer qualifies for derecognition under Ind AS 109. A financial liability (or a part of a financial liability) is derecognized from the Group's Balance Sheet when the obligation specified in the contract is discharged or cancelled or expires.

2.10.4 Fair value of financial instruments

In determining the fair value of its financial instruments, the Group uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

Refer to table 'Financial instruments by category' below for the disclosure on carrying value and fair value of financial assets and liabilities. For financial assets and liabilities maturing within one year from the Balance Sheet date and which are not carried at fair value, the carrying amounts approximates fair value due to the short maturity of those instruments.

2.10.5 Impairment

The Group recognizes loss allowances using the expected credit loss (ECL) model for the financial assets and unbilled revenue which are not fair valued through profit or loss. Loss allowance for trade receivables and unbilled revenues with no significant financing component is measured at an amount equal to lifetime ECL. For all other financial assets, ECLs are measured at an amount equal to the 12-month ECL, unless there has been a significant increase in credit risk from initial recognition in which case those are measured at lifetime ECL. The amount of ECLs (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognised is recognized as an impairment gain or loss in Consolidated Statement of Profit and Loss.

Financial instruments by category

The carrying value and fair value of financial instruments by categories as at March 31, 2020 are as follows:

(In crore)

Particulars	Amortized cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer Note no. 2.8)	18,649	–	–	–	–	18,649	18,649
Investments (Refer Note no. 2.4)
Equity and preference securities	–	–	9	102	–	111	111
Tax-free bonds and government bonds	1,846	–	–	–	–	1,846	2,144(1)
Liquid mutual fund units	–	–	2,104	–	–	2,104	2,104
Non convertible debentures	–	–	–	–	2,398	2,398	2,398
Government securities	–	–	–	–	664	664	664
Certificates of deposit	–	–	–	–	1,126	1,126	1,126
Other investments	–	–	54	–	–	54	54
Fixed maturity plan securities	–	–	489	–	–	489	489
Trade receivables (Refer Note no. 2.7)	18,487	–	–	–	–	18,487	18,487
Loans (Refer Note no. 2.5)	260	–	–	–	–	260	260
Other financials assets (Refer Note no. 2.6)(3)	6,132	–	53	–	9	6,194	6,112(2)
Total	45,374	–	2,709	102	4,197	52,382	52,598
Liabilities:
Trade payables	2,852	–	–	–	–	2,852	2,852
Lease liabilities	4,633	–	–	–	–	4,633	4,633
Financial Liability under option arrangements (refer to note 2.1.1)	–	–	621	–	–	621	621
Other financial liabilities (Refer Note no. 2.12)	7,966	–	811	–	20	8,797	8,797
Total	15,451	–	1,432	–	20	16,903	16,903

(1) On account of fair value changes including interest accrued

(2) Excludes interest accrued on tax free bonds and government bonds carried at amortized cost of 82 crore

(3)	Excludes unbilled revenue on contracts where the right to consideration is dependent on completion of contractual milestones

The carrying value and fair value of financial instruments by categories as at March 31, 2019 were as follows:

(In crore)

Particulars	Amortised cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer Note no. 2.8)	19,568	–	–	–	–	19,568	19,568
Investments (Refer Note no. 2.4)
Equity and preference securities	–	–	23	100	–	123	123
Tax-free bonds and government bonds	1,911	–	–	–	–	1,911	2,125(1)
Liquid mutual fund units	–	–	1,786	–	–	1,786	1,786
Non convertible debentures	–	–	–	–	3,266	3,266	3,266
Government securities					724	724	724
Commercial paper	–	–	–	–	495	495	495
Certificates of deposit	–	–	–	–	2,482	2,482	2,482
Other investments	–	–	16	–	–	16	16
Fixed maturity plan securities	–	–	458	–	–	458	458
Trade receivables (Refer Note no. 2.7)	14,827	–	–	–	–	14,827	14,827
Loans (Refer Note no. 2.5)	260	–	–	–	–	260	260
Other financials assets (Refer Note no. 2.6)(3)	5,481	–	299	–	37	5,817	5,733(2)
Total	42,047	–	2,582	100	7,004	51,733	51,863
Liabilities:
Trade payables	1,655	–	–	–	–	1,655	1,655
Other financial liabilities (Refer Note no. 2.12)	8,731	–	205	–	–	8,936	8,936
Total	10,386	–	205	–	–	10,591	10,591

(1) On account of fair value changes including interest accrued

(2) Excludes interest accrued on tax free bonds and government bonds carried at amortized cost of 84 crore

(3)	Excludes unbilled revenue on contracts where the right to consideration is dependent on completion of contractual milestones

Fair value hierarchy

Level 1- Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 -Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3- Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as at March 31, 2020:

(In crore)

Particulars	As at March 31, 2020	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Investments in liquid mutual funds (Refer Note no. 2.4)	2,104	2,104	–	–
Investments in tax-free bonds (Refer Note no. 2.4)	2,122	1,960	162	–
Investments in government bonds (Refer Note no. 2.4)	22	22	–	–
Investments in equity instruments (Refer Note no. 2.4)	1	–	–	1
Investments in preference securities (Refer Note no. 2.4)	110	–	–	110
Investments in non convertible debentures (Refer Note no. 2.4)	2,398	2,032	366	–
Investments in certificates of deposit (Refer Note no. 2.4)	1,126	–	1,126	–
Investment in Government securities (Refer Note no. 2.4)	664	664	–	–
Investments in fixed maturity plan securities (Refer Note no. 2.4)	489	–	489	–
Other investments (Refer Note no. 2.4)	54	–	–	54
Derivative financial instruments - gain on outstanding foreign currency forward and option contracts (Refer Note no. 2.6)	62	–	62	–
Liabilities
Derivative financial instruments - loss on outstanding foreign currency forward and option contracts (Refer Note no. 2.12)	491	–	491	–
Financial liability under option arrangements (refer to note 2.1.1)	621	–	–	621
Liability towards contingent consideration (Refer note no. 2.12)(1)	340	–	–	340

(1) Discount rate pertaining to contingent consideration ranges from 8% to 14% .

During the year ended March 31, 2020, tax free bonds and non-convertible debentures of 662 crore were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted price and 50 crore was transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

The fair value hierarchy of assets and liabilities as at March 31, 2019 was as follows:

(In crore)

Particulars	As at March 31, 2019	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Investments in liquid mutual funds (Refer Note no. 2.4)	1,786	1,786	–	–
Investments in tax free bonds (Refer Note no. 2.4)	2,107	1,836	271	–
Investments in government bonds (Refer Note no. 2.4)	18	18	–	–
Investments in equity instruments (Refer Note no. 2.4)	11	–	–	11
Investments in preference securities (Refer Note no. 2.4)	112	–	–	112
Investments in non convertible debentures (Refer Note no. 2.4)	3,266	1,780	1,486	–
Investments in certificates of deposit (Refer Note no. 2.4)	2,482	–	2,482	–
Investment in Government securities (Refer Note no. 2.4)	724	724	–	–
Investments in commercial paper (Refer Note no. 2.4)	495	–	495	–
Investments in fixed maturity plan securities (Refer Note no. 2.4)	458	–	458	–
Other investments (Refer Note no. 2.4)	16	–	–	16
Derivative financial instruments - gain on outstanding foreign currency forward and option contracts (Refer Note no. 2.6)	336	–	336	–
Liabilities
Derivative financial instruments - loss on outstanding foreign currency forward and option contracts (Refer Note no. 2.12)	15	–	15	–
Liability towards contingent consideration (Refer note no. 2.12)(1)	190	–	–	190

(1) Discount rate pertaining to contingent consideration ranges from 9% to 16% .

During the year ended March 31, 2019, tax free bonds and non-convertible debentures of 336 crore were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted price and 746 crore was transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

A one percentage point change in the unobservable inputs used in fair valuation of Level 3 assets and liabilities does not have a significant impact in its value.

Financial risk management

Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Group's primary focus is to foresee the unpredictability of financial markets and seek to minimize potential adverse effects on its financial performance. The primary market risk to the Group is foreign exchange risk. The Group uses derivative financial instruments to mitigate foreign exchange related risk exposures. The Group's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers.

Market risk

The Group operates internationally and a major portion of the business is transacted in several currencies and consequently the Group is exposed to foreign exchange risk through its sales and services in the United States and elsewhere, and purchases from overseas suppliers in various foreign currencies. The Group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The exchange rate between the Indian rupee and foreign currencies has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of the Group’s operations are adversely affected as the rupee appreciates/ depreciates against these currencies.

The following table analyses the foreign currency risk from financial assets and liabilities as at March 31, 2020:

(In crore)

Particulars	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	1,228	507	163	208	1,242	3,348
Trade receivables	11,565	2,331	1,064	652	2,200	17,812
Other financial assets , loans and other current assets	6,125	1,166	381	330	761	8,763
Trade payables	(764)	(157)	(103)	(74)	(1,453)	(2,551)
Lease liabilities	(1,681)	(988)	(355)	(59)	(496)	(3,579)
Other financial liabilities	(5,086)	(1,013)	(197)	(472)	(1,560)	(8,328)
Net assets / (liabilities)	11,387	1,846	953	585	694	15,465

The following table analyses the foreign currency risk from financial assets and liabilities as at March 31, 2019:

(In crore)

Particulars	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	1,640	266	110	213	1,113	3,342
Trade receivables	9,950	1,844	1,025	527	971	14,317
Other financial assets , loans and other current assets	4,189	873	285	310	748	6,405
Trade payables	(708)	(128)	(139)	(80)	(107)	(1,162)
Other financial liabilities	(4,201)	(560)	(217)	(382)	(759)	(6,119)
Net assets / (liabilities)	10,870	2,295	1,064	588	1,966	16,783

Sensitivity analysis between Indian rupee and U.S. Dollar

Particulars	Three months ended March 31,		Year ended March 31,
	2020	2019	2020	2019
Impact on the Group's incremental operating margins	0.44%	0.45%	0.45%	0.47%

Sensitivity analysis is computed based on the changes in the income and expenses in foreign currency upon conversion into functional currency, due to exchange rate fluctuations between the previous reporting period and the current reporting period.

Derivative financial instruments

The Group holds derivative financial instruments such as foreign currency forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank. These derivative financial instruments are valued based on quoted prices for similar assets and liabilities in active markets or inputs that are directly or indirectly observable in the marketplace.

The details in respect of outstanding foreign currency forward and option contracts are as follows:

Particulars	As at		As at
	March 31, 2020		March 31, 2019
	In million	In crore	In million	In crore
Derivatives designated as cash flow hedges
Option Contracts
In Australian dollars	110	507	120	588
In Euro	120	993	135	1,049
In United Kingdom Pound Sterling	21	196	25	226
Other derivatives
Forward contracts
In Australian dollars	2	9	8	37
In Brazilian Real	57	102	–	–
In Canadian dollars	21	117	13	68
In Chinese Yuan	210	226	–	–
In Euro	191	1,581	176	1,367
In Japanese Yen	–	–	550	34
In New Zealand dollars	16	72	16	75
In Norwegian Krone	40	29	40	32
In Philippine Peso	–	–	–	–
In Poland Zloty	92	165	–	–
In Romanian Leu	20	33	–	–
In Singapore dollars	177	954	140	716
In South African Rand	–	–	–	–
In Swedish Krona	50	37	50	37
In Swiss Franc	1	9	25	172
In U.S. dollars	1,048	7,925	955	6,608
In United Kingdom Pound Sterling	50	469	80	724
Option Contracts
In Australian dollars	–	–	10	49
In Canadian Dollars	–	–	13	69
In Euro	–	–	60	466
In Swiss Franc	–	–	5	35
In U.S. dollars	555	4,196	433	2,995
In United Kingdom Pound Sterling	–	–	10	91
Total forwards and options contracts		17,620		15,438

The foreign exchange forward and option contracts mature within twelve months. The table below analyses the derivative financial instruments into relevant maturity groupings based on the remaining period as at the Balance Sheet date:

(In crore)

Particulars	As at
	March 31, 2020	March 31, 2019
Not later than one month	5,687	4,432
Later than one month and not later than three months	8,727	6,921
Later than three months and not later than one year	3,206	4,085
	17,620	15,438

During the year ended March 31, 2020, the Group has designated certain foreign exchange forward and option contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions. The related hedge transactions for balance in cash flow hedges as of March 31, 2020 are expected to occur and reclassified to the consolidated statement of profit and loss within 3 months.

The Group determines the existence of an economic relationship between the hedging instrument and hedged item based on the currency, amount and timing of its forecasted cash flows. Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument, including whether the hedging instrument is expected to offset changes in cash flows of hedged items.

If the hedge ratio for risk management purposes is no longer optimal but the risk management objective remains unchanged and the hedge continues to qualify for hedge accounting, the hedge relationship will be rebalanced by adjusting either the volume of the hedging instrument or the volume of the hedged item so that the hedge ratio aligns with the ratio used for risk management purposes. Any hedge ineffectiveness is calculated and accounted for in the statement of profit or loss at the time of the hedge relationship rebalancing.

The following table provides reconciliation of cash flow hedge reserve for the three months and year ended March 31, 2020 and March 31, 2019:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2020	2019	2020	2019
Gain/(Loss)
Balance at the beginning of the period	(15)	36	21	–
Gain / (Loss) recognised in other comprehensive income during the period	30	25	25	118
Amount reclassified to profit or loss during the period	(32)	(45)	(73)	(90)
Tax impact on above	2	5	12	(7)
Balance at the end of the period	(15)	21	(15)	21

The Group offsets a financial asset and a financial liability when it currently has a legally enforceable right to set off the recognized amounts and the group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

The quantitative information about offsetting of derivative financial assets and derivative financial liabilities is as follows:

(In crore)

Particulars	As at		As at
	March 31, 2020		March 31, 2019
	Derivative financial asset	Derivative financial liability	Derivative financial asset	Derivative financial liability
Gross amount of recognized financial asset/liability	86	(515)	338	(17)
Amount set off	(24)	24	(2)	2
Net amount presented in Balance Sheet	62	(491)	336	(15)

Credit risk

Credit risk refers to the risk of default on its obligation by the counterparty resulting in a financial loss. The maximum exposure to the credit risk at the reporting date is primarily from trade receivables amounting to 18,487 crore and 14,827 crore as at March 31, 2020 and March 31, 2019, respectively and unbilled revenues amounting to 7,121 crore and 5,374 crore as at March 31, 2020 and March 31, 2019, respectively. Trade receivables and unbilled revenues are typically unsecured and are derived from revenues from customers primarily located in the United States of America. Credit risk has always been managed by the Group through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the Group grants credit terms in the normal course of business. The Group uses the expected credit loss model to assess any required allowances; and uses a provision matrix to compute the expected credit loss allowance for trade receivables and unbilled revenues. This matrix takes into account available external and internal credit risk information such as CDS spread quotes, ratings from international credit rating agencies and the Group's historical collection experience for customers.

The Group's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers. Exposure to customers is diversified and there is no single customer contributing more than 10% of outstanding trade receivables and unbilled revenues.

The following table gives details in respect of percentage of revenues generated from top customer and top ten customers:

(In %)

Particulars	Three months ended March 31,		Year ended March 31,
	2020	2019	2020	2019
Revenue from top customer	3.1	3.3	3.1	3.6
Revenue from top 10 customers	18.7	19.7	19.2	19.0

Credit risk exposure

The allowance for lifetime ECL on customer balances for three months and year ended March 31, 2020 was 72 crore and 161 crore respectively and was 15 crore and 239 crore for the three months and year ended March 31, 2019, respectively

The movement in credit loss allowance on customer balance is as follows:

   (In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2020	2019	2020	2019
Balance at the beginning	653	615	627	449
Impairment loss recognized	72	15	161	239
Write-offs	(28)	–	(100)	(73)
Translation differences	8	(3)	17	12
Balance at the end	705	627	705	627

The gross carrying amount of a financial asset is written off (either partially or in full) when there is no realistic prospect of recovery.

Credit exposure

The Group’s credit period generally ranges from 30-60 days.

(In crore except otherwise stated)

Particulars	As at
	March 31, 2020	March 31, 2019
Trade receivables	18,487	14,827
Unbilled revenues	7,121	5,374

Days sales outstanding was 69 days and 66 days as of March 31, 2020 and March 31, 2019, respectively

Credit risk on cash and cash equivalents is limited as the Group generally invests in deposits with banks and financial institutions with high ratings assigned by international and domestic credit rating agencies. Ratings are monitored periodically and the Group has considered the latest available credit ratings in view of COVID – 19 as at the date of approval of these consolidated financial statements. Majority of investments of the Group are fair valued based on Level 1 or Level 2 inputs. These investments primarily include investment in liquid mutual fund units, fixed maturity plan securities, certificates of deposit, commercial papers, quoted bonds issued by government and quasi-government organizations and non convertible debentures. The Group invests after considering counterparty risks based on multiple criteria including Tier I Capital, Capital Adequacy Ratio, Credit Rating, Profitability, NPA levels and Deposit base of banks and financial institutions. These risks are monitored regularly as per its risk management program.

Liquidity risk

Liquidity risk is defined as the risk that the Group will not be able to settle or meet its obligations on time.

The Group's principal sources of liquidity are cash and cash equivalents and the cash flow that is generated from operations. The Group has no outstanding borrowings. The Group believes that the working capital is sufficient to meet its current requirements.

As at March 31, 2020, the Group had a working capital of 33,720 crore including cash and cash equivalents of 18,649 crore and current investments of 4,655 crore. As at March 31, 2019, the Group had a working capital of 34,240 crore including cash and cash equivalents of 19,568 crore and current investments of 6,627 crore.

As at March 31, 2020 and March 31, 2019, the outstanding compensated absences were 1,870 crore and 1,663 crore, respectively, which have been substantially funded. Accordingly no liquidity risk is perceived.

The table below provides details regarding the contractual maturities of significant financial liabilities as at March 31, 2020:

(In crore)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	2,852	–	–	–	2,852
Other financial liabilities (excluding liability towards contingent consideration) (Refer Note no. 2.12)	7,939	22	5	–	7,966
Financial liability under option arrangements	–	–	621	–	621
Liability towards contingent consideration on an undiscounted basis (Refer Note no. 2.12)	225	75	67	–	367

The table below provides details regarding the contractual maturities of significant financial liabilities as at March 31, 2019:

(In crore)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	1,655	–	–	–	1,655
Other financial liabilities (excluding liability towards contingent consideration) (Refer Note no. 2.12)	8,716	11	4	–	8,731
Liability towards contingent consideration on an undiscounted basis (Refer Note no. 2.12)	114	83	–	36	233

2.11 EQUITY

Accounting policy

Ordinary Shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares, share options and buyback are recognized as a deduction from equity, net of any tax effects.

Treasury Shares

When any entity within the Group purchases the company's ordinary shares, the consideration paid including any directly attributable incremental cost is presented as a deduction from total equity, until they are cancelled, sold or reissued. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to/ from Securities premium.

In December 2017, Ind AS 12 – Income Taxes was amended which clarified that an entity shall recognize the income tax consequences of dividends on financial instruments classified as equity according to where the entity originally recognized those past transactions or events that generated distributable profits were recognized. On April 1, 2019, the Group adopted these amendments and there was no impact of these amendments on the Company’s Consolidated financial statements.

Description of reserves

Retained earnings

Retained earnings represent the amount of accumulated earnings of the Group.

Securities premium

The amount received in excess of the par value has been classified as securities premium.

Share Options Outstanding Account

The Share options outstanding account is used to record the fair value of equity-settled share based payment transactions with employees. The amounts recorded in share options outstanding account are transferred to securities premium upon exercise of stock options and transferred to general reserve on account of stock options not exercised by employees.

Other Reserves

The Special Economic Zone Re-investment reserve has been created out of the profit of the eligible SEZ unit in terms of the provisions of Sec 10AA (1)(ii) of Income Tax Act, 1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in terms of the provisions of the Sec 10AA (2) of the Income Tax Act, 1961.

Capital Redemption Reserve

In accordance with section 69 of the Indian Companies Act, 2013, the Company creates capital redemption reserve equal to the nominal value of the shares bought back as an appropriation from general reserve.

Other components of equity

Other components of equity consist of currency translation, remeasurement of net defined benefit liability / asset, equity instruments fair valued through other comprehensive income, changes on fair valuation of investments and changes in fair value of derivatives designated as cash flow hedges, net of taxes.

Currency translation reserve

The exchange differences arising from the translation of financial statements of foreign subsidiaries with functional currency other than Indian rupees is recognised in other comprehensive income and is presented within equity.

Cash flow hedge reserve

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the consolidated Statement of Profit and Loss upon the occurrence of the related forecasted transaction.

SHARE CAPITAL

(In crore, except as otherwise stated)

Particulars	As at
	March 31, 2020	March 31, 2019
Authorized
Equity shares, 5 par value
4,80,00,00,000 (4,80,00,00,000) equity shares	2,400	2,400
Issued, Subscribed and Paid-Up
Equity shares, 5 par value(1)	2,122	2,170
4,24,07,53,210 (4,33,59,54,462) equity shares fully paid-up(2)
	2,122	2,170

Note: Forfeited shares amounted to 1,500 (1,500)

(1) Refer note no. 2.21 for details of basic and diluted shares

(2) Net of treasury shares 1,82,39,356 (2,03,24,982)

The Company has only one class of shares referred to as equity shares having a par value of 5/-. Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depositary Shares (ADS) carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share.

In the event of liquidation of the Company, the holders of equity shares will be entitled to receive any of the remaining assets of the Company in proportion to the number of equity shares held by the shareholders, after distribution of all preferential amounts. However, no such preferential amounts exist currently, other than the amounts held by irrevocable controlled trusts. For irrevocable controlled trusts, the corpus would be settled in favour of the beneficiaries.

For details of shares reserved for issue under the employee stock option plan of the Company refer to the note below

In the period of five years immediately preceding March 31, 2020:

Bonus Issue

The Company has allotted 2,18,41,91,490 , 1,14,84,72,332 and 57,42,36,166 fully paid-up shares of face value 5/- each during the quarter ended September 30, 2018 , June 30, 2015 and December 31, 2014, respectively pursuant to bonus issue approved by the shareholders through postal ballot. The bonus shares were issued by capitalization of profits transferred from general reserve. Bonus share of one equity share for every equity share held, and a bonus issue, viz., a stock dividend of one American Depositary Share (ADS) for every ADS held, respectively, has been allotted. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder remains unchanged. Options granted under the stock option plan have been adjusted for bonus shares wherever appropriate.

The bonus shares once allotted shall rank pari passu in all respects and carry the same rights as the existing equity shareholders and shall be entitled to participate in full, in any dividend and other corporate action, recommended and declared after the new equity shares are allotted.

Update on capital allocation policy and buyback

In line with the capital allocation policy announced in April 2018, the Board, in its meeting held on January 11, 2019, approved the following :(a) Declared a special dividend of 4/- per equity share; (b) Recommended buyback of Equity Shares from the open market route through Indian stock exchanges of up to 8,260 crore (Maximum Buyback Size) at a price not exceeding 800 per share (Maximum Buyback Price) which would comprise approximately 2.36% of the paid-up equity share capital of the Company, subject to shareholders' approval by way of Postal Ballot.

The shareholders approved the proposal of buyback of equity shares recommended by its Board of Directors in its meeting held on January 11, 2019 through the postal ballot that concluded on March 12, 2019. The buyback was offered to all eligible equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through the stock exchange. The buyback of equity shares through the stock exchange commenced on March 20, 2019 and was completed on August 26, 2019 . During this buyback period the Company had purchased and extinguished a total of 110,519,266 equity shares from the stock exchange at an average buy back price of 747/- per equity share comprising 2.53% of the pre buyback paid-up equity share capital of the Company. The buyback resulted in a cash outflow of 8,260 crore (excluding transaction costs). The Company funded the buyback from its free reserves.In accordance with section 69 of the Companies Act, 2013, as at March 31, 2020 the Company has created ‘Capital Redemption Reserve’ of 55 crore equal to the nominal value of the above shares bought back as an appropriation from general reserve.After the execution of the above buy back, payment of special dividend (including dividend distribution tax) of 2,107 crore in January 2019 and payment of special dividend (including dividend distribution tax) of 2,633 crore in June 2018, the Company has completed the distribution of 13,000 crore, which was announced as part of its capital allocation policy in April 2018.

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the Company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buy back issued shares. As at March 31, 2020, the Company has only one class of equity shares and has no debt. Consequent to the above capital structure there are no externally imposed capital requirements.

Dividend

The final dividend on shares is recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company's Board of Directors.

The Company declares and pays dividends in Indian rupees. The Finance Act 2020 has repealed the Dividend Distribution Tax (DDT). Companies are now required to pay/distribute dividend after deducting applicable taxes. The remittance of dividends outside India is governed by Indian law on foreign exchange and is also subject to withholding tax at applicable rates.

Effective fiscal 2018 the Company’s policy was to pay up to 70% of the free cash flow annually by way of dividend and/or buyback.Effective from fiscal 2020, the company expects to return approximately 85% of the free cash flow cumulatively over a 5-year period through a combination of semi-annual dividends and/or share buyback and/or special dividends, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS. Dividend and buyback include applicable taxes.

Amount of per share dividend recognized as distribution to equity shareholders:

(in )

Particulars	Quarter ended March 31,		Year ended March 31,
	2020	2019	2020	2019
Final dividend for fiscal 2018*	–	–	–	10.25
Special dividend for fiscal 2018*	–	–	–	5.00
Interim dividend for fiscal 2019	–	–	–	7.00
Special dividend for fiscal 2019	–	4.00	–	4.00
Final dividend for fiscal 2019	–	–	10.50	–
Interim dividend for fiscal 2020	–	–	8.00	–

*Dividend per share declared previously, retrospectively adjusted for September 2018 bonus issue

During the year ended March 31, 2020 on account of the final dividend for fiscal 2019 and interim dividend for fiscal 2020 the Company has incurred a net cash outflow of 9,517 crore (excluding dividend paid on treasury shares) inclusive of dividend distribution tax.

The Board of Directors in their meeting on April 20, 2020 recommended a final dividend of 9.50/- per equity share for the financial year ended March 31, 2020. This payment is subject to the approval of shareholders in the Annual General Meeting of the Company. In view of COVID - 19 the Company is working on an Annual General Meeting date which will be announced by the Company in due course. This final dividend if approved by shareholders would result in a net cash outflow of approximately 4,029 crore (excluding dividend paid on treasury shares).

The details of shareholder holding more than 5% shares as at March 31, 2020 and March 31, 2019 are as follows :

Name of the shareholder	As at March 31, 2020		As at March 31, 2019
	Number of shares	% held	Number of shares	% held
Deutsche Bank Trust Company Americas (Depository of ADR's - legal ownership)	73,93,01,182	17.36	74,62,54,648	17.11
Life Insurance Corporation of India	28,20,08,863	6.62	25,43,32,376	5.83

The reconciliation of the number of shares outstanding and the amount of share capital as at March 31, 2020 and March 31, 2019 are as follows:

(In crore, except as stated otherwise)

Particulars	As at March 31, 2020		As at March 31, 2019
	Shares	Amount	Shares	Amount
As at the beginning of the period	433,59,54,462	2,170	217,33,12,301	1,088
Add: Shares issued on exercise of employee stock options - before bonus issue	–	–	3,92,528	–
Add: Bonus shares issued	–	–	2,173,704,829	1,088
Add: Shares issued on exercise of employee stock options - after bonus issue	2,666,014	1	1,196,804	–
Less: Shares bought back (1)(2)	97,867,266	49	12,652,000	6
As at the end of the period	424,07,53,210	2,122	433,59,54,462	2,170

(1) Includes 18,18,000 shares which have been purchased on account of buyback during the three months ended March 31, 2019 and have not been extinguished as of March 31, 2019

(2) Includes 36,36,000 shares which have been purchased on account of buyback during the three months ended March 31, 2019 but have not been settled and therefore not extinguished as of March 31, 2019

Employee Stock Option Plan (ESOP):

Accounting policy

The Group recognizes compensation expense relating to share-based payments in net profit using fair value in accordance with Ind AS 102, Share-Based Payment. The estimated fair value of awards is charged to income on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards with a corresponding increase to share options outstanding account.

Infosys Expanded Stock Ownership Program 2019 (the 2019 Plan) :

On June 22, 2019 pursuant to approval by the shareholders in the Annual General Meeting , the Board has been authorized to introduce, offer, issue and provide share-based incentives to eligible employees of the Company and its subsidiaries under the 2019 Plan. The maximum number of shares under the 2019 plan shall not exceed 50,000,000 equity shares. To implement the 2019 Plan, upto 45,000,000 equity shares may be issued by way of secondary acquisition of shares by Infosys Expanded Stock Ownership Trust. The RSUs granted under the 2019 plan shall vest based on the achievement of defined annual performance parameters as determined by the administrator (Nomination and Remuneration Committee). The performance parameters will be based on a combination of relative Total Shareholder Return (TSR) against selected industry peers and certain broader market domestic and global indices and operating performance metrics of the company as decided by administrator. Each of the above performance parameters will be distinct for the purposes of calculation of quantity of shares to vest based on performance. These instruments will generally vest between a minimum of 1 to maximum of 3 years from the grant date.

2015 Stock Incentive Compensation Plan (the 2015 Plan) :

On March 31, 2016, pursuant to the approval by the shareholders through postal ballot, the Board has been authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Stock Incentive Compensation Plan (the 2015 Plan). The maximum number of shares under the 2015 plan shall not exceed 24,038,883 equity shares (this includes 11,223,576 equity shares which are held by the trust towards the 2011 Plan as at March 31, 2016). The Company expects to grant the instruments under the 2015 Plan over the period of 4 to 7 years. The plan numbers mentioned above would further be adjusted for the September 2018 bonus issue. The equity settled and cash settled RSUs and stock options would vest generally over a period of 4 years and shall be exercisable within the period as approved by the Nomination and Remuneration Committee (NARC). The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant.Consequent to the September, 2018 bonus issue, all the then outstanding options granted under the stock option plan have been adjusted for bonus shares. Unless otherwise stated, all the prior period share numbers, share prices and weighted average exercise prices in this note have been adjusted to give effect to the September 2018 bonus issue.

Controlled trust holds 18,239,356 and 20,324,982 shares as at March 31, 2020 and March 31, 2019, respectively under the 2015 plan. Out of these shares 200,000 equity shares each have been earmarked for welfare activities of the employees as at March 31, 2020 and March 31, 2019.

The following is the summary of grants during the three months and year ended March 31, 2020 and March 31, 2019:

Particulars	2019 Plan				2015 Plan
	Three months ended March 31,		Year ended March 31,		Three months ended March 31,		Year ended March 31,
	2020	2019	2020	2019	2020	2019	2020	2019*
Equity Settled RSU
KMPs	169,000	–	356,793	–	295,800	458,330	507,896	675,530
Employees other than KMP	1,734,500	–	1,734,500	–	1,370,250	1,878,050	3,346,280	3,665,170
	1,903,500	–	2,091,293	–	1,666,050	2,336,380	3,854,176	4,340,700
Cash settled RSU
KMPs	–	–	–	–	180,400	–	180,400	–
Employees other than KMP	–	–	–	–	377,260	21,500	475,740	74,090
	–	–	–	–	557,660	21,500	656,140	74,090
	1,903,500	–	2,091,293	–	2,223,710	2,357,880	4,510,316	4,414,790

*Information is adjusted for September 2018 bonus issue.

Notes on grants to KMP:

CEO & MD

Under the 2015 plan:

In accordance with the employee agreement which has been approved by the shareholders, the CEO is eligible to receive an annual grant of RSUs of fair value 3.25 crore which will vest overtime in three equal annual installments upon the completion of each year of service from the respective grant date. Accordingly, annual time-based grant of 41,782 RSUs was made effective February 27, 2020 for fiscal 2020. Though the annual time based grants for the remaining employment term ending on March 31, 2023 have not been granted as of March 31, 2020, since the service commencement date precedes the grant date, the company has recorded employment stock compensation expense in accordance with Ind AS 102, Share based payments.

The Board, on April 12, 2019, based on the recommendations of the Nomination and Remuneration Committee, approved the performance-based grant of RSUs amounting to 13 crore for the financial year 2020 under the 2015 Plan. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets. Accordingly, 177,887 performance based RSU’s were granted effective May 2, 2019.

In accordance with the shareholders approval in the Annual General meeting held on June 22, 2019, the Board, based on the recommendations of the Nomination and Remuneration Committee, approved to amend the vesting period of the annual performance equity grant from three years to one year. Accordingly the vesting period of 217,200 (adjusted for September 2018 bonus issue) performance based RSUs granted effective May 2, 2018 and 177,887 performance based RSU's granted effective May 2,2019 have been amended to one year.

Under the 2019 plan:

In accordance with the shareholders approval in Annual General meeting held on June 22, 2019, the Board, based on the recommendations of the Nomination and Remuneration Committee, approved performance-based grant of RSUs amounting to 10 crore for financial year 2020 under the 2019 Plan. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets. Accordingly, 134,138 performance based RSU’s were granted effective June 22, 2019.

COO and Whole time director

Under the 2015 plan:

On February 20, 2020, based on the recommendations of the Nomination and Remuneration Committee, the Board, approved time-based grant of 58,650 RSUs granted effective February 27, 2020.

Under the 2019 plan:

In accordance with the shareholders approval in Annual General meeting held on June 22, 2019, the Board, based on the recommendations of the Nomination and Remuneration Committee, approved performance-based grant of RSUs amounting to 4 crore for financial year 2020 under the 2019 Plan. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets. Accordingly, 53,655 performance based RSU’s were granted effective June 22, 2019.

Other KMPs

Under the 2015 plan:

On April 12, 2019, based on the recommendations of the Nomination and Remuneration Committee, in accordance with employment agreement, the Board, approved performance-based grant of 10,263 RSUs and time based grant of 23,946 RSUs to other KMP under the 2015 Plan. The grants were made effective May 2, 2019. The time based RSUs will generally vest over four years and the performance based RSUs will vest over three years based on certain performance targets.On February 20, 2020, based on the recommendations of the Nomination and Remuneration Committee, the Board, approved time based grant of 375,768 RSUs to other KMPs under the 2015 plan. The grants were made effective February 27, 2020. These RSUs will vest over four years.

Under the 2019 plan:

On February 20, 2020, based on the recommendations of the Nomination and Remuneration Committee, the Board, approved performance based grants of 169,000 RSUs to other KMPs under the 2019 plan. The grants were made effective February 27, 2020. These RSUs will vest over three years based on achievement of certain performance targets.

Break-up of employee stock compensation expense:

(in crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2020	2019	2020	2019
Granted to:
KMP	11	10	56	33
Employees other than KMP	55	49	193	169
Total (1)	66	59	249	202
(1) Cash-settled stock compensation expense included above	7	1	11	5

Share based payment arrangements that were modified during the year ended March 31, 2020:

During the year ended March 31, 2020, the company issued stock appreciation rights as replacement for outstanding ADS settled RSU and ESOP awards. The replacement was pursuant to SEBI Circular 'Framework for issue of Depository Receipts' dated October 10, 2019 which prohibited companies to allot ADS to Indian residents and Non resident Indians. The awards were granted after necessary approvals from the NARC. All other terms and conditions of the replaced awards remain the same as the original award.

The replacement awards was accounted as a modification and the fair value on the date of modification of 57 crore is recognized as financial liability with a corresponding adjustment to equity.

The activity in the 2015 and 2019 Plan for equity-settled share based payment transactions during the three months and year ended March 31, 2020 and March 31, 2019 is set out as follows:

Particulars	Three months ended March 31, 2020		Three months ended March 31, 2019		Year ended March 31, 2020		Year ended March 31, 2019*
	Shares arising out of options	Weighted average exercise price ()	Shares arising out of options	Weighted average exercise price ()	Shares arising out of options	Weighted average exercise price ()	Shares arising out of options	Weighted average exercise price ()
2015 Plan: RSU
Outstanding at the beginning	8,679,944	3.77	7,659,466	2.50	9,181,198	3.13	7,500,818	2.50
Granted	1,666,050	5.00	2,336,380	5.00	3,854,176	5.00	4,340,700	3.84
Exercised	955,650	3.72	660,078	2.50	2,561,218	2.95	1,864,510	2.50
Modification to cash settled awards	408,568	–	–	–	1,061,820	–	–	–
Forfeited and expired	200,878	3.74	154,570	2.67	631,438	3.29	795,810	2.61
Outstanding at the end	8,780,898	3.96	9,181,198	3.13	8,780,898	3.96	9,181,198	3.13
Exercisable at the end	392,185	2.54	235,256	2.50	392,185	2.54	235,256	2.50
2015 Plan: Employee Stock Options (ESOPs)
Outstanding at the beginning	1,146,354	520	1,641,600	519	1,623,176	516	1,933,826	493
Granted	–	–	–	–	–	–	–	–
Exercised	31,124	499	8,224	499	104,796	516	117,350	515
Modification to cash settled awards	–	–	–	–	351,550	–	–	–
Forfeited and expired	14,900	499	10,200	499	66,500	528	193,300	521
Outstanding at the end	1,100,330	539	1,623,176	516	1,100,330	539	1,623,176	516
Exercisable at the end	780,358	543	698,500	517	780,358	543	698,500	517
2019 Plan: RSU
Outstanding at the beginning	187,793	5.00	–	–	–	–	–	–
Granted	1,903,500	5.00	–	–	2,091,293	5.00	–	–
Exercised	–	–	–	–	–	–	–	–
Forfeited and expired	–	–	–	–	–	–	–	–
Outstanding at the end	2,091,293	5.00	–	–	2,091,293	5.00	–	–
Exercisable at the end	–	–	–	–	–	–	–	–

* Information is adjusted for September, 2018 bonus issue

During the three months ended March 31, 2020 and March 31, 2019 the weighted average share price of options exercised under the 2015 Plan on the date of exercise was 720 and 732 respectively.

During the year ended March 31, 2020 and March 31, 2019 the weighted average share price of options exercised under the 2015 Plan on the date of exercise was 751 and 701 (adjusted for September 2018 bonus issue) respectively.

The summary of information about equity settled RSUs and ESOPs outstanding as at March 31, 2020 is as follows:

	2019 plan - Options outstanding			2015 plan - Options outstanding
Range of exercise prices per share ()	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ()	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ()
2015 Plan:
0 - 5 (RSU)	2,091,293	1.76	5.00	8,780,898	1.59	3.96
450 - 600 (ESOP)	–	–	–	1,100,330	3.48	539
	2,091,293	1.76	5.00	9,881,228	1.80	64

The summary of information about equity settled RSUs and ESOPs outstanding as at March 31, 2019 was as follows:

	2015 Plan- Options outstanding*
Range of exercise prices per share ()	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ()
2015 Plan:
0 - 5 (RSU)	9,181,198	1.70	3.13
450 - 600 (ESOP)	1,623,176	5.04	516
	10,804,374	2.20	80

* Information is adjusted for September, 2018 bonus issue

As at March 31, 2020 and March 31, 2019, 1,812,895 and 1,77,454 (net of forfeitures) cash settled options were outstanding respectively. The carrying value of liability towards cash settled share based payments was 48 crore and 9 crore as at March 31, 2020 and March 31, 2019 respectively.

The fair values of the awards are estimated using the Black-Scholes Model for time and non-market performance based options and Monte Carlo simulation model is used for TSR based options. The inputs to the model include the share price at date of grant, exercise price, expected volatility, expected dividends, expected term and the risk free rate of interest. Expected volatility during the expected term of the options is based on historical volatility of the observed market prices of the Company's publicly traded equity shares during a period equivalent to the expected term of the options. Expected volatility of the comparative company have been modelled based on historical movements in the market prices of their publicly traded equity shares during a period equivalent to the expected term of the options. Correlation coefficient is calculated between each peer entity and the indices as a whole or between each entity in the peer group.

The fair value of each equity settled award is estimated on the date of grant using the Black-Scholes-Merton model with the following assumptions:

Particulars	For options granted in
	Fiscal 2020- Equity Shares-RSU	Fiscal 2020- ADS-RSU	Fiscal 2019- Equity Shares-RSU	Fiscal 2019- ADS-RSU
Weighted average share price () / ($ ADS)(1)	728	10.52	696	10.77
Exercise price ()/ ($ADS)(1)	5.00	0.07	3.31	0.06
Expected volatility (%)	22-30	22-26	21-25	22-26
Expected life of the option (years)	1-4	1-4	1-4	1-4
Expected dividends (%)	2-3	2-3	2.65	2.65
Risk-free interest rate (%)	6-7	1-3	7-8	2-3
Weighted average fair value as on grant date () / ($ADS)(1)	607	7.84	648	10.03

(1)Fiscal 2019 values are adjusted for September 2018 bonus issue wherever applicable

The expected life of the RSU/ESOP is estimated based on the vesting term and contractual term of the RSU/ESOP, as well as expected exercise behavior of the employee who receives the RSU/ESOP.

2.12 OTHER FINANCIAL LIABILITIES

(In crore)

Particulars	As at
	March 31, 2020	March 31, 2019
Non-current
Others
Accrued compensation to employees (1)	22	15
Compensated absences	38	44
Financial liability under option arrangements (refer to note 2.1.1)(2)	621	–
Payable for acquisition of business (refer to note 2.1.1) (2)
Contingent consideration	121	88
Other Payables (1)	5	–
Total non-current other financial liabilities	807	147
Current
Unpaid dividends (1)	30	29
Others
Accrued compensation to employees (1)	2,958	2,572
Accrued expenses (1)	3,921	3,319
Retention monies (1)	72	112
Payable for acquisition of business
Contingent consideration (refer note no. 2.1.1) (2)	219	102
Payable by controlled trusts (1)	188	168
Financial liability relating to buyback (refer to note 2.11)(1) (4)	–	1,202
Compensated absences	1,832	1,619
Foreign currency forward and options contracts (2)(3)	491	15
Capital creditors (1)	280	676
Other payables (1)	490	638
Total current other financial liabilities	10,481	10,452
Total other financial liabilities	11,288	10,599
(1) Financial liability carried at amortized cost	7,966	8,731
(2) Financial liability carried at fair value through profit or loss	1,432	205
(3) Financial liability carried at fair value through other comprehensive income	20	–
Contingent consideration on undiscounted basis	367	233

(4)In accordance with Ind AS 32, Financial Instruments : Presentation, the Company has recorded a financial liability as at March 31, 2019 for the obligation to acquire its own equity shares to the extent of standing instructions provided to its registered broker for the buyback (refer to note 2.11). The financial liability is recognised at the present value of the maximum amount that the Company would be required to pay to the registered broker for buyback, with a corresponding debit in general reserve / retained earnings. The liability has been utilized towards buyback of equity shares which was completed on August 26, 2019.

2.13 OTHER LIABILITIES

(In crore)

Particulars	As at
	March 31, 2020	March 31, 2019
Non-current
Others
Deferred income - government grant on land use rights	43	42
Accrued gratuity (refer to note 2.20.1)	28	30
Accrued provident fund liability (refer to note 2.20.2)	185	–
Deferred rent (refer to note 2.19)	–	174
Deferred income	21	29
Others	2	–
Total non-current other liabilities	279	275
Current
Unearned revenue	2,990	2,809
Client deposit	18	26
Others
Withholding taxes and others	1,759	1,487
Accrued gratuity (refer to note 2.20.1)	3	2
Accrued provident fund liability (refer to note 2.20.2)	64	–
Deferred rent (refer to note 2.19)	–	63
Deferred income - government grant on land use rights	2	1
Others	6	–
Total current other liabilities	4,842	4,388
Total other liabilities	5,121	4,663

2.14 PROVISIONS

Accounting policy

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that is reasonably estimable, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Contingent liability is a possible obligation arising from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity or a present obligation that arises from past events but is not recognised because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability.

a. Post sales client support

The Group provides its clients with a fixed-period post sales support on its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in Consolidated Statement of Profit and Loss. The Group estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

b. Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established the Group recognizes any impairment loss on the assets associated with that contract.

Provision for post-sales client support and other provisions

(In crore)

Particulars	As at
	March 31, 2020	March 31, 2019
Current
Others
Post-sales client support and other provisions	572	576
Total provisions	572	576

The movement in the provision for post-sales client support and other provisions is as follows :

(In crore)

Particulars	Three months ended	Year ended
	March 31, 2020	March 31, 2020
Balance at the beginning	603	576
Provision recognized/(reversed)	1	116
Provision utilized	(66)	(174)
Exchange difference	34	54
Balance at the end	572	572

Provision for post sales client support and other provisions represents cost associated with providing post sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 1 year.

2.15 INCOME TAXES

Accounting policy

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in net profit in the Consolidated Statement of Profit and Loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future. The Group offsets current tax assets and current tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full financial year. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to securities premium.

Income tax expense in the consolidated Statement of Profit and Loss comprises:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2020	2019	2020	2019
Current taxes	1,335	1,193	5,775	5,727
Deferred taxes	(174)	12	(407)	(96)
Income tax expense	1,161	1,205	5,368	5,631

During the year ended March 31, 2019, the Company entered into Advance Pricing Agreement (APA) in overseas jurisdictions resulting in a reversal of income tax expense of 94 crore which pertained to prior periods.

Additionally, income tax expense for the three months ended March 31, 2020 and March 31, 2019 includes reversal (net of provisions) of 183 crore and 82 crore, respectively. Income tax expense for the year ended March 31, 2020 and March 31, 2019 includes reversal (net of provisions) of 379 crore and 129 crore, respectively. These reversals pertain to prior periods on account of adjudication of certain disputed matters in favor of the company across various jurisdictions and on account of changes to tax regulations.

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is summarized below:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2020	2019	2020	2019
Profit before income taxes	5,496	5,283	22,007	21,041
Enacted tax rates in India	34.94%	34.94%	34.94%	34.94%
Computed expected tax expense	1,921	1,846	7,691	7,353
Tax effect due to non-taxable income for Indian tax purposes	(741)	(755)	(2,718)	(2,705)
Overseas taxes	125	122	728	719
Tax provision (reversals)	(183)	(176)	(379)	(176)
Effect of exempt non-operating income	(16)	(13)	(41)	(58)
Effect of unrecognized deferred tax assets	(9)	17	53	92
Effect of differential tax rates	(7)	2	(81)	(1)
Effect of non-deductible expenses	13	47	120	353
Branch profit tax (net of credits)	55	108	(35)	25
Others	3	7	30	29
Income tax expense	1,161	1,205	5,368	5,631

The applicable Indian corporate statutory tax rate for the year ended March 31, 2020 and March 31, 2019 is 34.94% each.

The foreign tax expense is due to income taxes payable overseas principally in the United States. In India, the Group has benefited from certain tax incentives that the Government of India had provided for export of software and services from the units registered under the Special Economic Zones (SEZs) Act, 2005. SEZ units which began the provision of services on or after April 1, 2005 are eligible for a deduction of 100% of profits or gains derived from the export of services for the first five years from the financial year in which the unit commenced the provision of services and 50% of such profits or gains for further five years. Up to 50% of such profits or gains is also available for a further five years subject to creation of a Special Economic Zone re-Investment Reserve out of the profit of the eligible SEZ units and utilization of such reserve by the Group for acquiring new plant and machinery for the purpose of its business as per the provisions of the Income Tax Act, 1961.

Deferred income tax for the three months and year ended March 31, 2020 and March 31, 2019 substantially relates to origination and reversal of temporary differences.

Infosys is subject to a 15% BPT in the U.S. to the extent its U.S. branch's net profit during the year is greater than the increase in the net assets of the U.S. branch during the year, computed in accordance with the Internal Revenue Code. As at March 31, 2020, Infosys' U.S. branch net assets amounted to approximately 5,474 crore. As at March 31, 2020, the Company has a deferred tax liability for branch profit tax of  178 crore (net of credits), as the Company estimates that these branch profits are expected to be distributed in the foreseeable future.

Deferred income tax liabilities have not been recognized on temporary differences amounting to 8,447 crore and 6,007 crore as at March 31, 2020 and March 31, 2019, respectively, associated with investments in subsidiaries and branches as it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets have not been recognized on accumulated losses of 3,187 crore and 2,624 crore as at March 31, 2020 and March 31, 2019, respectively, as it is probable that future taxable profit will be not available against which the unused tax losses can be utilized in the foreseeable future.

The following table provides details of expiration of unused tax losses as at March 31, 2020:

(In crore)

Year	As at
March 31, 2020
2021	83
2022	142
2023	209
2024	172
2025	121
Thereafter	2,460
Total	3,187

The following table provides details of expiration of unused tax losses as at March 31, 2019:

(In crore)

Year	As at
March 31, 2019
2020	173
2021	80
2022	142
2023	198
2024	187
Thereafter	1,844
Total	2,624

The following table provides the details of income tax assets and income tax liabilities as at March 31, 2020 and March 31, 2019:

(In crore)

Particulars	As at
	March 31, 2020	March 31, 2019
Income tax assets	5,391	6,743
Current income tax liabilities	1,490	1,567
Net current income tax asset / (liability) at the end	3,901	5,176

The gross movement in the current income tax asset/ (liability) for the three months and year ended March 31, 2020 and March 31, 2019 is as follows:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2020	2019	2020	2019
Net current income tax asset/ (liability) at the beginning	3,739	4,783	5,176	4,027
Translation differences	(1)	2	(4)	(1)
Income tax paid	1,586	1,573	4,550	6,832
Current income tax expense	(1,335)	(1,193)	(5,775)	(5,727)
Reclassified under assets held for sale (refer note no. 2.1.2)	–	–	–	23
Reclassified from held for sale (Refer note 2.1.2)	–	–	–	13
Income tax benefit arising on exercise of stock options	3	5	9	8
Additions through business combination	–	–	(40)	(9)
Tax impact on buyback expenses	–	4	4	4
Income tax on other comprehensive income	(91)	2	(19)	6
Net current income tax asset/ (liability) at the end	3,901	5,176	3,901	5,176

The movement in gross deferred income tax assets / liabilities (before set off) for the three months ended March 31, 2020 is as follows:

(In crore)

Particulars	Carrying value as at January 1, 2020	Changes through profit and loss	Addition through business combination	Changes through OCI	Impact on account of Ind AS 116 adoption	Reclassified from Held for Sale, net	Translation difference	Carrying value as of March 31, 2020
Deferred income tax assets/(liabilities)
Property, plant and equipment	248	(5)	–	–	–	–	1	244
Lease liabilities	79	57	–	–	–	–	–	136
Accrued compensation to employees	36	16	–	–	–	–	–	52
Trade receivables	185	12	–	–	–	–	–	197
Compensated absences	439	(6)	–	–	–	–	–	433
Post sales client support	108	2	–	–	–	–	1	111
Credits related to branch profits	245	117	–	–	–	–	15	377
Derivative financial instruments	(8)	168	–	2	–	–	–	162
Intangible assets	18	–	–	–	–	–	2	20
Intangibles arising on business combinations	(277)	14	(150)	–	–	–	(13)	(426)
Branch profit tax	(361)	(172)	–	–	–	–	(22)	(555)
Others	53	(29)	–	–	–	–	1	25
Total deferred income tax assets/(liabilities)	765	174	(150)	2	–	–	(15)	776

The movement in gross deferred income tax assets / liabilities (before set off) for the three months ended March 31, 2019 is as follows:

(In crore)

Particulars	Carrying value as at January 1, 2019	Changes through profit and loss	Addition through business combination	Changes through OCI	Impact on account of Ind AS 116	Reclassified as Held for Sale, net	Translation difference	Carrying value as of March 31, 2019
Deferred income tax assets/(liabilities)
Property, plant and equipment	242	20	–	–	–	–	–	262
Accrued compensation to employees	25	6	–	–	–	–	–	31
Trade receivables	165	11	–	–	–	–	–	176
Compensated absences	387	10	–	–	–	–	–	397
Post sales client support	111	(7)	–	–	–	–	–	104
Credits related to branch profits	261	81	–	–	–	–	(2)	340
Derivative financial instruments	(104)	(7)	–	5	–	–	–	(106)
Intangible assets	16	–	–	–	–	–	–	16
Intangibles arising on business combinations	(163)	34	–	–	–	–	1	(128)
Branch profit tax	(355)	(189)	–	–	–	–	3	(541)
Others	100	29	–	17	–	–	3	149
Total deferred income tax assets/(liabilities)	685	(12)	–	22	–	–	5	700

The movement in gross deferred income tax assets / liabilities (before set off) for the year ended March 31, 2020 is as follows:

(In crore)

Particulars	Carrying value as at April 1, 2019	Changes through profit and loss	Addition through business combination	Changes through OCI	Impact on account of Ind AS 116 adoption	Reclassified from Held for Sale, net	Translation difference	Carrying value as of March 31, 2020
Deferred income tax assets/(liabilities)
Property, plant and equipment	262	(20)	1	–	–	–	1	244
Lease liabilities	52	76	–	–	6	–	2	136
Accrued compensation to employees	31	23	–	–	–	–	(2)	52
Trade receivables	176	21	–	–	–	–	–	197
Compensated absences	397	35	–	–	–	–	1	433
Post sales client support	104	7	–	–	–	–	–	111
Credits related to branch profits	340	14	–	–	–	–	23	377
Derivative financial instruments	(106)	255	–	12	–	–	1	162
Intangible assets	16	1	–	–	–	–	3	20
Intangibles arising on business combinations	(128)	44	(326)	–	–	–	(16)	(426)
Branch profit tax	(541)	22	–	–	–	–	(36)	(555)
Others	97	(71)	9	(7)	–	–	(3)	25
Total deferred income tax assets/(liabilities)	700	407	(316)	5	6	–	(26)	776

The movement in gross deferred income tax assets / liabilities (before set off) for the year ended March 31, 2019 is as follows:

(In crore)

Particulars	Carrying value as at April 1, 2018	Changes through profit and loss	Addition through business combination	Changes through OCI	Impact on account of Ind AS 116 adoption	Reclassified from Held for Sale, net	Translation difference	Carrying value as of March 31, 2019
Deferred income tax assets/(liabilities)
Property, plant and equipment	215	46	–	–	–	1	–	262
Accrued compensation to employees	12	16	–	–	–	2	1	31
Trade receivables	141	35	–	–	–	–	–	176
Compensated absences	366	29	–	–	–	2	–	397
Post sales client support	98	5	–	–	–	–	1	104
Credits related to branch profits	341	(22)	–	–	–	–	21	340
Derivative financial instruments	11	(111)	–	(7)	–	–	1	(106)
Intangible assets	9	6	–	–	–	–	1	16
Intangibles arising on business combinations	(38)	63	(56)	–	–	(86)	(11)	(128)
Branch profit tax	(505)	(3)	–	–	–	–	(33)	(541)
Others	91	32	(8)	8	–	28	(2)	149
Total deferred income tax assets/(liabilities)	741	96	(64)	1	–	(53)	(21)	700

The deferred income tax assets and liabilities are as follows:

(In crore)

Particulars	As at
	March 31, 2020	March 31, 2019
Deferred income tax assets after set off	1,744	1,372
Deferred income tax liabilities after set off	(968)	(672)

Deferred tax assets and deferred tax liabilities have been offset wherever the Group has a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority.

In assessing the reliability of deferred income tax assets, the management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. The management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes that the Group will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

2.16 REVENUE FROM OPERATIONS

Accounting policy

The Group derives revenues primarily from IT services comprising software development and related services, maintenance, consulting and package implementation, and from licensing of software products and platforms across the Group’s core and digital offerings (together called as “software related services”). Contracts with customers are either on a time-and-material, unit of work, fixed-price or on a fixed-timeframe basis.

Effective April 1, 2018, the Company adopted Ind AS 115 “Revenue from Contracts with Customers” using the cumulative catch-up transition method, applied to contracts that were not completed as of April 1, 2018. The effect on adoption of Ind AS 115 was insignificant.

Revenues from customer contracts are considered for recognition and measurement when the contract has been approved by the parties, in writing, to the contract, the parties to contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. Revenue is recognized upon transfer of control of promised products or services (“performance obligations”) to customers in an amount that reflects the consideration the Group has received or expects to receive in exchange for these products or services (“transaction price”). When there is uncertainty as to collectability, revenue recognition is postponed until such uncertainty is resolved.

The Group assesses the services promised in a contract and identifies distinct performance obligations in the contract. The Group allocates the transaction price to each distinct performance obligation based on the relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In the absence of such evidence, the primary method used to estimate standalone selling price is the expected cost plus a margin, under which the Group estimates the cost of satisfying the performance obligation and then adds an appropriate margin based on similar services.

The Group’s contracts may include variable consideration including rebates, volume discounts and penalties. The Group includes variable consideration as part of transaction price when there is a basis to reasonably estimate the amount of the variable consideration and when it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved.

Revenue on time-and-material and unit of work based contracts, are recognized as the related services are performed. Fixed price maintenance revenue is recognized ratably either on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or using a percentage of completion method when the pattern of benefits from the services rendered to the customer and Group’s costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. Revenue from other fixed-price, fixed-timeframe contracts, where the performance obligations are satisfied over time is recognized using the percentage-of-completion method. Efforts or costs expended have been used to determine progress towards completion as there is a direct relationship between input and productivity. Progress towards completion is measured as the ratio of costs or efforts incurred to date (representing work performed) to the estimated total costs or efforts. Estimates of transaction price and total costs or efforts are continuously monitored over the lives of the contracts and are recognized in profit or loss in the period when these estimates change or when the estimates are revised. Revenues and the estimated total costs or efforts are subject to revision as the contract progresses. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

The billing schedules agreed with customers include periodic performance based billing and / or milestone based progress billings. Revenues in excess of billing are classified as unbilled revenue while billing in excess of revenues are classified as contract liabilities (which we refer to as unearned revenues).

In arrangements for software development and related services and maintenance services, by applying the revenue recognition criteria for each distinct performance obligation, the arrangements with customers generally meet the criteria for considering software development and related services as distinct performance obligations. For allocating the transaction price, the Group has measured the revenue in respect of each performance obligation of a contract at its relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In cases where the Group is unable to determine the standalone selling price, the Group uses the expected cost plus margin approach in estimating the standalone selling price. For software development and related services, the performance obligations are satisfied as and when the services are rendered since the customer generally obtains control of the work as it progresses.

Revenue from licenses where the customer obtains a “right to use” the licenses is recognized at the time the license is made available to the customer. Revenue from licenses where the customer obtains a “right to access” is recognized over the access period.

Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS).When implementation services are provided in conjunction with the licensing arrangement and the license and implementation have been identified as two distinct separate performance obligations, the transaction price for such contracts are allocated to each performance obligation of the contract based on their relative standalone selling prices. In the absence of standalone selling price for implementation, the Group uses the expected cost plus margin approach in estimating the standalone selling price. Where the license is required to be substantially customized as part of the implementation service the entire arrangement fee for license and implementation is considered to be a single performance obligation and the revenue is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the performance obligations are satisfied. ATS revenue is recognized ratably over the period in which the services are rendered.

Contracts with customers includes subcontractor services or third-party vendor equipment or software in certain integrated services arrangements. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Group is acting as an agent between the customer and the vendor, and gross when the Group is the principal for the transaction. In doing so, the group first evaluates whether it controls the good or service before it is transferred to the customer. The Group considers whether it has the primary obligation to fulfil the contract, inventory risk, pricing discretion and other factors to determine whether it controls the goods or service and therefore is acting as a principal or an agent.

The incremental costs of obtaining a contract (i.e., costs that would not have been incurred if the contract had not been obtained) are recognized as an asset if the Group expects to recover them. Any capitalized contract costs are amortized, with the expense recognised as the Group transfers the related goods or services to the customer.

The Group presents revenues net of indirect taxes in its consolidated statement of profit and loss.

Revenues for the three months and year ended March 31, 2020 and March 31, 2019 are as follows:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2020	2019	2020	2019
Revenue from software services	21,808	20,372	85,260	78,359
Revenue from products and platforms	1,459	1,167	5,531	4,316
Total revenue from operations	23,267	21,539	90,791	82,675

The Group has evaluated the impact of COVID – 19 resulting from (i) the possibility of constraints to render services which may require revision of estimations of costs to complete the contract because of additional efforts;(ii) onerous obligations;(iii) penalties relating to breaches of service level agreements, and (iv) termination or deferment of contracts by customers. The Group has concluded that the impact of COVID – 19 is not material based on these estimates. Due to the nature of the pandemic, the Group will continue to monitor developments to identify significant uncertainties relating to revenue in future periods.

Disaggregated revenue information

The table below presents disaggregated revenues from contracts with customers by geography and offerings for each of our business segments. The Group believes that this disaggregation best depicts how the nature, amount, timing and uncertainty of our revenues and cash flows are affected by industry, market and other economic factors.

For the three months ended March 31, 2020 and March 31, 2019

(In crore)

Particulars	Financial Services (1)	Retail(2)	Communication (3)	Energy , Utilities, Resources and Services	Manufacturing	Hi-Tech	Life Sciences(4)	Others (5)	Total
Revenues by Geography*
North America	4,276	2,433	1,796	1,619	1,322	1,700	1,015	170	14,331
	4,093	2,206	1,763	1,513	1,150	1,575	767	126	13,193
Europe	1,540	993	555	1,110	937	54	435	58	5,682
	1,255	987	464	975	918	35	492	41	5,167
India	342	10	38	5	25	65	11	113	609
	296	6	23	1	21	32	4	110	493
Rest of the world	1,124	186	628	258	79	12	23	335	2,645
	1,161	217	671	258	72	8	24	275	2,686
Total	7,282	3,622	3,017	2,992	2,363	1,831	1,484	676	23,267
	6,805	3,416	2,921	2,747	2,161	1,650	1,287	552	21,539
Revenue by offerings
Digital	3,164	1,683	1,314	1,248	949	682	508	217	9,765
	2,288	1,297	1,023	925	716	593	333	107	7,282
Core	4,118	1,939	1,703	1,744	1,414	1,149	976	459	13,502
	4,517	2,119	1,898	1,822	1,445	1,057	954	445	14,257
Total	7,282	3,622	3,017	2,992	2,363	1,831	1,484	676	23,267
	6,805	3,416	2,921	2,747	2,161	1,650	1,287	552	21,539

For the year ended March 31, 2020 and March 31, 2019

(In crore)

Particulars	Financial Services (1)	Retail(2)	Communication (3)	Energy , Utilities, Resources and Services	Manufacturing	Hi-Tech	Life Sciences(4)	Others (5)	Total
Revenues by Geography*
North America	16,749	9,222	7,332	6,456	5,131	6,537	3,816	564	55,807
	16,052	8,792	5,579	5,867	4,336	5,914	3,066	432	50,038
Europe	5,983	3,966	1,925	4,207	3,576	191	1,892	176	21,916
	4,890	3,836	1,897	3,550	3,497	106	2,011	155	19,942
India	1,311	48	192	12	88	207	39	468	2,365
	1,209	23	56	3	86	137	12	522	2,048
Rest of the world	4,582	799	2,535	1,061	336	37	90	1,263	10,703
	4,326	905	2,894	970	233	20	114	1,185	10,647
Total	28,625	14,035	11,984	11,736	9,131	6,972	5,837	2,471	90,791
	26,477	13,556	10,426	10,390	8,152	6,177	5,203	2,294	82,675
Revenue by offerings
Digital	11,562	6,165	4,843	4,485	3,481	2,541	1,850	690	35,617
	8,277	4,715	3,598	3,061	2,427	2,084	1,289	346	25,797
Core	17,063	7,870	7,141	7,251	5,650	4,431	3,987	1,781	55,174
	18,200	8,841	6,828	7,329	5,725	4,093	3,914	1,948	56,878
Total	28,625	14,035	11,984	11,736	9,131	6,972	5,837	2,471	90,791
	26,477	13,556	10,426	10,390	8,152	6,177	5,203	2,294	82,675

(1) Financial Services include enterprises in Financial Services and Insurance

(2) Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics

(3) Communication includes enterprises in Communication, Telecom OEM and Media

(4) Life Sciences includes enterprises in Life sciences and Health care

(5)	Others include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services

* Geographical revenues is based on the domicile of customer.

Digital Services

Digital Services comprise of service and solution offerings of the Group that enable our clients to transform their businesses. These include offerings that enhance customer experience, leverage AI-based analytics and big data, engineer digital products and IoT, modernize legacy technology systems, migrate to cloud applications and implement advanced cyber security systems.

Core Services

Core Services comprise traditional offerings of the Group that have scaled and industrialized over a number of years. These primarily include application management services, proprietary application development services, independent validation solutions, product engineering and management, infrastructure management services, traditional enterprise application implementation, support and integration services.

Products & platforms

The Group also derives revenues from the sale of products and platforms including Finacle – core banking solution, Edge Suite of products, Infosys Nia - Artificial Intelligence (AI) platform which applies next-generation AI and machine learning, Stater digital platform and Infosys McCamish- insurance platform.

The percentage of revenue from fixed price contracts for each of the three months and year ended March 31, 2020 and March 31, 2019 is approximately 55%.

Trade Receivables and Contract Balances

The timing of revenue recognition, billings and cash collections results in Receivables, Unbilled Revenue, and Unearned Revenue on the Group’s Consolidated Balance Sheet. Amounts are billed as work progresses in accordance with agreed-upon contractual terms, either at periodic intervals (e.g., monthly or quarterly) or upon achievement of contractual milestones.

The Group’s Receivables are rights to consideration that are unconditional. Unbilled revenues comprising revenues in excess of billings from time and material contracts and fixed price maintenance contracts are classified as financial asset when the right to consideration is unconditional and is due only after a passage of time.

Invoicing to the clients for other fixed price contracts is based on milestones as defined in the contract and therefore the timing of revenue recognition is different from the timing of invoicing to the customers. Therefore Unbilled Revenues for other fixed price contracts (contract asset) are classified as non-financial asset because the right to consideration is dependent on completion of contractual milestones.

Invoicing in excess of earnings are classified as unearned revenue.

Trade receivables and unbilled revenues are presented net of impairment in the consolidated Balance Sheet.

During the year ended March 31, 2020 and March 31, 2019 , the company recognized revenue of 2,421 crore and 2,237 crore arising from opening unearned revenue as of April 1, 2019 and April 1, 2018 respectively.

During the year ended March 31, 2020 and March 31, 2019, 2,971 crore and 2,685 crore of unbilled revenue pertaining to other fixed price development contracts as of April 1, 2019 and April 1, 2018, respectively has been reclassified to Trade receivables upon billing to customers on completion of milestones.

Performance obligations and remaining performance obligations

The remaining performance obligation disclosure provides the aggregate amount of the transaction price yet to be recognized as at the end of the reporting period and an explanation as to when the Group expects to recognize these amounts in revenue. Applying the practical expedient as given in Ind AS 115, the Group has not disclosed the remaining performance obligation related disclosures for contracts where the revenue recognized corresponds directly with the value to the customer of the entity's performance completed to date, typically those contracts where invoicing is on time and material and unit of work based contracts. Remaining performance obligation estimates are subject to change and are affected by several factors, including terminations, changes in the scope of contracts, periodic revalidations, adjustment for revenue that has not materialized and adjustments for currency.

The aggregate value of performance obligations that are completely or partially unsatisfied as at March 31, 2020, other than those meeting the exclusion criteria mentioned above, is 55,926 crore. Out of this, the Group expects to recognize revenue of around 51% within the next one year and the remaining thereafter. The aggregate value of performance obligations that are completely or partially unsatisfied as at March 31, 2019 is 51,274 crore. The contracts can generally be terminated by the customers and typically includes an enforceable termination penalty payable by them. Generally, customers have not terminated contracts without cause.

2.17 OTHER INCOME, NET

Accounting policy

Other income is comprised primarily of interest income, dividend income, gain/loss on investment and exchange gain/loss on forward and options contracts and on translation of other assets and liabilities. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

Foreign currency

Accounting policy

Functional currency

The functional currency of Infosys, Infosys BPM, controlled trusts, EdgeVerve and Skava is the Indian rupee. The functional currencies for other subsidiaries are their respective local currencies. These financial statements are presented in Indian rupees (rounded off to crore; one crore equals ten million).

Transactions and translations

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are recognized in the Consolidated Statement of Profit and Loss and reported within exchange gains/ (losses) on translation of assets and liabilities, net, except when deferred in Other Comprehensive Income as qualifying cash flow hedges. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction.

Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

The translation of financial statements of the foreign subsidiaries to the presentation currency is performed for assets and liabilities using the exchange rate in effect at the Balance Sheet date and for revenue, expense and cash-flow items using the average exchange rate for the respective periods. The gains or losses resulting from such translation are included in currency translation reserves under other components of equity. When a subsidiary is disposed off, in full, the relevant amount is transferred to net profit in the Consolidated Statement of Profit and Loss. However when a change in the parent's ownership does not result in loss of control of a subsidiary, such changes are recorded through equity.

Other Comprehensive Income, net of taxes includes translation differences on non-monetary financial assets measured at fair value at the reporting date, such as equities classified as financial instruments and measured at fair value through other comprehensive income (FVOCI).

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the exchange rate in effect at the Balance Sheet date.

Effective April 1, 2018, the Group has adopted Appendix B to Ind AS 21- Foreign Currency Transactions and Advance Consideration which clarifies the date of transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income when an entity has received or paid advance consideration in a foreign currency. The effect on account of adoption of this amendment was insignificant.

Government grant

The Group recognizes government grants only when there is reasonable assurance that the conditions attached to them shall be complied with, and the grants will be received. Government grants related to assets are treated as deferred income and are recognized in net profit in the Consolidated Statement of Profit and Loss on a systematic and rational basis over the useful life of the asset. Government grants related to revenue are recognized on a systematic basis in net profit in the Consolidated Statement of Profit and Loss over the periods necessary to match them with the related costs which they are intended to compensate.

Other income for the three months and year ended March 31, 2020 and March 31, 2019 is as follows:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2020	2019	2020	2019
Interest income on financial assets carried at amortized cost:
Tax free bonds and Government bonds	35	35	143	143
Deposit with Bank and others	292	320	1,146	1,261
Interest income on financial assets carried at fair value through other comprehensive income:
Non-convertible debentures and certificates of deposit, commercial paper and government securities	65	142	322	646
Income on investments carried at fair value through profit or loss
Dividend income on liquid mutual funds	–	1	2	2
Gain / (loss) on liquid mutual funds and other investments	35	65	183	170
Income on investments carried at fair value through other comprehensive income	4	–	41	–
Interest income on income tax refund	8	–	259	51
Exchange gains/ (losses) on foreign currency forward and options contracts	(477)	195	(511)	185
Exchange gains/ (losses) on translation of assets and liabilities	594	(139)	1,023	133
Miscellaneous income, net	58	46	195	291
Total other income	614	665	2,803	2,882

2.18 EXPENSES

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2020	2019	2020	2019
Employee benefit expenses
Salaries including bonus	12,489	11,701	49,252	43,894
Contribution to provident and other funds	283	234	1,107	946
Share based payments to employees (Refer note no. 2.11)	66	59	249	202
Staff welfare	78	80	279	273
	12,916	12,074	50,887	45,315
Cost of software packages and others
For own use	268	237	1,035	930
Third party items bought for service delivery to clients	487	452	1,668	1,623
	755	689	2,703	2,553
Other expenses
Repairs and maintenance	400	359	1,480	1,269
Power and fuel	53	49	229	221
Brand and marketing	143	135	528	489
Short-term leases (Refer to Note 2.19)	24	–	89	–
Operating leases	–	165	–	585
Rates and taxes	64	52	193	184
Consumables	33	15	100	47
Insurance	23	19	90	67
Provision for post-sales client support and others	–	(24)	–	1
Commission to non-whole time directors	2	2	8	8
Impairment loss recognized / (reversed) under expected credit loss model	74	18	172	248
Contributions towards Corporate Social responsibility	130	66	385	266
Others	125	76	382	270
	1,071	932	3,656	3,655

2.19 Leases

Accounting Policy

The Group as a lessee

The Group’s lease asset classes primarily consist of leases for land and buildings. The group assesses whether a contract contains a lease, at inception of a contract. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the group assesses whether: (1) the contract involves the use of an identified asset (2) the group has substantially all of the economic benefits from use of the asset through the period of the lease and (3) the group has the right to direct the use of the asset.

At the date of commencement of the lease, the Group recognizes a right-of-use asset (“ROU”) and a corresponding lease liability for all lease arrangements in which it is a lessee, except for leases with a term of twelve months or less (short-term leases) and low value leases. For these short-term and low value leases, the Group recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease.

Certain lease arrangements includes the options to extend or terminate the lease before the end of the lease term. ROU assets and lease liabilities includes these options when it is reasonably certain that they will be exercised.

The right-of-use assets are initially recognized at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or prior to the commencement date of the lease plus any initial direct costs less any lease incentives. They are subsequently measured at cost less accumulated depreciation and impairment losses.

Right-of-use assets are depreciated from the commencement date on a straight-line basis over the shorter of the lease term and useful life of the underlying asset. Right of use assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

The lease liability is initially measured at amortized cost at the present value of the future lease payments. The lease payments are discounted using the interest rate implicit in the lease or, if not readily determinable, using the incremental borrowing rates in the country of domicile of the leases. Lease liabilities are remeasured with a corresponding adjustment to the related right of use asset if the group changes its assessment if whether it will exercise an extension or a termination option. Lease liability and ROU asset have been separately presented in the Balance Sheet and lease payments have been classified as financing cash flows.

The Group as a lessor

Leases for which the group is a lessor is classified as a finance or operating lease. Whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee, the contract is classified as a finance lease. All other leases are classified as operating leases.

When the Group is an intermediate lessor, it accounts for its interests in the head lease and the sublease separately. The sublease is classified as a finance or operating lease by reference to the right-of-use asset arising from the head lease.

For operating leases, rental income is recognized on a straight line basis over the term of the relevant lease.

Transition

Effective April 1, 2019, the Group adopted Ind AS 116 “Leases” and applied the standard to all lease contracts existing on April 1, 2019 using the modified retrospective method and has taken the cumulative adjustment to retained earnings, on the date of initial application. Consequently, the group recorded the lease liability at the present value of the lease payments discounted at the incremental borrowing rate and the right of use asset at its carrying amount as if the standard had been applied since the commencement date of the lease, but discounted at the lessee’s incremental borrowing rate at the date of initial application. Comparatives as at and for the year ended March 31, 2019 have not been retrospectively adjusted and therefore will continue to be reported under the accounting policies included as part of our Annual Report for year ended March 31, 2019

On transition, the adoption of the new standard resulted in recognition of 'Right of Use' asset of 2,907 crore, 'Net investment in sublease' of ROU asset of 430 crore and a lease liability of 3,598 crore. The cumulative effect of applying the standard, amounting to 40 crore was debited to retained earnings, net of taxes. The effect of this adoption is insignificant on the profit before tax, profit for the period and earnings per share. Ind AS 116 will result in an increase in cash inflows from operating activities and an increase in cash outflows from financing activities on account of lease payments.

The following is the summary of practical expedients elected on initial application:

1.	Applied a single discount rate to a portfolio of leases of similar assets in similar economic environment with a similar end date

2.	Applied the exemption not to recognize right-of-use assets and liabilities for leases with less than 12 months of lease term on the date of initial application

3.	Excluded the initial direct costs from the measurement of the right-of-use asset at the date of initial application.

4.	Applied the practical expedient to grandfather the assessment of which transactions are leases. Accordingly, Ind AS 116 is applied only to contracts that were previously identified as leases under Ind AS 17.

The difference between the lease obligation recorded as of March 31, 2019 under Ind AS 17 disclosed under Note 2.19 of the 2019 Annual Report and the value of the lease liability as of April 1, 2019 is primarily on account of inclusion of extension and termination options reasonably certain to be exercised, in measuring the lease liability in accordance with Ind AS 116 and discounting the lease liabilities to the present value under Ind AS 116.

The weighted average incremental borrowing rate applied to lease liabilities as at April 1, 2019 is 4.5%.

Following are the changes in the carrying value of right of use assets for the three months ended March 31, 2020:

(In crore)

Particulars	Category of ROU asset				Total
	Land	Buildings	Vehicles	Computers
Balance as of January 1, 2020	625	3,169	18	42	3,854
Additions*	1	478	–	1	480
Deletions	–	(23)	(1)	–	(24)
Depreciation	(1)	(149)	(2)	(2)	(154)
Translation difference	1	10	–	1	12
Balance as of March 31, 2020	626	3,485	15	42	4,168

*Net of lease incentives of 47 crore related to lease of buildings

Following are the changes in the carrying value of right of use assets for the year ended March 31, 2020:

(In crore)

Particulars	Category of ROU asset				Total
	Land	Buildings	Vehicles	Computers
Balance as of April 1, 2019	–	2,898	9	–	2,907
Reclassified on account of adoption of Ind AS 116 (Refer to note 2.2 & 2.3)	634	–	–	–	634
Additions*	1	1,064	6	49	1,120
Additions through business combination (Refer to note 2.1)	–	177	10	–	187
Deletions	(3)	(130)	(1)	–	(134)
Depreciation	(6)	(540)	(9)	(8)	(563)
Translation difference	–	16	–	1	17
Balance as of March 31, 2020	626	3,485	15	42	4,168

*Net of lease incentives of 115 crore related to lease of buildings

The following is the break-up of current and non-current lease liabilities as of March 31, 2020

(In crore)

Particulars	Amount
Current lease liabilities	619
Non-current lease liabilities	4,014
Total	4,633

The following is the movement in lease liabilities during the three months and year ended March 31, 2020:

(In crore)

Particulars	Three months ended March 31, 2020	Year ended March 31, 2020
Balance at the beginning	4,143	3,598
Additions	575	1,241
Additions through business combination (Refer to note 2.1)	–	224
Deletions	(29)	(145)
Finance cost accrued during the period	45	170
Payment of lease liabilities	(208)	(639)
Translation difference	107	184
Balance at the end	4,633	4,633

The table below provides details regarding the contractual maturities of lease liabilities as of March 31, 2020 on an undiscounted basis:

(In crore)

Particulars	Amount
Less than one year	796
One to five years	2,599
More than five years	2,075
Total	5,470

The group does not face a significant liquidity risk with regard to its lease liabilities as the current assets are sufficient to meet the obligations related to lease liabilities as and when they fall due.

Rental expense recorded for short-term leases was 24 crore for the three months ended March 31,2020 and 89 crore for the year ended March 31,2020

The aggregate depreciation on ROU assets has been included under depreciation and amortisation expense in the consolidated Statement of Profit and Loss.

The following is the movement in the net investment in sublease of ROU assets during the three months and year ended March 31, 2020:

(In crore)

Particulars	Three months ended March 31, 2020	Year ended March 31, 2020
Balance at the beginning	417	430
Interest income accrued during the period	4	15
Lease receipts	(12)	(46)
Translation difference	24	34
Balance at the end	433	433

The table below provides details regarding the contractual maturities of net investment in sublease of ROU asset as of March 31, 2020 on an undiscounted basis:

(In crore)

Particulars	Amount
Less than one year	50
One to five years	217
More than five years	244
Total	511

 Leases not yet commenced to which Group is committed amounts to 655 crore for a lease term ranging from 2 years to 13 years.

2.20 EMPLOYEE BENEFITS

Accounting policy

Gratuity

The Group provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees of Infosys and its Indian subsidiaries. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Group.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, performed by an independent actuary, at each Balance Sheet date using the projected unit credit method. The Company fully contributes all ascertained liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). In case of Infosys BPM and EdgeVerve, contributions are made to the Infosys BPM Employees' Gratuity Fund Trust and EdgeVerve Systems Limited Employees' Gratuity Fund Trust, respectively. Trustees administer contributions made to the Trusts and contributions are invested in a scheme with the Life Insurance Corporation of India as permitted by Indian law.

The Group recognizes the net obligation of a defined benefit plan in its Balance Sheet as an asset or liability. Gains and losses through re-measurements of the net defined benefit liability/(asset) are recognized in other comprehensive income and are not reclassified to profit or loss in subsequent periods. The actual return of the portfolio of plan assets, in excess of the yields computed by applying the discount rate used to measure the defined benefit obligation is recognized in other comprehensive income. The effect of any plan amendments is recognized in the Consolidated Statement of Profit and Loss.

Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the eligible employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The Company contributes a portion to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the trust and the notified interest rate.

In respect of Indian subsidiaries, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the eligible employee and the respective companies make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. The Companies have no further obligation to the plan beyond its monthly contributions.

Superannuation

Certain employees of Infosys, Infosys BPM and EdgeVerve are participants in a defined contribution plan. The Group has no further obligations to the plan beyond its monthly contributions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

Compensated absences

The Group has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation performed by an independent actuary at each Balance Sheet date using projected unit credit method on the additional amount expected to be paid/availed as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

2.20.1 Gratuity

The following tables set out the funded status of the gratuity plans and the amounts recognized in the Group's financial statements as at March 31, 2020 and March 31, 2019:

(In crore)

Particulars	As at
	March 31, 2020	March 31, 2019
Change in benefit obligations
Benefit obligations at the beginning	1,351	1,201
Service cost	178	157
Interest expense	90	85
Remeasurements - Actuarial (gains) / losses	(79)	32
Benefits paid	(141)	(128)
Translation difference	3	2
Reclassified from held for sale (refer note no 2.1.2)	–	2
Benefit obligations at the end	1,402	1,351
Change in plan assets
Fair value of plan assets at the beginning	1,361	1,216
Interest income	97	90
Remeasurements- Return on plan assets excluding amounts included in interest income	9	4
Contributions	191	174
Benefits paid	(136)	(123)
Fair value of plan assets at the end	1,522	1,361
Funded status	120	10
Prepaid gratuity benefit (refer to note no 2.9)	151	42
Accrued gratuity (refer to note no 2.13)	(31)	(32)

Amount for the three months and year ended March 31, 2020 and March 31, 2019 recognized in the consolidated statement of Profit and Loss under employee benefit expense:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2020	2019	2020	2019
Service cost	45	39	178	157
Net interest on the net defined benefit liability/(asset)	(3)	(2)	(7)	(5)
Net gratuity cost	42	37	171	152

Amount for the three months and year ended March 31, 2020 and March 31, 2019 recognized in the consolidated statement of other comprehensive income:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2020	2019	2020	2019
Remeasurements of the net defined benefit liability/ (asset)
Actuarial (gains) / losses	(95)	5	(79)	32
(Return) / loss on plan assets excluding amounts included in the net interest on the net defined benefit liability/(asset)	4	1	(9)	(4)
	(91)	6	(88)	28

(In crore)r

Particulars	Three months ended March 31,		Year ended March 31,
	2020	2019	2020	2019
(Gain)/loss from change in demographic assumptions	1	–	1	(4)
(Gain)/loss from change in financial assumptions	(85)	9	(57)	30
(Gain)/loss from experience adjustment	(11)	(4)	(23)	6
	(95)	5	(79)	32

The weighted-average assumptions used to determine benefit obligations as at March 31, 2020 and March 31, 2019 are set out below:

Particulars	As at
	March 31, 2020	March 31, 2019
Discount rate (1)	6.2%	7.1%
Weighted average rate of increase in compensation levels (2)	6.0%	8.0%
Weighted average duration of defined benefit obligation (3)	5.9 years	5.9 years

The weighted-average assumptions used to determine net periodic benefit cost for the three months and year ended March 31, 2020 and March 31, 2019 are set out below:

Particulars	Three months ended March 31,		Year ended March 31,
	2020	2019	2020	2019
Discount rate (%)	7.1	7.5	7.1	7.5
Weighted average rate of increase in compensation levels (%)	8.0	8.0	8.0	8.0

Assumptions regarding future mortality experience are set in accordance with the published statistics by the Life Insurance Corporation of India.

(1)	In India, the market for high quality corporate bonds being not developed, the yield of government bonds is considered as the discount rate. The tenure has been considered taking into account the past long-term trend of employees’ average remaining service life which reflects the average estimated term of the post- employment benefit obligations.

(2)	The average rate of increase in compensation levels is determined by the Company, considering factors such as, the Company’s past compensation revision trends and management’s estimate of future salary increases.

(3)	Attrition rate considered is the management’s estimate based on the past long-term trend of employee turnover in the Company.

Sensitivity of significant assumptions used for valuation of defined benefit obligation:

(In crore)

Impact from percentage point increase / decrease in	As at March 31, 2020
Discount rate	67
Weighted average rate of increase in compensation levels	59

Sensitivity to significant actuarial assumptions is computed by varying one actuarial assumption used for the valuation of the defined benefit obligation by one percentage, keeping all other actuarial assumptions constant. In practice, this is not probable, and changes in some of the assumptions may be correlated.

Gratuity is applicable only to employees drawing a salary in Indian rupees and there are no other significant foreign defined benefit gratuity plans.

The Company contributes all ascertained liabilities towards gratuity to the Infosys Limited Employees' Gratuity Fund Trust. In case of Infosys BPM and EdgeVerve, contributions are made to the Infosys BPM Employees' Gratuity Fund Trust and EdgeVerve Systems Limited Employees Gratuity Fund Trust, respectively. Trustees administer contributions made to the trust as at March 31, 2020 and March 31, 2019, the plan assets have been primarily invested in insurer managed funds.

Actual return on assets for the three months ended March 31, 2020 and March 31, 2019 were 20 crore and 23 crore, respectively.

Actual return on assets for the year ended March 31, 2020 and March 31, 2019 were 106 crore and 95 crore, respectively.

The Group expects to contribute 145 crore to the gratuity trusts during fiscal 2021.

Maturity profile of defined benefit obligation:

(In crore)

Within 1 year	215
1-2 year	218
2-3 year	220
3-4 year	231
4-5 year	148
5-10 years	1,183

2.20.2 Provident fund

Infosys has an obligation to fund any shortfall on the yield of the trust’s investments over the administered interest rates on an annual basis. These administered rates are determined annually predominantly considering the social rather than economic factors and in most cases the actual return earned by the Company has been higher in the past years. The actuary has provided a valuation for provident fund liabilities on the basis of guidance issued by Actuarial Society of India and based on the assumptions provided there is no shortfall as at March 31, 2019.

The details of the benefit obligation as at March 31, 2019 is as follows:

(In crore)

Particulars	As at
March 31, 2019
Benefit obligation at the period end	5,989
Net liability recognized in balance sheet	–

The following tables set out the funded status of the defined benefit provident fund plan of Infosys limited and the amounts recognized in the Company's financial statements as at March 31, 2020:

(In crore)

Particulars	As at
March 31, 2020
Change in benefit obligations
Benefit obligations at the beginning	5,989
Service cost - employer contribution	407
Employee contribution	857
Interest expense	561
Actuarial (gains) / loss	216
Benefits paid	(664)
Benefit obligations at the end	7,366
Change in plan assets
Fair value of plan assets at the beginning	5,989
Interest income	561
Remeasurements- Return on plan assets excluding amounts included in interest income (1)	(33)
Contributions	1,264
Benefits paid	(664)
Fair value of plan assets at the end	7,117
Net liability (refer to note 2.13)	(249)

(1) Includes unrealized losses on certain investments in bonds

Amount for the three months and year ended March 31, 2020 recognized in the consolidated statement of other comprehensive income:

(In crore)

Particulars	Three months ended March 31, 2020	Year ended March 31, 2020
Remeasurements of the net defined benefit liability/ (asset)
Actuarial (gains) / losses	69	216
(Return) / loss on plan assets excluding amounts included in the net interest on the net defined benefit liability/(asset)	(48)	33
	21	249

Assumptions used in determining the present value obligation of the defined benefit plan under the Deterministic Approach:

Particulars	As at
	March 31, 2020	March 31, 2019
Government of India (GOI) bond yield (1)	6.20%	7.10%
Expected rate of return on plan assets	8.00%	9.20%
Remaining term to maturity of portfolio	6 years	5.47 years
Expected guaranteed interest rate
First year	8.50%	8.65%
Thereafter	8.50%	8.60%

(1)	In India, the market for high quality corporate bonds being not developed, the yield of government bonds is considered as the discount rate. The tenure has been considered taking into account the past long-term trend of employees’ average remaining service life which reflects the average estimated term of the post- employment benefit obligations.

The breakup of the plan assets into various categories as at March 31, 2020 is as follows:

Particulars	As at
March 31, 2020
Central and State government bonds	49%
Public sector undertakings and Private sector bonds	48%
Others	3%

The asset allocation for plan assets is determined based on investment criteria prescribed under the relevant regulations.

As at March 31, 2020 the defined benefit obligation would be affected by approximately 72 crore and 108 crore on account of a 0.25% increase / decrease, respectively, in the expected rate of return on plan assets.

The Group contributed 167 crore and 142 crore to the provident fund during the three months ended March 31, 2020 and March 31, 2019, respectively. The Group contributed 639 crore and 543 crore to the provident fund during the year ended March 31, 2020 and March 31, 2019, respectively. The same has been recognized in the Consolidated Statement of Profit and Loss under the head employee benefit expense.

In February 2019, the Hon’ble Supreme Court of India vide its judgment and subsequent review petition of August 2019 has ruled in respect of compensation for the purpose of Provident Fund contribution under the Employee’s Provident Fund Act. The Company has assessed possible outcomes of the judgment on determination of provident fund contributions and based on the Company’s current evaluation of the judgement, it is not probable that certain allowances paid by the Company will be subject to payment of Provident Fund. The Company will continue to monitor and evaluate its position based on future events and developments.

The provident plans are applicable only to employees drawing a salary in Indian rupees and there are no other significant foreign defined benefit plans.

2.20.3 Superannuation

The Group contributed 60 crore and 57 crore during the three months ended March 31, 2020 and March 31, 2019, respectively. The Group contributed 240 crore and 215 crore during the year ended March 31, 2020 and March 31, 2019, respectively and the same has been recognized in the Consolidated Statement of Profit and Loss under the head employee benefit expense.

2.20.4 Employee benefit costs include:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2020	2019	2020	2019
Salaries and bonus(1)	12,647	11,838	49,837	44,405
Defined contribution plans	85	81	338	307
Defined benefit plans	184	155	712	603
	12,916	12,074	50,887	45,315

(1)	Includes employee stock compensation expense of 66 crore and 59 crore for the three months ended March 31, 2020 and March 31, 2019, respectively. Similarly, includes employee stock compensation expense of 249 crore and 202 crore for the year ended March 31, 2020 and March 31, 2019 respectively.

2.21 RECONCILIATION OF BASIC AND DILUTED SHARES USED IN COMPUTING EARNINGS PER SHARE

Accounting policy

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as at the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

Particulars	Three months ended March 31,		Year ended March 31,
	2020	2019	2020	2019
Basic earnings per equity share - weighted average number of equity shares outstanding(1)	4,240,181,854	4,347,129,592	4,257,754,522	4,347,130,157
Effect of dilutive common equivalent shares - share options outstanding	5,799,532	5,894,271	7,389,706	6,290,615
Diluted earnings per equity share - weighted average number of equity shares and common equivalent shares outstanding	4,245,981,386	4,353,023,863	4,265,144,228	4,353,420,772

Information in the table above is adjusted for September 2018 bonus issue where ever applicable (Refer note no 2.11)

(1) Excludes treasury shares

For the three months ended March 31, 2020 and March 31, 2019, 54,275 and Nil number of option to purchase equity shares had an anti-dilutive effect, respectively.For the year ended March 31, 2020 and March 31, 2019, 13,093 and Nil number of options to purchase equity shares had an anti-dilutive effect, respectively.

2.22 CONTINGENT LIABILITIES AND COMMITMENTS (TO THE EXTENT NOT PROVIDED FOR)

(In crore)

Particulars	As at
	March 31, 2020	March 31, 2019
Contingent liabilities :
Claims against the Group, not acknowledged as debts(1)	3,583	3,081
[Amount paid to statutory authorities 5,353 crore (5,925 crore)]
Commitments :
Estimated amount of contracts remaining to be executed on capital contracts and not provided for (net of advances and deposits)(2)	1,365	1,724
Other commitments*	61	86

*Uncalled capital pertaining to investments

(1)	As at March 31, 2020, claims against the Group not acknowledged as debts in respect of income tax matters amounted to 3,353 crore. The claims against the group majorly represent demands arising on completion of assessment proceedings under the Income Tax Act, 1961. These claims are on account of multiple issues of disallowances such as disallowance of profits earned from STP Units and SEZ Units, disallowance of deductions in respect of employment of new employees under section 80JJAA, disallowance of expenditure towards software being held as capital in nature, payments made to Associated Enterprises held as liable for withholding of taxes. These matters are pending before various Appellate Authorities and the management including its tax advisors expect that its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Group's financial position and results of operations.Amount paid to statutory authorities against the above tax claims amounted to 5,352 crore.

(2) Capital contracts primarily comprises of commitments for infrastructure facilities and computer equipment’s.

The Audit Committee appointed an external legal counsel to conduct an independent investigation into the whistleblower allegations which have been previously disclosed to stock exchanges on October 22, 2019 and to the Securities and Exchange Commission (SEC) on Form 6-K on the same date. As previously disclosed on January 10, 2020 the outcome of the investigation has not resulted in restatement of previously issued financial statements. The Company cooperated with an investigation by the SEC regarding the same matters. In March 2020, the Company received notification from the SEC that the SEC has concluded its investigation and the Company does not anticipate any further action by the SEC on this matter. The Company is responding to all the inquires received from the Indian regulatory authorities and will continue to cooperate with the authorities for any additional requests for information. Additionally, in October 2019, a shareholder class action lawsuit was filed in the United States District Court for the Eastern District of New York against the Company and certain of its current and former officers for alleged violations of the US federal securities laws. The Company is presently unable to predict the scope, duration or the outcome of these matters.

The Group is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The Group’s management reasonably expects that these legal actions, when ultimately concluded and determined, will not have a material and adverse effect on the Group’s results of operations or financial condition.

2.23 RELATED PARTY TRANSACTIONS

List of related parties:

Name of subsidiaries	Country	Holdings as at
		March 31, 2020	March 31, 2019
Infosys Technologies (China) Co. Limited (Infosys China)	China	100%	100%
Infosys Technologies S. de R. L. de C. V. (Infosys Mexico)	Mexico	100%	100%
Infosys Technologies (Sweden) AB. (Infosys Sweden)	Sweden	100%	100%
Infosys Technologies (Shanghai) Company Limited (Infosys Shanghai)	China	100%	100%
Infosys Tecnologia DO Brasil LTDA. (Infosys Brasil)(25)	Brazil	–	100%
Infosys Nova Holdings LLC. (Infosys Nova)	U.S.	100%	100%
EdgeVerve Systems Limited (EdgeVerve)	India	100%	100%
Infosys Austria GmbH(1) (formerly Lodestone Management Consultants GmbH)	Austria	100%	100%
Skava Systems Pvt. Ltd. (Skava Systems)	India	100%	100%
Kallidus Inc, (Kallidus)	U.S.	100%	100%
Infosys Chile SpA	Chile	100%	100%
Infosys Arabia Limited(2)	Saudi Arabia	70%	70%
Infosys Consulting Ltda.(2)	Brazil	100%	99.99%
Infosys CIS LLC(1) (18) (26)	Russia	–	–
Infosys Luxembourg S.a.r.l (1) (13)	Luxembourg	100%	100%
Infosys Americas Inc., (Infosys Americas)	U.S.	100%	100%
Infosys Technologies (Australia) Pty. Limited (Infosys Australia)(3)	Australia	–	100%
Infosys Public Services, Inc. USA (Infosys Public Services)	U.S.	100%	100%
Infosys Canada Public Services Inc(19)	Canada	–	–
Infosys BPM Limited	India	99.99%	99.98%
Infosys (Czech Republic) Limited s.r.o.(4)	Czech Republic	99.99%	99.98%
Infosys Poland, Sp z.o.o(4)	Poland	99.99%	99.98%
Infosys McCamish Systems LLC(4)	U.S.	99.99%	99.98%
Portland Group Pty Ltd(4)	Australia	99.99%	99.98%
Infosys BPO Americas LLC.(4)	U.S.	99.99%	99.98%
Infosys Consulting Holding AG (Infosys Lodestone)	Switzerland	100%	100%
Lodestone Management Consultants Inc.(5) (11)	U.S.	–	–
Infosys Management Consulting Pty Limited(5)	Australia	100%	100%
Infosys Consulting AG(5)	Switzerland	100%	100%
Infosys Consulting GmbH(5)	Germany	100%	100%
Infosys Consulting S.R.L.(1)	Romania	100%	100%
Infosys Consulting SAS(5)	France	100%	100%
Infosys Consulting s.r.o.(5)	Czech Republic	100%	100%
Infosys Consulting (Shanghai) Co., Ltd.(formerly Lodestone Management Consultants Co., Ltd)(5)	China	100%	100%
Infy Consulting Company Ltd(5)	U.K.	100%	100%
Infy Consulting B.V.(5)	The Netherlands	100%	100%
Infosys Consulting Sp. z.o.o(32)	Poland	99.99%	100%
Lodestone Management Consultants Portugal, Unipessoal, Lda.(5)	Portugal	100%	100%
Infosys Consulting S.R.L.(5)	Argentina	100%	100%
Infosys Consulting (Belgium) NV (formerly Lodestone Management Consultants (Belgium) S.A.)(6)	Belgium	99.90%	99.90%
Panaya Inc. (Panaya)	U.S.	100%	100%
Panaya Ltd.(7)	Israel	100%	100%
Panaya GmbH(7)	Germany	100%	100%
Panaya Japan Co. Ltd(7)(31)	Japan	–	100%
Brilliant Basics Holdings Limited (Brilliant Basics)	U.K.	100%	100%
Brilliant Basics Limited(8)	U.K.	100%	100%
Brilliant Basics (MENA) DMCC(8) (26)	Dubai	100%	100%
Infosys Consulting Pte Limited (Infosys Singapore)(1)	Singapore	100%	100%
Infosys Middle East FZ LLC(9)	Dubai	100%	100%
Fluido Oy(9)(14)	Finland	100%	100%
Fluido Sweden AB (Extero)(15)	Sweden	100%	100%
Fluido Norway A/S(15)	Norway	100%	100%
Fluido Denmark A/S(15)	Denmark	100%	100%
Fluido Slovakia s.r.o(15)	Slovakia	100%	100%
Fluido Newco AB(15)	Sweden	100%	100%
Infosys Compaz Pte. Ltd (formerly Trusted Source Pte. Ltd)(16)	Singapore	60%	60%
Infosys South Africa (Pty) Ltd(9)(17)	South Africa	–	–
WongDoody Holding Company Inc. (WongDoody)(10)	U.S.	100%	100%
WDW Communications, Inc(12)	U.S.	100%	100%
WongDoody, Inc(12)	U.S.	100%	100%
HIPUS(20)	Japan	81%	–
Stater N.V.(21)	The Netherlands	75%	–
Stater Nederland B.V.(22)	The Netherlands	75%	–
Stater Duitsland B.V.(22)	The Netherlands	75%	–
Stater XXL B.V.(22)	The Netherlands	75%	–
HypoCasso B.V.(22)	The Netherlands	75%	–
Stater Participations B.V.(22)	The Netherlands	75%	–
Stater Deutschland Verwaltungs-GmbH(23)	Germany	75%	–
Stater Deutschland GmbH & Co. KG(23)	Germany	75%	–
Stater Belgium N.V./S.A.(24)	Belgium	53.99%	–
Outbox systems Inc. dba Simplus (US)(27)	U.S.	100%	–
Simplus Australia Pty Ltd(30)	Australia	100%	–
Sqware Peg Digital Pty Ltd(30)	Australia	100%	–
Simplus Philippines, Inc.(28)	Philippines	100%	–
Simplus Europe, Ltd.(28)	U.K.	100%	–
Simplus U.K., Ltd.(29)	U.K.	100%	–
Simplus Ireland, Ltd.(29)	Ireland	100%	–

(1)	Wholly-owned subsidiary of Infosys Limited
(2)	Majority owned and controlled subsidiary of Infosys Limited
(3)	Liquidated effective November 17, 2019
(4)	Wholly owned subsidiary of Infosys BPM
(5)	Wholly owned subsidiary of Infosys Consulting Holding AG (formerly Lodestone Holding AG)
(6)	Majority owned and controlled subsidiary of Infosys Consulting Holding AG (formerly Lodestone Holding AG)
(7)	Wholly owned subsidiary of Panaya Inc
(8)	Wholly-owned subsidiary of Brilliant Basics Holding Limited.
(9)	Wholly-owned subsidiary of Infosys Consulting Pte Ltd
(10)	On May 22, 2018, Infosys acquired 100% of the voting interest in WongDoody
(11)	Liquidated effective May 4, 2018
(12)	Wholly-owned subsidiary of WongDoody
(13)	Incorporated effective August 6, 2018
(14)	On October 11, 2018, Infosys Consulting Pte. Ltd, acquired 100% of the voting interests in Fluido Oy and its subsidiaries
(15)	Wholly-owned subsidiary of Fluido Oy
(16)	On November 16, 2018 , Infosys Consulting Pte. Ltd, acquired 60% of the voting interest in Infosys Compaz Pte. Ltd
(17)	Incorporated effective December 19,2018
(18)	Incorporated effective November 29, 2018
(19)	Incorporated effective November 27, 2018, wholly owned subsidiary of Infosys Public Services Inc
(20)	On April 1, 2019, Infosys Consulting Pte. Ltd, acquired 81% of the voting interests in HIPUS Co. Ltd, Japan
(21)	On May 23, 2019, Infosys Consulting Pte. Ltd, acquired 75% of the voting interests in Stater N.V.
(22)	Majority owned and controlled subsidiary of Stater N.V
(23)	Majority owned and controlled subsidiary of Stater Duitsland B. V.
(24)	Majority owned and controlled subsidiary of Stater Participations B. V.
(25)	Effective October 1, 2019, merged into Infosys Consulting Ltda, a majority owned and controlled subsidiary of Infosys Ltd.
(26)	Under Liquidation
(27)	On March 13, 2020, Infosys Nova Holdings LLC, acquired 100% of the voting interests in Outbox Systems Inc.
(28)	Wholly-owned subsidiary of Outbox Systems Inc.
(29)	Wholly-owned subsidiary of Simplus Europe, Ltd.
(30)	Wholly-owned subsidiary of Simplus ANZ Pty Ltd.
(31)	Liquidated effective October 31, 2019
(32)	On February 20, 2020, Infosys Poland, Sp z.o.o, acquired 100% of the voting interests in Infosys Consulting Sp. z.o.o from Infosys Consulting Holding AG (formerly Lodestone Holding AG).

Infosys has provided guarantee for performance of certain contracts entered into by its subsidiaries.

List of other related party

Particulars	Country	Nature of relationship
Infosys Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Provident Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys
Infosys BPM Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys BPM
Infosys BPM Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys BPM
EdgeVerve Systems Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of EdgeVerve
EdgeVerve Systems Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of EdgeVerve
Infosys Employees Welfare Trust	India	Controlled trust
Infosys Employee Benefits Trust	India	Controlled trust
Infosys Science Foundation	India	Controlled trust
Infosys Expanded Stock Ownership Trust *	India	Controlled trust

Refer note no. 2.20 for information on transactions with post-employment benefit plans mentioned above.

* Registered on May 15, 2019

List of key management personnel

Whole-time Directors

Salil Parekh , Chief Executive Officer and Managing Director

U.B. Pravin Rao, Chief Operating Officer

Non-whole-time Directors

Nandan M. Nilekani

Micheal Gibbs (appointed as Independent director effective July 13, 2018)

Ravi Venkatesan (resigned as member of the Board effective May 11, 2018)

Kiran Mazumdar-Shaw

Roopa Kudva (retired as member of the Board effective February 3, 2020)

Dr. Punita Kumar-Sinha

D.N. Prahlad

D. Sundaram

Executive Officers

Nilanjan Roy (appointed as Chief Financial Officer effective March 1, 2019)

Jayesh Sanghrajka (appointed as Interim-Chief Financial Officer effective November 17, 2018. He resumed his responsibilities as Deputy Chief Financial Officer effective March 1, 2019).

M.D. Ranganath (resigned as Chief Financial Officer effective November 16, 2018)

Mohit Joshi, President

Ravi Kumar S, President and Deputy Chief Operating Officer

Krishnamurthy Shankar, Group Head - Human Resources

Inderpreet Sawhney, Group General Counsel and Chief Compliance Officer

Company Secretary

A.G.S. Manikantha

Transaction with key management personnel:

The related party transactions with above KMP which comprise directors and executive officers are as follows :

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2020	2019	2020	2019
Salaries and other employee benefits to whole-time directors and executive officers (1)(2)(3)	29	29	118	96
Commission and other benefits to non-executive/independent directors	2	2	8	8
Total	31	31	126	104

(1)	Total employee stock compensation expense for the three months ended March 31, 2020 and March 31, 2019 includes a charge of 11 crore and 10 crore, respectively, towards key managerial personnel. For the year ended March 31, 2020 and March 31, 2019, includes a charge of 56 crore and 33 crore respectively, towards key managerial personnel. (Refer to note 2.11)

(2)	On December 20, 2018, the Board appointed Nilanjan Roy as the Chief Financial Officer of the Company with effect from March 1, 2019.

(3)	Does not include post-employment benefit based on actuarial valuation as this is done for the Company as a whole.

2.24 SEGMENT REPORTING

Ind AS 108 establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The Group's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance business performance. The Chief Operating Decision Maker evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the accounting policies.

Business segments of the Group are primarily enterprises in Financial Services and Insurance, enterprises in Manufacturing, enterprises in Retail, Consumer Packaged Goods and Logistics, enterprises in the Energy, Utilities, Resources and Services, enterprises in Communication, Telecom OEM and Media, enterprises in Hi-Tech, enterprises in Life Sciences and Healthcare and all other segments. The Financial services reportable segments has been aggregated to include the Financial Services operating segment and Finacle operating segment because of the similarity of the economic characteristics. All other segments represent the operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services .

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Revenue for 'all other segments' represents revenue generated by Infosys Public services and revenue generated from customers located in India, Japan and China and other enterprises in Public services. Allocated expenses of segments include expenses incurred for rendering services from the Group's offshore software development centers and on-site expenses, which are categorized in relation to the associated efforts of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. The management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the Group.

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Business segment revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

Disclosure of revenue by geographic locations is given in note 2.16 Revenue from operations.

Business Segments

Three months ended March 31, 2020 and March 31, 2019:

(In crore)

Particulars	Financial Services	Retail	Communication	Energy, Utilities, Resources and Services	Manufacturing	Hi-Tech	Life Sciences	All other segments	Total
Revenue from operations	7,282	3,622	3,017	2,992	2,363	1,831	1,484	676	23,267
	6,805	3,416	2,921	2,747	2,161	1,650	1,287	552	21,539
Identifiable operating expenses	3,808	1,790	1,769	1,481	1,246	1,056	827	422	12,399
	3,614	1,705	1,731	1,500	1,190	984	694	348	11,766
Allocated expenses	1,611	774	688	655	560	344	313	217	5,162
	1,470	694	612	613	500	290	270	167	4,616
Segmental operating income	1,863	1,058	560	856	557	431	344	37	5,706
	1,721	1,017	578	634	471	376	323	37	5,157
Unallocable expenses*									779
									539
Other income, net (Refer to note 2.17)									614
									665
Finance costs (Refer to note 2.19)									(45)
									–
Reduction in the fair value of Disposal Group held for sale									–
									–
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale" (Refer to note 2.1.2)									–
									–
Profit before tax									5,496
									5,283
Income Tax Expense									1,161
									1,205
Net Profit									4,335
									4,078
Depreciation and amortization expense									749
									531
Non-cash expenses other than depreciation and amortization									30
									8

*Unallocable expenses for the three months ended March 31, 2020 includes amortization on ROU assets consequent to adoption of Ind AS 116 - Leases effective April 1, 2019

Year ended March 31, 2020 and March 31, 2019:

(In crore)

Particulars	Financial Services	Retail	Communication	Energy, Utilities, Resources and Services	Manufacturing	Hi-Tech	Life Sciences	All other segments	Total
Revenue from operations	28,625	14,035	11,984	11,736	9,131	6,972	5,837	2,471	90,791
	26,477	13,556	10,426	10,390	8,152	6,177	5,203	2,294	82,675
Identifiable operating expenses	14,977	6,989	7,084	6,104	4,991	4,125	3,212	1,486	48,968
	14,164	6,823	5,720	5,661	4,513	3,546	2,756	1,415	44,598
Allocated expenses	6,342	2,834	2,476	2,416	2,081	1,243	1,194	921	19,507
	5,435	2,699	2,189	2,187	1,786	1,083	1,028	763	17,170
Segmental operating income	7,306	4,212	2,424	3,216	2,059	1,604	1,431	64	22,316
	6,878	4,034	2,517	2,542	1,853	1,548	1,419	116	20,907
Unallocable expenses*									2,942
									2,027
Other income, net (Refer to note 2.17)									2,803
									2,882
Finance costs (Refer to note 2.19)									(170)
									–
Reduction in the fair value of Disposal Group held for sale (Refer to note 2.1.2)									–
									(270)
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale" (Refer to note 2.1.2)									–
									(451)
Profit before tax									22,007
									21,041
Income Tax Expense									5,368
									5,631
Net Profit									16,639
									15,410
Depreciation and amortization expense									2,893
									2,011
Non-cash expenses other than depreciation and amortization									49
									740

*	Unallocable expenses for the year ended March 31, 2020 includes amortization on ROU assets consequent to adoption of Ind AS 116 - Leases effective April 1, 2019

Significant clients

No client individually accounted for more than 10% of the revenues in the three months and year ended March 31, 2020 and March 31, 2019

2.25 FUNCTION WISE CLASSIFICATION OF CONSOLIDATED STATEMENT OF PROFIT AND LOSS

 (In crore)

Particulars	Note no	Three months ended March 31,		Year ended March 31,
		2020	2019	2020	2019
Revenue from operations	2.16	23,267	21,539	90,791	82,675
Cost of Sales		15,501	14,283	60,732	53,867
Gross profit		7,766	7,256	30,059	28,808
Operating expenses
Selling and marketing expenses		1,172	1,226	4,711	4,473
General and administration expenses		1,667	1,412	5,974	5,455
Total operating expenses		2,839	2,638	10,685	9,928
Operating profit		4,927	4,618	19,374	18,880
Reduction in the fair value of Disposal Group held for sale	2.1.2	–	–	–	270
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale"	2.1.2	–	–	–	451
Other income, net	2.17	614	665	2,803	2,882
Finance cost	2.19	45	–	170	–
Profit before tax		5,496	5,283	22,007	21,041
Tax expense:
Current tax	2.15	1,335	1,193	5,775	5,727
Deferred tax	2.15	(174)	12	(407)	(96)
Profit for the period		4,335	4,078	16,639	15,410
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset	2.20 and 2.15	(21)	(3)	(180)	(22)
Equity instruments through other comprehensive income, net	2.4 and 2.15	(2)	1	(33)	70
		(23)	(2)	(213)	48
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedge, net	2.10 and 2.15	–	(15)	(36)	21
Exchange differences on translation of foreign operations, net		237	(70)	378	63
Fair value changes on investments, net	2.4 and 2.15	15	25	22	2
		252	(60)	364	86

Total other comprehensive income / (loss), net of tax		229	(62)	151	134
Total comprehensive income for the period		4,564	4,016	16,790	15,544
Profit attributable to:
Owners of the Company		4,321	4,074	16,594	15,404
Non-controlling interests		14	4	45	6
		4,335	4,078	16,639	15,410
Total comprehensive income attributable to:
Owners of the Company		4,545	4,012	16,732	15,538
Non-controlling interests		19	4	58	6
		4,564	4,016	16,790	15,544

for and on behalf of the Board of Directors of Infosys Limited

Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	U.B. Pravin Rao Chief Operating Officer and Whole-time Director

D. Sundaram Director	Nilanjan Roy Chief Financial Officer	A.G.S. Manikantha Company Secretary